GREAT-WEST
LIFECO INC.

August 15, 2005

05010607

RECEIVED
AUG 1 8 2005

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

**RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728**

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- June 30, 2005 (purchase and cancellation).
- July 11, 2005 (purchase and cancellation).
- July 13, 2005 (purchase and cancellation).
- July 21, 2005 (purchase and cancellation).
- July 28, 2005 (purchase and cancellation).
- August 4, 2005 (purchase and cancellation).
- August 15, 2005 (purchase and cancellation).

AUG 22 2005
FINANCIAL

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

Encls.

2005-08-15, 12:35:28, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2005-08-15
Date of transaction	2005-08-05
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	32000
Unit price or exercise price	30.3380 Currency Canadian Dollar
Closing balance of securities held	32000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-08-15, 12:39:57, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	32000
Filing date	2005-08-15
Date of transaction	2005-08-05
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	32000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-08-04, 17:21:20, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-08-04
Date of transaction	2005-07-29
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-08-04, 17:19:23, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-08-04		
Date of transaction	2005-07-29		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.6804	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-07-28, 15:22:22, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2005-07-28		
Date of transaction	2005-07-22		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-07-28, 15:20:49, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-07-28		
Date of transaction	2005-07-22		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	28.9957	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-07-21, 15:58:35, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-07-21
Date of transaction	2005-07-15
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-07-21, 15:55:58, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-07-21		
Date of transaction	2005-07-15		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	28.6984	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Coruse Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-07-13, 12:30:01, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-07-13
Date of transaction	2005-07-08
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-07-13, 12:27:39, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2005-07-13
Date of transaction	2005-07-08
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	27.9994 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-07-11, 17:17:01, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-07-11
Date of transaction	2005-06-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-07-11, 17:15:13, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2005-07-11
Date of transaction	2005-06-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	28.4420 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-06-30, 12:25:33, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-06-30
Date of transaction	2005-06-24
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares Purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-06-30, 12:23:19, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-06-30		
Date of transaction	2005-06-24		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	27.8096	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cacnellation by way of Normal course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

GREAT-WEST
LIFECO INC.

August 17, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Press Release dated July 21, 2005;
- Preliminary Short Form Prospectus – First Preferred Share Series H;
- Short Form Prospectus – First Preferred Share Series H;
- Interim Comparative Financial Statements (unaudited) for the period ending June 30, 2005;
- Interim MD&A for the period ending June 30, 2005;
- CEO/CFO Certification dated August 4, 2005;
- Press Release dated August 4, 2005;
- Code of Business Conduct and Ethics;
- Certificate of Amendment dated August 8, 2005;
- Press Release dated August 12, 2005.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

N:\las\qtr\2005\2005-08DIV.doc

509-01/02

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Inc. Preferred Share Issue

Winnipeg, July 21, 2005...Great-West Lifeco Inc. (the "Corporation") has today entered into an agreement with a syndicate of underwriters co-led by Scotia Capital Inc. and BMO Nesbitt Burns Inc. under which the underwriters have agreed to buy, on a bought deal basis, 12,000,000, 4.85% Non-Cumulative First Preferred Shares, Series H (the "Preferred Shares") from the Corporation for sale to the public at a price of $25.00 per Preferred Share, representing an aggregate issue amount of $300,000,000. The Corporation has granted the underwriters an option to purchase up to an additional 2,000,000 Preferred Shares, exercisable at any time up to 48 hours prior to closing. The offering is expected to close on August 12, 2005. The net proceeds may be used by the Corporation to repay all or part of its term bank loan facility, to purchase for cancellation existing preference shares of the Corporation, or for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. The Corporation has operations in Canada, the United States, and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, and Great-West Life & Annuity Insurance Company. The Corporation and its companies have more than $167 billion in assets under administration. The Corporation is a member of the Power Financial Corporation group of companies.

Not for distribution to U.S. news wire services or dissemination in the United States.

- 30 -

For more information contact:

Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces ***and territ***
ot yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to ε amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

'o securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not been nd will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. These securities may not be offered, old or delivered in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S to the 1933 Act). See "Plan of Distribution".

nformation has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of he documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Counsel & Secretary, Canada, of Great-West .ifeco at 100 Osborne Street North, Winnipeg, Manitoba R3C 3A5, telephone: (204) 946-1190, and are also available electronically at www.sedar.com.*

Preliminary Short Form Prospectus

Vew Issue *July 22, 2005*

GREAT-WEST LIFECO INC.

$300,000,000

(12,000,000 shares)

4.85% Non-Cumulative First Preferred Shares, Series H

The 4.85% Non-Cumulative First Preferred Shares, Series H (the "Series H First Preferred Shares") will be entitled to fixed non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, at a rate equal to $1.2125 per share per annum. The initial dividend, if declared, will be payable September 30, 2005, and will be $0.16277 per share, based upon an anticipated closing date of August 12, 2005. Thereafter, dividends will be payable quarterly on the last day of March, June, September and December in each year at a rate of $0.30313 per share. Certain provisions relating to the Series H First Preferred Shares are summarized under "Details of the Offering".

On and after September 30, 2010, Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") may, on not less than 30 nor more than 60 days' notice, redeem for cash the Series H First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to September 30, 2011, $25.75 if redeemed on or after September 30, 2011 and prior to September 30, 2012, $25.50 if redeemed on or after September 30, 2012 and prior to September 30, 2013, $25.25 if redeemed on or after September 30, 2013 and prior to September 30, 2014 and $25.00 if redeemed on or after September 30, 2014, in each case together with all declared and unpaid dividends to but excluding the date of redemption. See "Details of the Offering".

Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc. (collectively, the "Underwriters") have agreed to purchase the Series H First Preferred Shares from the Corporation subject to the terms and conditions set forth in the underwriting agreement referred to under "Plan of Distribution" (the "Underwriting Agreement"). In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series H First Preferred Shares at a level above that which might otherwise prevail in the open market. Great-West Lifeco may use a portion of the proceeds realized from the sale of the Series H First Preferred Shares to repay the outstanding amount of a five year term bank loan facility provided by a syndicate of banks. Each of Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. is a direct or indirect wholly-owned subsidiary of a Canadian chartered bank participating in the term bank loan facility syndicate (each a "Bank-Owned Underwriter"). **By virtue of the relationship between a Bank-Owned Underwriter and its parent bank participating in the term bank loan facility syndicate, Great-West Lifeco is a connected issuer of such Bank-Owned Underwriters under applicable securities legislation in connection with the offering.** See "Plan of Distribution".

There is currently no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

Price: $25.00 per share to yield 4.85%

	Price to Public	Underwriters' Fee (1)	Net Proceeds to the Corporation (1)(2)
Per Series H First Preferred Share	$25.00	$0.75	$24.25
Total (3)	$300,000,000	$9,000,000	$291,000,000

(1) The Underwriters' fee is $0.25 for each Series H First Preferred Share sold to certain exempt institutions and $0.75 for all other Series H First Preferred Shares which are sold. The Underwriters' fee set forth in the table assumes that no Series H First Preferred Shares are sold to such institutions.

(2) Before deduction of the expenses of this issue, estimated at $300,000, which together with the Underwriters' fee will be paid from the proceeds of this offering.

(3) The Underwriters have been granted an option (the "Underwriters' Option") to purchase up to an additional 2,000,000 Series H First Preferred Shares (the "Option Shares") at the price hereunder, exercisable up to the close of business on July 26, 2005 and thereafter with the agreement of the Corporation up to 48 hours before closing of the offering. If the Underwriters' Option is exercised in full, the total price to the public, the total Underwriters' fee and the total net proceeds to the Corporation from the offering will be $350,000,000, $10,500,000 and $339,500,000, respectively. This prospectus qualifies the grant of the Underwriters' Option and the Option Shares being issued as a result of the exercise hereof.

The Underwriters may offer the Series H First Preferred Shares at a price lower than that stated above. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Series H First Preferred Shares subject to prior sale, if, as and when issued by Great-West Lifeco and accepted by them in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Great-West Lifeco by Blake, Cassels & Graydon LLP, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Closing of this offering is expected to take place on August 12, 2005 or such other date not later than September 9, 2005 as may be agreed upon. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book-entry only certificate representing the Series H First Preferred Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on the closing of this offering. A purchaser of the Series H First Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the shares are purchased.

Table of Contents

Forward-Looking Information

This prospectus, including documents incorporated by reference, may contain forward-looking statements about Great-West Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible Great-West Lifeco action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Great-West Lifeco, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Great-West Lifeco due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Great-West Lifeco's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Great-West Lifeco has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP, the Series H First Preferred Shares, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Great-West Lifeco Inc.

The following chart summarizes Great-West Lifeco's corporate structure as at the date hereof, including its interests in its material subsidiaries. Unless otherwise indicated, all such subsidiaries are incorporated or have been continued under the laws of Canada. Great-West Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary. As at March 31, 2005 Great-West Lifeco also owned less than 1% of the non-voting securities of The Great-West Life Assurance Company (''Great-West Life'').


Great-West Lifeco Inc.
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
Canada Life Financial Corporation
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
The Canada Life Assurance Company
London Life Insurance Company

Great-West Lifeco is a financial services holding company with interests in the life insurance, health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada, the United States and Europe. Its major operating subsidiaries are Great-West Life and London Life Insurance Company (''London Life'') in Canada, The Canada Life Assurance Company (''Canada Life'') in Canada and in Europe, and Great-West Life & Annuity Insurance Company (''GWL&A'') in the United States. Great-West Lifeco and its subsidiaries have approximately $167 billion in assets under administration, and as at December 31, 2004, had approximately 18,400 employees worldwide. Great-West Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries. However, Great-West Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West Life, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West Life offers effective benefit solutions for large and small employee groups. Together, Great-West Life, London Life, Canada Life and their subsidiaries serve the financial security needs of 12 million people across Canada.

GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. Headquartered in Denver, Colorado, GWL&A serves its customers nationwide through a range of healthcare and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

The businesses of Great-West Lifeco are grouped into reportable segments as follows:

Canada

The Canadian segment includes the operating results of the Canadian businesses operated by Great-West Life, London Life and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, Great-West Life provides life, health, disability and creditor insurance products to group

clients in Canada. Through its Individual Insurance & Investments Products business unit, Great-West Life, London Life and Canada Life provide life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Europe

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. (''LRG''), and their subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities and group insurance in the United Kingdom, individual insurance, savings and pension products in Ireland, and pension products in Germany. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

On May 12, 2005, Great-West Lifeco announced that its United Kingdom subsidiary, Canada Life Limited, had reached an agreement to acquire the payout annuity business of Phoenix and London Assurance Limited, a unit of the Resolution Life Group in the United Kingdom. At December 31, 2004, the value of the assets and liabilities being acquired was £2.18 billion ($5.1 billion Cdn.). The actual value of the transaction will depend on the asset values at the date of closing of the acquisition. Canada Life Limited began to assume the risk effective July 1, 2005. Closing is expected to be in the fourth quarter of 2005, subject to regulatory and legal approvals.

United States

The United States segment includes the operations of GWL&A as well as the United States branch operations of Great-West Life and Canada Life. This segment includes two primary business units. Through the Healthcare business unit, GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans, deferred compensation plans, and corporate 401(k) plans for a variety of markets. It also provides annuity and life insurance products for individuals, families and corporate executives.

Corporate

The head and registered office and principal place of business of Great-West Lifeco is located at 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

As at March 31, 2005, Power Financial Corporation controlled, directly or indirectly, approximately 74.80% of the outstanding common shares of Great-West Lifeco, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of the Corporation.

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments. If effected, such transactions could be material to Lifeco in size or scope, and could result in changes in the value of the securities of Great-West Lifeco, including the Series H First Preferred Shares offered hereby.

Use of Proceeds

The net proceeds from the sale of the Series H First Preferred Shares offered hereunder will amount to approximately $290,700,000 or $339,200,000 if the Underwriter's Option is exercised in full after deducting the Underwriters' fee and estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the proceeds of this offering. The net proceeds of this offering may be used by the Corporation to repay all or part of its term bank loan facility, to purchase for cancellation existing preference shares of the Corporation, or for general corporate purposes.

Details of the Offering

The authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares.

The First Preferred Shares of the Corporation may be issued in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors of the Corporation designates. The Board of Directors of the Corporation has designated 8,000,000 of the First Preferred Shares as Series D First Preferred Shares, 24,000,000 of the First Preferred Shares as Series E First Preferred Shares, 8,000,000 of the First Preferred Shares as Series F First Preferred Shares and 12,000,000 of the First Preferred Shares as Series G First Preferred Shares, of which 8,000,000 Series D First Preferred Shares, 23,868,115 Series E First Preferred Shares, 7,957,001 Series F First Preferred Shares and 12,000,000 Series G First Preferred Shares are issued and outstanding.

Great-West Lifeco considers the Series H First Preferred Shares to be core capital. If the Corporation determines to redeem the Series H First Preferred Shares in full, it intends to replace the Series H First Preferred Shares with securities ranking pari passu or junior to the Series H First Preferred Shares, issued on or before a day that is not more than six months after the date of the redemption of the Series H First Preferred Shares.

The following is a summary of certain provisions of the First Preferred Shares as a class and of the Series H First Preferred Shares.

Certain Provisions of the First Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and in priority to the Second Preferred Shares, the Common Shares and any other shares ranking junior to the First Preferred Shares. On such a distribution, the rights of the holders of the First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the First Preferred Shares.

Approval by First Preferred Shareholders

In addition to any shareholder approvals required by applicable law, the approval of the holders of the First Preferred Shares as a class, given in the manner described under "Modification" below, is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the First Preferred Shares as a class.

Voting Rights

Subject to the temporary voting rights discussed below, the holders of First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of the Corporation or of its shareholders except as may be specifically provided in the provisions attaching to the First Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of the First Preferred Shares as a class and any other approval required to be given by the holders of the First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of First Preferred Shares duly called for that purpose. On any vote held in respect of such a resolution, holders of First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the *Canada Business Corporations Act* (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders.

Temporary Rights and Obligations

Section 411 of the *Insurance Companies Act* ("ICA") requires that certain insurance companies, including Great-West Life, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons other than a "major shareholder" of the company (or an entity

controlled by a major shareholder) (the "Public Voting Requirement"). The ICA provides that a person is a major shareholder of the company where (A) the aggregate of: (i) any voting shares of a class beneficially owned by the person and (ii) any voting shares of a class beneficially owned by entities controlled by the person, exceeds 20% of all the outstanding shares of that class or (B) the aggregate of (i) any non-voting shares of a class beneficially owned by the person and (ii) any non-voting shares of a class beneficially owned by entities controlled by the person, exceeds 30% of all the outstanding shares of that class.

As permitted by the ICA, the Public Voting Requirement applicable to Great-West Life has been satisfied by the Corporation by provisions in the Corporation's articles relating to, among other things, the attachment of voting rights to the First Preferred Shares and constraints on the issue and transfer of the First Preferred Shares. Such provisions currently apply to the First Preferred Shares and will continue to apply until the earlier of the date that: (i) Great-West Life satisfies the Public Voting Requirement in some other manner; (ii) Great-West Life is not required to satisfy the Public Voting Requirement; or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the "Temporary Period"). The temporary rights and obligations of the holders of First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of the Corporation during the Temporary Period other than meetings of holders of a class or series of a class of shares at which such holders are entitled to vote separately as a class or series of a class. Each First Preferred Share, from time to time, shall carry such number of votes calculated based on a formula set out in the articles of the Corporation. The formula provides that the number of votes that can be cast by holders of Common Shares and holders of First Preferred Shares, who (i) do not hold a Significant Interest, for the purposes of the ICA, in the Common Shares as a class or in the First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of the Corporation. There are restrictions on the voting rights attached to First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where First Preferred Shares are held by a person who has a Significant Interest in the First Preferred Shares as a class, or an entity controlled by such person owns any First Preferred Shares, the voting rights attached to the First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, First Preferred Shares may neither be issued, nor registered in the securities register of the Corporation as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

Declaration of Shareholder

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the First Preferred Shares, the Board of Directors of the Corporation may, in certain circumstances, require any holder of First Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

Certain Provisions of the Series H First Preferred Shares

Dividends

The holders of the Series H First Preferred Shares will be entitled to receive quarterly non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, on the last day of March, June, September and December in each year at a rate equal to $0.30313 per share. The initial dividend, if declared, will be payable on September 30, 2005 and will be $0.16277 per share, assuming a closing date of August 12, 2005.

If the Board of Directors of Great-West Lifeco does not declare any dividend or part thereof on the Series H First Preferred Shares on or before the dividend payment date for a particular quarter, then the right of the holders of the Series H First Preferred Shares to such dividend or part thereof for such quarter will be extinguished.

Redemption by the Corporation

The Series H First Preferred Shares will not be redeemable prior to September 30, 2010. Subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the Series H First Preferred Shares, and to the provisions described under ''Restrictions on Dividends on and Retirement of Other Shares'', the Corporation may redeem on or after September 30, 2010 all, or from time to time any, of the then outstanding Series H First Preferred Shares. Such redemption may be made upon payment in cash of the amount of $26.00 per share if redeemed prior to September 30, 2011, $25.75 per share if redeemed on or after September 30, 2011 and prior to September 30, 2012, $25.50 per share if redeemed on or after September 30, 2012 and prior to September 30, 2013, $25.25 if redeemed on or after September 30, 2013 and prior to September 30, 2014, and $25.00 if redeemed on or after September 30, 2014, in each case together with an amount equal to all declared and unpaid dividends thereon to but excluding the date of redemption. The Corporation shall provide not less than 30 nor more than 60 days' notice of such redemption to each holder of Series H First Preferred Shares to be redeemed. If less than all of the outstanding Series H First Preferred Shares are at any time to be redeemed, the shares to be redeemed will be selected by lot or pro rata (disregarding fractions) or in such manner as the Corporation may determine.

Purchase for Cancellation

Subject to the provisions described under ''Restrictions on Dividends on and Retirement of Other Shares'', and subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the First Preferred Shares, the Corporation may at any time, or from time to time, purchase for cancellation all or any part of the Series H First Preferred Shares at the lowest price or prices at which such shares are obtainable in the opinion of the Board of Directors of the Corporation.

Restrictions on Dividends on and Retirement of Other Shares

So long as any of the Series H First Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series H First Preferred Shares given as described under ''Modification of Series'' below:

(i) declare or pay any dividend (other than stock dividends in shares ranking junior to the Series H First Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series H First Preferred Shares;

(ii) except out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series H First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of the Common Shares or other shares of the Corporation ranking junior to the Series H First Preferred Shares;

(iii) redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Series H First Preferred Shares;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking pari passu with the Series H First Preferred Shares; or

(v) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto or out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series H First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking in priority to the Series H First Preferred Shares;

unless all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends were payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series H First Preferred Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series H First Preferred Shares shall have been declared and paid or monies set aside for payment thereof.

Voting Rights

During the Temporary Period, the holders of the Series H First Preferred Shares are entitled to receive notice of and to attend and to vote at any meeting of the shareholders of the Corporation in accordance with the rights of holders of First Preferred Shares as a class and do not have any additional rights in such respect by holding Series H First Preferred Shares. Upon the termination of the Temporary Period as described under ''Details of the Offering — Certain Provisions of the First Preferred Shares as a Class — Temporary Rights and Obligations'', the holders of the Series H First Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall have failed to declare and pay the whole amount of a quarterly dividend on the Series H First Preferred Shares. In that event, until such time as the Corporation pays the whole amount of a quarterly dividend on the Series H First Preferred Shares, the holders of such shares will be entitled to receive notice of and to attend meetings of the shareholders of the Corporation at which directors are to be elected and will be entitled to vote for the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have a similar right. On any such vote, holders of Series H First Preferred Shares will be entitled to one vote per share, provided that if the shares of any other series of First Preferred Shares have a retraction, redemption or issue price less than the redemption price of the Series H First Preferred Shares, the number of votes per Series H First Preferred Share will be adjusted pro rata.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series H First Preferred Shares, the holders of the Series H First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series H First Preferred Share plus declared and unpaid dividends up to and including the date of distribution before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Series H First Preferred Shares. After payment to the holders of the Series H First Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

Modification of Series

Approval of variations to the provisions of the Series H First Preferred Shares as a series and any other authorization required to be given by the holders of such shares may be given by a resolution passed by an affirmative vote of not less than two-thirds of the votes cast at a general meeting of the holders of Series H First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding shares of such series are present in person or represented by duly qualified proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series H First Preferred Shares then present in person or represented by proxy will form the necessary quorum. On any vote held in respect of such a resolution, holders of Series H First Preferred Shares will be entitled to one vote per share.

Tax Election

The provisions of the Series H First Preferred Shares as a series require the Corporation to make an election in prescribed form pursuant to the provisions of subsection 191.2(1) of the *Income Tax Act* (Canada), and within the time limits provided therein, for purposes of determining the tax payable under Part VI.1 of such Act with respect to the Series H First Preferred Shares. See ''Certain Canadian Federal Income Tax Considerations''.

Plan of Distribution

Pursuant to the Underwriting Agreement dated July 22, 2005 between the Corporation and Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc., the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on August 12, 2005 or such other date not later than September 9, 2005 as may be agreed upon by the parties, all but not less than all of the 12,000,000 Series H First Preferred Shares at an aggregate price of $300,000,000 payable in cash to the Corporation against delivery.

In consideration for their services in connection with this offering, the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series H First Preferred Share sold to certain exempt institutions and $0.75 per share with respect to all other sales of Series H First Preferred Shares. Assuming that no Series H First Preferred Shares are sold to such institutions and that the Underwriters' Option referred to below is not exercised, the Underwriters' fee will be $9,000,000. All fees payable to the Underwriters will be paid on account of services rendered in connection with the issue and will be paid out of the proceeds of this offering.

The Underwriting Agreement provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events or if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriters be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation. The Underwriters are, however, obligated to take up and pay for all the Series H First Preferred Shares if any Series H First Preferred Shares are purchased under the Underwriting Agreement.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Series H First Preferred Shares. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series H First Preferred Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable stock exchanges relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series H First Preferred Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Great-West Lifeco granted to the Underwriters an option to purchase up to an additional 2,000,000 Series H First Preferred Shares at the offering price hereunder, exercisable up to the close of business on July 26, 2005 and thereafter with the agreement of Great-West Lifeco up to 48 hours before closing of the offering. The Underwriters will be paid an underwriting fee per share equal to $0.25 with respect to the Option Shares sold to certain exempt institutions and $0.75 with respect to all other Option Shares.

The Underwriting Agreement provides that without the prior written consent of BMO Nesbitt Burns Inc. or Scotia Capital Inc., the Corporation will not sell or announce its intention to sell, nor will the Corporation authorize or issue, or announce its intention to authorize or issue, any preferred shares or securities convertible or exchangeable for or exercisable into preferred shares other than the Series H First Preferred Shares during the period commencing on August 12, 2005 and ending 60 days after closing of the offering.

The Series H First Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States or to U.S. persons. The distribution of this short form prospectus and the offering and sale of the Series H First Preferred Shares are also subject to certain restrictions under the laws of certain jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Series H First Preferred Shares in any such jurisdiction except in accordance with the laws thereof.

Great-West Lifeco has a five year term bank loan facility provided by a syndicate of banks, the outstanding balance of which is $150 million. Part or all of the outstanding balance may be repaid through the proceeds realized from the sale of the Series H First Preferred Shares. Each of the following Underwriters is a direct or indirect wholly-owned subsidiary of a Canadian chartered bank participating in the term bank loan facility syndicate: Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc. and

National Bank Financial Inc. By virtue of the relationship between a Bank-Owned Underwriter and its parent bank participating in the term bank loan facility syndicate, Great-West Lifeco is a connected issuer of each Bank-Owned Underwriter under applicable securities legislation in connection with the offering.

The terms, structure and pricing of the offering of the Series H First Preferred Shares were determined through negotiations between Great-West Lifeco on the one hand and the Underwriters on the other hand. As at the date of this prospectus, Great-West Lifeco is in compliance with the terms and conditions of the term bank loan facility.

The Underwriters propose to offer the Series H First Preferred Shares initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Series H First Preferred Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Series H First Preferred Shares is less than the price paid by the Underwriters to the Corporation.

Earnings Coverage Ratios

The Corporation's annual dividend requirements on all of its preferred shares, after giving effect to the issue of the Series H First Preferred Shares (including the ''Option Shares'') and adjusted to a pre-tax equivalent using an effective income tax rate of 24.4% and 24.3% amounted to $133.5 million and $133.3 million for the 12 months ended December 31, 2004 and for the 12 months ended March 31, 2005, respectively.

The Corporation's annualized interest requirements on long-term debt for the 12 months ended December 31, 2004 and for the 12 months ended March 31, 2005 amounted to $157.2 million and $157.1 million, respectively, for each such period.

The Corporation's earnings before interest on long-term debt, dividends on preferred shares classified as liabilities, and income tax for the 12 months ended December 31, 2004 was $2,404.8 million, which is 8.27 times the aggregate adjusted preferred share dividends and interest on long-term debt requirements for that period. The Corporation's earnings before interest on long-term debt, dividends on preferred shares classified as liabilities, and income tax for the 12 months ended March 31, 2005 was $2,461.4 million, which is 8.48 times the aggregate adjusted preferred share dividends and interest on long-term debt requirements for that period.

Ratings

The Series H First Preferred Shares have been given a preliminary rating of Pfd-2 (high) n with a Stable trend by Dominion Bond Rating Service Limited (''DBRS''). Pfd-2 (high) is the fourth highest of sixteen ratings used by DBRS for preferred shares. Preferred shares with a Pfd-2 (high) rating are of satisfactory credit quality, and protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies .

The Series H First Preferred Shares have been given preliminary ratings of P-1 (low) Canadian national scale and A– Global scale preferred stock rating by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. (''S&P''). A P-1 (low) rating is the third highest of eighteen ratings used by S&P in its Canadian national preferred share rating scale. Correspondingly, an A– rating is the fifth highest of twenty ratings used by S&P in its Global preferred share rating scale. A preferred share rating of A– indicates that the obligor's capacity to meet its financial commitment on the obligation is still strong, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated categories.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating or a stability rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Series H First Preferred Shares pursuant to this short form prospectus (a ''Holder'') who, for purposes of the *Income Tax Act* (Canada) (the ''Act'') and at all relevant times, is, or is deemed to be, resident in Canada, deals at arm's length with the Corporation, holds such Series H First Preferred Shares as capital property, is not a ''financial institution'' as defined by section 142.2 of the Act or a ''specified financial institution'' as defined in the Act and is not affiliated with the Corporation. Certain holders whose Series H First Preferred Shares might not otherwise be capital property may in certain circumstances be entitled to have the Series H First Preferred Shares and all other ''Canadian securities'' treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Act. Purchasers who do not hold their Series H First Preferred Shares as capital property, financial institutions and specified financial institutions should consult their own tax advisors with respect to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Act, the regulations thereunder, all specific proposals to amend the Act and such regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ''Tax Proposals''), and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the ''CRA'') made publicly available prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all.

Dividends

Dividends (including deemed dividends) received on the Series H First Preferred Shares by an individual will be included in the individual's income and will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends (including deemed dividends) received on Series H First Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

The Series H First Preferred Shares are ''taxable preferred shares'' as defined in the Act. The terms of the Series H First Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Act so that Holders will not be subject to tax under Part IV.1 of the Act on dividends received (or deemed to be received) on the Series H First Preferred Shares.

A ''private corporation'', as defined in the Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Act on dividends received (or deemed to be received) on the Series H First Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A Holder who disposes of or is deemed to dispose of Series H First Preferred Shares (including on a redemption) will generally realize a capital gain (or sustain a capital loss) to the extent that the Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Holder. The amount of any deemed dividend arising on the redemption or acquisition by the Corporation of Series H First Preferred Shares will generally not be included in computing the Holder's proceeds of disposition for purposes of computing the capital gain or loss arising on a disposition of such Series H First Preferred Shares (see ''Redemption''). If the Holder is a corporation, any capital loss arising on a disposition of a Series H First Preferred Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series H First Preferred Share. Analogous rules apply to a partnership or trust of which a corporation, partnership or

trust is a member or beneficiary. Generally, one-half of any capital gain will be included in computing the Holder's income as a taxable capital gain, and one-half of any capital loss may be deducted from the Holder's taxable capital gains in accordance with the rules in the Act.

Corporations that are "Canadian-controlled private corporations" as defined in the Act may be subject to an additional refundable $6\frac{2}{3}\%$ tax on their "aggregate investment income" (which is defined in the Act to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income).

Redemption

If the Corporation redeems Series H First Preferred Shares, or otherwise acquires or cancels Series H First Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares at such time as computed for purposes of the Act. Generally, the difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Corporation dated March 28, 2005, including documents incorporated by reference therein;

(b) the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2004 and the report of the auditors thereon;

(c) the Management's Discussion and Analysis — 2004 of the Corporation;

(d) the Management Proxy Circular dated March 3, 2005 with respect to the annual meeting of shareholders of the Corporation held on May 5, 2005, except for the provisions of the circular titled "Executive Compensation — Composition of Compensation Committees" on page 19 of the circular and "Executive Compensation — Report on Executive Compensation" on pages 20, 21 and 22 of the circular and the graph titled "Ten Year Total Shareholder Return Comparison" on page 23 of the circular; and

(e) the interim unaudited consolidated financial statements of the Corporation as at and for the three-month period ended March 31, 2005, together with the interim Management's Discussion and Analysis attached thereto.

All documents of the Corporation of the type referred to above, other than confidential material change reports, and any press releases, all as filed by the Corporation with the provincial and territorial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Counsel and Secretary, Canada, of Great-West Lifeco at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, telephone (204) 946-1190. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President, Counsel and Secretary, Canada of Great-West Lifeco at the above-mentioned address and telephone number. Copies may also be obtained through the Internet at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be

incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Risk Factors

Investors should consider carefully before purchasing Series H First Preferred Shares the following risks in conjunction with the other information in this prospectus and the documents incorporated by reference herein, in particular the disclosure under the headings ''Risk Factors'' and ''Dividends'' in the Corporation's Annual Information Form dated March 28, 2005.

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay dividends and other operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. The likelihood that holders of Series H First Preferred Shares will receive the payments owing to them in connection with the Series H First Preferred Shares will be dependent upon the financial position and creditworthiness of Great-West Life, GWL&A, London Life and Canada Life. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. The payment of dividends and interest by the principal subsidiaries is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations (including OSFI's staged intervention powers) which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life and Canada Life. The principal subsidiaries have no obligation, contingent or otherwise, to pay amounts due to holders of securities of Great-West Lifeco.

Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, claims risk, persistency (policy termination) risk, reliance on information technology systems, investment related risk, reinsurance risk and underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Environment

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

General Economic Conditions

Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco and its financial condition.

Series H First Preferred Shares

The value of Series H First Preferred Shares will be affected by the general creditworthiness of Great-West Lifeco. Great-West Lifeco's Management's Discussion and Analysis for the year ended December 31, 2004 and interim Management's Discussion and Analysis for the three-month period ended March 31, 2005 is incorporated by reference

in this short form prospectus. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on Great-West Lifeco's business, financial condition or results of operations. See also the discussion under ''Earnings Coverage Ratios'', which is relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series H First Preferred Shares.

The market value of the Series H First Preferred Shares, as with other preferred shares, is primarily affected by changes (actual or anticipated) in prevailing interest rates and in the credit rating assigned to such shares. Real or anticipated changes in credit ratings on the Series H First Preferred Shares may also affect the cost at which Great-West Lifeco can transact or obtain funding, and thereby affect its liquidity, business, financial condition or results of operations.

The Series H First Preferred Shares rank equally with other First Preferred Shares of Great-West Lifeco in the event of an insolvency or winding-up of Great-West Lifeco. If Great-West Lifeco becomes insolvent or is wound-up, Great-West Lifeco's assets must be used to pay debt, including subordinated debt, before payments may be made on Series H First Preferred Shares and other preferred shares.

The Series H First Preferred Shares are non-cumulative and dividends are payable at the discretion of the Board of Directors of Great-West Lifeco. See ''Details of the Offering'' and ''Earnings Coverage Ratios'', which are relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series H First Preferred Shares.

Stock market volatility may affect the market price of the Series H First Preferred Shares for reasons unrelated to Great-West Lifeco's performance.

There can be no assurance that an active trading market will develop for the Series H First Preferred Shares after the offering, or if developed, that such a market will be sustained at the offering price of the Series H First Preferred Shares.

Book-Based System

Registration of interest in and transfers of the Series H First Preferred Shares will only be made through the book-based system administered by CDS. On or about the Closing Date, the Corporation will deliver to CDS a certificate evidencing the aggregate number of Series H First Preferred Shares subscribed for under this offering. Series H First Preferred Shares must be purchased, transferred and surrendered for redemption through a participant in CDS (a ''CDS Participant''). All rights of an owner of Series H First Preferred Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Series H First Preferred Shares. Upon a purchase of any Series H First Preferred Shares, the owner will receive only the customary confirmation. References in this short form prospectus to a holder of Series H First Preferred Shares mean, unless the context otherwise requires, the owner of the beneficial interest in such shares.

The ability of a beneficial owner of Series H First Preferred Shares to pledge such shares or otherwise take action with respect to such owner's interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the Series H First Preferred Shares through the book-based system, in which event certificates for Series H First Preferred Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

Experts

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Osler, Hoskin & Harcourt LLP for the Underwriters. As of July 22, 2005, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Osler, Hoskin & Harcourt LLP as a group, owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

Registrar and Transfer Agent

The registrar and transfer agent for the Series H First Preferred Shares will be Computershare Investor Services Inc. or its agent at its principal office in each of the cities of Vancouver, Calgary, Toronto and Montreal.

Purchasers' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

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Certificate of Corporation

Dated: July 22, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) RAYMOND L. MCFEETORS
President and
Chief Executive Officer

(signed) WILLIAM W. LOVATT
Vice-President, Finance, Canada
as Chief Financial Officer

On behalf of the Board of Directors

(signed) DANIEL JOHNSON
Director

(signed) DONALD F. MAZANKOWSKI
Director

Certificate of Underwriters

Dated: July 22, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

(signed) DAVID SKURKA

BMO NESBITT BURNS INC.

(signed) A. THOMAS LITTLE

CIBC WORLD MARKETS INC.

(signed) DONALD A. FOX

RBC DOMINION SECURITIES INC.

(signed) BARRY NOWOSELSKI

TD SECURITIES INC.

(signed) MICHAEL WOOLHOUSE

NATIONAL BANK FINANCIAL INC.

(signed) DARIN DESCHAMPS

HSBC SECURITIES (CANADA) INC.

(signed) DEBORAH J. SIMKINS

Auditors' Consent

Great-West Lifeco Inc.

We have read the preliminary short form prospectus of Great-West Lifeco Inc. (''Lifeco'') dated July 22, 2005 relating to the issue and sale of 4.85% Non-Cumulative First Preferred Shares, Series H (the ''Prospectus''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of Great-West Lifeco on the consolidated balance sheets as at December 31, 2004 and 2003 and the summaries of consolidated operations, the consolidated statements of surplus and cash flows for the years then ended. Our report is dated February 17, 2005.

(signed) DELOITTE & TOUCHE LLP

Winnipeg, Canada
July 22, 2005

GREAT-WEST LIFECO INC.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. These securities may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S to the 1933 Act). See "Plan of Distribution".

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Counsel & Secretary, Canada, of Great-West Lifeco at 100 Osborne Street North, Winnipeg, Manitoba R3C 3A5, telephone: (204) 946-1190, and are also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue *July 28, 2005*

GREAT-WEST LIFECO INC.

$300,000,000

(12,000,000 shares)

4.85% Non-Cumulative First Preferred Shares, Series H

The 4.85% Non-Cumulative First Preferred Shares, Series H (the "Series H First Preferred Shares") will be entitled to fixed non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, at a rate equal to $1.2125 per share per annum. The initial dividend, if declared, will be payable September 30, 2005, and will be $0.16277 per share, based upon an anticipated closing date of August 12, 2005. Thereafter, dividends will be payable quarterly on the last day of March, June, September and December in each year at a rate of $0.30313 per share. Certain provisions relating to the Series H First Preferred Shares are summarized under "Details of the Offering".

On and after September 30, 2010, Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") may, on not less than 30 nor more than 60 days' notice, redeem for cash the Series H First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to September 30, 2011, $25.75 if redeemed on or after September 30, 2011 and prior to September 30, 2012, $25.50 if redeemed on or after September 30, 2012 and prior to September 30, 2013, $25.25 if redeemed on or after September 30, 2013 and prior to September 30, 2014 and $25.00 if redeemed on or after September 30, 2014, in each case together with all declared and unpaid dividends to but excluding the date of redemption. See "Details of the Offering".

Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc. (collectively, the "Underwriters") have agreed to purchase the Series H First Preferred Shares from the Corporation subject to the terms and conditions set forth in the underwriting agreement referred to under "Plan of Distribution" (the "Underwriting Agreement"). In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series H First Preferred Shares at a level above that which might otherwise prevail in the open market. Great-West Lifeco may use a portion of the proceeds realized from the sale of the Series H First Preferred Shares to repay the outstanding amount of a five year term bank loan facility provided by a syndicate of banks. Each of Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. is a direct or indirect wholly-owned subsidiary of a Canadian chartered bank participating in the term bank loan facility syndicate (each a "Bank-Owned Underwriter"). **By virtue of the relationship between a Bank-Owned Underwriter and its parent bank participating in the term bank loan facility syndicate, Great-West Lifeco is a connected issuer of such Bank-Owned Underwriters under applicable securities legislation in connection with the offering.** See "Plan of Distribution".

There is currently no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Series H First Preferred Shares. Listing of such shares is subject to the Corporation fulfilling all the requirements of the TSX on or before October 19, 2005.

Price: $25.00 per share to yield 4.85%

	Price to Public	Underwriters' Fee (1)	Net Proceeds to the Corporation (1)(2)
Per Series H First Preferred Share	$25.00	$0.75	$24.25
Total (3)	$300,000,000	$9,000,000	$291,000,000

(1) The Underwriters' fee is $0.25 for each Series H First Preferred Share sold to certain exempt institutions and $0.75 for all other Series H First Preferred Shares which are sold. The Underwriters' fee set forth in the table assumes that no Series H First Preferred Shares are sold to such institutions.

(2) Before deduction of the expenses of this issue, estimated at $300,000, which together with the Underwriters' fee will be paid from the proceeds of this offering.

(3) The Underwriters have been granted an option (the "Underwriters' Option") to purchase up to an additional 2,000,000 Series H First Preferred Shares (the "Option Shares") at the price hereunder, exercisable up to the close of business on July 26, 2005 and thereafter with the agreement of the Corporation up to 48 hours before closing of the offering. If the Underwriters' Option is exercised in full, the total price to the public, the total Underwriters' fee and the total net proceeds to the Corporation from the offering will be $350,000,000, $10,500,000 and $339,500,000, respectively. This prospectus qualifies the grant of the Underwriters' Option and the Option Shares being issued as a result of the exercise hereof.

The Underwriters may offer the Series H First Preferred Shares at a price lower than that stated above. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Series H First Preferred Shares subject to prior sale, if, as and when issued by Great-West Lifeco and accepted by them in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Great-West Lifeco by Blake, Cassels & Graydon LLP, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Closing of this offering is expected to take place on August 12, 2005 or such other date not later than September 9, 2005 as may be agreed upon. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book-entry only certificate representing the Series H First Preferred Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on the closing of this offering. A purchaser of the Series H First Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the shares are purchased.

Table of Contents

Forward-Looking Information

This prospectus, including documents incorporated by reference, may contain forward-looking statements about Great-West Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as ''expects'', ''anticipates'', ''intends'', ''plans'', ''believes'', ''estimates'' or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible Great-West Lifeco action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Great-West Lifeco, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Great-West Lifeco due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Great-West Lifeco's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Great-West Lifeco has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP, the Series H First Preferred Shares, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Great-West Lifeco Inc.

The following chart summarizes Great-West Lifeco's corporate structure as at the date hereof, including its interests in its material subsidiaries. Unless otherwise indicated, all such subsidiaries are incorporated or have been continued under the laws of Canada. Great-West Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary. As at March 31, 2005 Great-West Lifeco also owned less than 1% of the non-voting securities of The Great-West Life Assurance Company (''Great-West Life'').


Great-West Lifeco Inc.
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
Canada Life Financial Corporation
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
The Canada Life Assurance Company
London Life Insurance Company

Great-West Lifeco is a financial services holding company with interests in the life insurance, health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada, the United States and Europe. Its major operating subsidiaries are Great-West Life and London Life Insurance Company (''London Life'') in Canada, The Canada Life Assurance Company (''Canada Life'') in Canada and in Europe, and Great-West Life & Annuity Insurance Company (''GWL&A'') in the United States. Great-West Lifeco and its subsidiaries have approximately $167 billion in assets under administration, and as at December 31, 2004, had approximately 18,400 employees worldwide. Great-West Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries. However, Great-West Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West Life, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West Life offers effective benefit solutions for large and small employee groups. Together, Great-West Life, London Life, Canada Life and their subsidiaries serve the financial security needs of 12 million people across Canada.

GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. Headquartered in Denver, Colorado, GWL&A serves its customers nationwide through a range of healthcare and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

The businesses of Great-West Lifeco are grouped into reportable segments as follows:

Canada

The Canadian segment includes the operating results of the Canadian businesses operated by Great-West Life, London Life and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, Great-West Life provides life, health, disability and creditor insurance products to group

clients in Canada. Through its Individual Insurance & Investments Products business unit, Great-West Life, London Life and Canada Life provide life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Europe

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. (''LRG''), and their subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities and group insurance in the United Kingdom, individual insurance, savings and pension products in Ireland, and pension products in Germany. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

On May 12, 2005, Great-West Lifeco announced that its United Kingdom subsidiary, Canada Life Limited, had reached an agreement to acquire the payout annuity business of Phoenix and London Assurance Limited, a unit of the Resolution Life Group in the United Kingdom. At December 31, 2004, the value of the assets and liabilities being acquired was £2.18 billion ($5.1 billion Cdn.). The actual value of the transaction will depend on the asset values at the date of closing of the acquisition. Canada Life Limited began to assume the risk effective July 1, 2005. Closing is expected to be in the fourth quarter of 2005, subject to regulatory and legal approvals.

United States

The United States segment includes the operations of GWL&A as well as the United States branch operations of Great-West Life and Canada Life. This segment includes two primary business units. Through the Healthcare business unit, GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans, deferred compensation plans, and corporate 401(k) plans for a variety of markets. It also provides annuity and life insurance products for individuals, families and corporate executives.

Corporate

The head and registered office and principal place of business of Great-West Lifeco is located at 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

As at March 31, 2005, Power Financial Corporation controlled, directly or indirectly, approximately 74.80% of the outstanding common shares of Great-West Lifeco, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of the Corporation.

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments. If effected, such transactions could be material to Lifeco in size or scope, and could result in changes in the value of the securities of Great-West Lifeco, including the Series H First Preferred Shares offered hereby.

Use of Proceeds

The net proceeds from the sale of the Series H First Preferred Shares offered hereunder will amount to approximately $290,700,000 or $339,200,000 if the Underwriter's Option is exercised in full after deducting the Underwriters' fee and estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the proceeds of this offering. The net proceeds of this offering may be used by the Corporation to repay all or part of its term bank loan facility, to purchase for cancellation existing preference shares of the Corporation, or for general corporate purposes.

Details of the Offering

The authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares.

The First Preferred Shares of the Corporation may be issued in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors of the Corporation designates. The Board of Directors of the Corporation has designated 8,000,000 of the First Preferred Shares as Series D First Preferred Shares, 24,000,000 of the First Preferred Shares as Series E First Preferred Shares, 8,000,000 of the First Preferred Shares as Series F First Preferred Shares and 12,000,000 of the First Preferred Shares as Series G First Preferred Shares, of which 8,000,000 Series D First Preferred Shares, 23,868,115 Series E First Preferred Shares, 7,957,001 Series F First Preferred Shares and 12,000,000 Series G First Preferred Shares are issued and outstanding.

Great-West Lifeco considers the Series H First Preferred Shares to be core capital. If the Corporation determines to redeem the Series H First Preferred Shares in full, it intends to replace the Series H First Preferred Shares with securities ranking pari passu or junior to the Series H First Preferred Shares, issued on or before a day that is not more than six months after the date of the redemption of the Series H First Preferred Shares.

The following is a summary of certain provisions of the First Preferred Shares as a class and of the Series H First Preferred Shares.

Certain Provisions of the First Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and in priority to the Second Preferred Shares, the Common Shares and any other shares ranking junior to the First Preferred Shares. On such a distribution, the rights of the holders of the First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the First Preferred Shares.

Approval by First Preferred Shareholders

In addition to any shareholder approvals required by applicable law, the approval of the holders of the First Preferred Shares as a class, given in the manner described under ''Modification'' below, is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the First Preferred Shares as a class.

Voting Rights

Subject to the temporary voting rights discussed below, the holders of First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of the Corporation or of its shareholders except as may be specifically provided in the provisions attaching to the First Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of the First Preferred Shares as a class and any other approval required to be given by the holders of the First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of First Preferred Shares duly called for that purpose. On any vote held in respect of such a resolution, holders of First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the *Canada Business Corporations Act* (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders.

Temporary Rights and Obligations

Section 411 of the *Insurance Companies Act* (''ICA'') requires that certain insurance companies, including Great-West Life, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons other than a ''major shareholder'' of the company (or an entity

controlled by a major shareholder) (the "Public Voting Requirement"). The ICA provides that a person is a major shareholder of the company where (A) the aggregate of: (i) any voting shares of a class beneficially owned by the person and (ii) any voting shares of a class beneficially owned by entities controlled by the person, exceeds 20% of all the outstanding shares of that class or (B) the aggregate of (i) any non-voting shares of a class beneficially owned by the person and (ii) any non-voting shares of a class beneficially owned by entities controlled by the person, exceeds 30% of all the outstanding shares of that class.

As permitted by the ICA, the Public Voting Requirement applicable to Great-West Life has been satisfied by the Corporation by provisions in the Corporation's articles relating to, among other things, the attachment of voting rights to the First Preferred Shares and constraints on the issue and transfer of the First Preferred Shares. Such provisions currently apply to the First Preferred Shares and will continue to apply until the earlier of the date that: (i) Great-West Life satisfies the Public Voting Requirement in some other manner; (ii) Great-West Life is not required to satisfy the Public Voting Requirement; or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the "Temporary Period"). The temporary rights and obligations of the holders of First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of the Corporation during the Temporary Period other than meetings of holders of a class or series of a class of shares at which such holders are entitled to vote separately as a class or series of a class. Each First Preferred Share, from time to time, shall carry such number of votes calculated based on a formula set out in the articles of the Corporation. The formula provides that the number of votes that can be cast by holders of Common Shares and holders of First Preferred Shares, who (i) do not hold a Significant Interest, for the purposes of the ICA, in the Common Shares as a class or in the First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of the Corporation. There are restrictions on the voting rights attached to First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where First Preferred Shares are held by a person who has a Significant Interest in the First Preferred Shares as a class, or an entity controlled by such person owns any First Preferred Shares, the voting rights attached to the First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, First Preferred Shares may neither be issued, nor registered in the securities register of the Corporation as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

Declaration of Shareholder

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the First Preferred Shares, the Board of Directors of the Corporation may, in certain circumstances, require any holder of First Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

Certain Provisions of the Series H First Preferred Shares

Dividends

The holders of the Series H First Preferred Shares will be entitled to receive quarterly non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, on the last day of March, June, September and December in each year at a rate equal to $0.30313 per share. The initial dividend, if declared, will be payable on September 30, 2005 and will be $0.16277 per share, assuming an issue date of August 12, 2005.

If the Board of Directors of Great-West Lifeco does not declare any dividend or part thereof on the Series H First Preferred Shares on or before the dividend payment date for a particular quarter, then the right of the holders of the Series H First Preferred Shares to such dividend or part thereof for such quarter will be extinguished.

Redemption by the Corporation

The Series H First Preferred Shares will not be redeemable prior to September 30, 2010. Subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the Series H First Preferred Shares, and to the provisions described under "Restrictions on Dividends on and Retirement of Other Shares", the Corporation may redeem on or after September 30, 2010 all, or from time to time any, of the then outstanding Series H First Preferred Shares. Such redemption may be made upon payment in cash of the amount of $26.00 per share if redeemed prior to September 30, 2011, $25.75 per share if redeemed on or after September 30, 2011 and prior to September 30, 2012, $25.50 per share if redeemed on or after September 30, 2012 and prior to September 30, 2013, $25.25 if redeemed on or after September 30, 2013 and prior to September 30, 2014, and $25.00 if redeemed on or after September 30, 2014, in each case together with an amount equal to all declared and unpaid dividends thereon to but excluding the date of redemption. The Corporation shall provide not less than 30 nor more than 60 days' notice of such redemption to each holder of Series H First Preferred Shares to be redeemed. If less than all of the outstanding Series H First Preferred Shares are at any time to be redeemed, the shares to be redeemed will be selected pro rata (disregarding fractions) or in such manner as the Corporation may determine.

Purchase for Cancellation

Subject to the provisions described under "Restrictions on Dividends on and Retirement of Other Shares", and subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the First Preferred Shares, the Corporation may at any time, or from time to time, purchase for cancellation all or any part of the Series H First Preferred Shares at the lowest price or prices at which such shares are obtainable in the opinion of the Board of Directors of the Corporation.

Restrictions on Dividends on and Retirement of Other Shares

So long as any of the Series H First Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series H First Preferred Shares given as described under "Modification of Series" below:

(i) declare or pay any dividend (other than stock dividends in shares ranking junior to the Series H First Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series H First Preferred Shares;

(ii) except out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series H First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of the Common Shares or other shares of the Corporation ranking junior to the Series H First Preferred Shares;

(iii) redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Series H First Preferred Shares;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking pari passu with the Series H First Preferred Shares; or

(v) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto or out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series H First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking in priority to the Series H First Preferred Shares;

unless all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends were payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series H First Preferred Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series H First Preferred Shares shall have been declared and paid or monies set aside for payment thereof.

Voting Rights

During the Temporary Period, the holders of the Series H First Preferred Shares are entitled to receive notice of and to attend and to vote at any meeting of the shareholders of the Corporation in accordance with the rights of holders of First Preferred Shares as a class and do not have any additional rights in such respect by holding Series H First Preferred Shares. Upon the termination of the Temporary Period as described under ''Details of the Offering — Certain Provisions of the First Preferred Shares as a Class — Temporary Rights and Obligations'', the holders of the Series H First Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall have failed to declare and pay the whole amount of a quarterly dividend on the Series H First Preferred Shares. In that event, until such time as the Corporation pays the whole amount of a quarterly dividend on the Series H First Preferred Shares, the holders of such shares will be entitled to receive notice of and to attend meetings of the shareholders of the Corporation at which directors are to be elected and will be entitled to vote for the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have a similar right. On any such vote, holders of Series H First Preferred Shares will be entitled to one vote per share, provided that if the shares of any other series of First Preferred Shares have a retraction, redemption or issue price less than the redemption price of the Series H First Preferred Shares, the number of votes per Series H First Preferred Share will be adjusted pro rata.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series H First Preferred Shares, the holders of the Series H First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series H First Preferred Share plus declared and unpaid dividends up to and including the date of distribution before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Series H First Preferred Shares. After payment to the holders of the Series H First Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

Modification of Series

Approval of variations to the provisions of the Series H First Preferred Shares as a series and any other authorization required to be given by the holders of such shares may be given by a resolution passed by an affirmative vote of not less than two-thirds of the votes cast at a general meeting of the holders of Series H First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding shares of such series are present in person or represented by duly qualified proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series H First Preferred Shares then present in person or represented by proxy will form the necessary quorum. On any vote held in respect of such a resolution, holders of Series H First Preferred Shares will be entitled to one vote per share.

Tax Election

The provisions of the Series H First Preferred Shares as a series require the Corporation to make an election in prescribed form pursuant to the provisions of subsection 191.2(1) of the *Income Tax Act* (Canada), and within the time limits provided therein, for purposes of determining the tax payable under Part VI.1 of such Act with respect to the Series H First Preferred Shares. See ''Certain Canadian Federal Income Tax Considerations''.

Plan of Distribution

Pursuant to the Underwriting Agreement dated July 22, 2005 between the Corporation and Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc., the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on August 12, 2005 or such other date not later than September 9, 2005 as may be agreed upon by the parties, all but not less than all of the 12,000,000 Series H First Preferred Shares at an aggregate price of $300,000,000 payable in cash to the Corporation against delivery.

In consideration for their services in connection with this offering, the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series H First Preferred Share sold to certain exempt institutions and $0.75 per share with respect to all other sales of Series H First Preferred Shares. Assuming that no Series H First Preferred Shares are sold to such institutions and that the Underwriters' Option referred to below is not exercised, the Underwriters' fee will be $9,000,000. All fees payable to the Underwriters will be paid on account of services rendered in connection with the issue and will be paid out of the proceeds of this offering.

The Underwriting Agreement provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events or if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriters be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation. The Underwriters are, however, obligated to take up and pay for all the Series H First Preferred Shares if any Series H First Preferred Shares are purchased under the Underwriting Agreement.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Series H First Preferred Shares. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series H First Preferred Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series H First Preferred Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Great-West Lifeco granted to the Underwriters an option to purchase up to an additional 2,000,000 Series H First Preferred Shares at the offering price hereunder, exercisable up to the close of business on July 26, 2005 and thereafter with the agreement of Great-West Lifeco up to 48 hours before closing of the offering. The Underwriters will be paid an underwriting fee per share equal to $0.25 with respect to the Option Shares sold to certain exempt institutions and $0.75 with respect to all other Option Shares.

The Underwriting Agreement provides that without the prior written consent of BMO Nesbitt Burns Inc. or Scotia Capital Inc., the Corporation will not sell or announce its intention to sell, nor will the Corporation authorize or issue, or announce its intention to authorize or issue, any preferred shares or securities convertible or exchangeable for or exercisable into preferred shares other than the Series H First Preferred Shares during the period commencing on August 12, 2005 and ending 60 days after closing of the offering.

The Series H First Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States or to U.S. persons. The distribution of this short form prospectus and the offering and sale of the Series H First Preferred Shares are also subject to certain restrictions under the laws of certain jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Series H First Preferred Shares in any such jurisdiction except in accordance with the laws thereof.

Great-West Lifeco has a five year term bank loan facility provided by a syndicate of banks, the outstanding balance of which is $150 million. Part or all of the outstanding balance may be repaid through the proceeds realized from the sale of the Series H First Preferred Shares. Each of the following Underwriters is a direct or indirect wholly-owned subsidiary of a Canadian chartered bank participating in the term bank loan facility syndicate: Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc.

and National Bank Financial Inc. By virtue of the relationship between a Bank-Owned Underwriter and its parent bank participating in the term bank loan facility syndicate, Great-West Lifeco is a connected issuer of each Bank-Owned Underwriter under applicable securities legislation in connection with the offering.

The terms, structure and pricing of the offering of the Series H First Preferred Shares were determined through negotiations between Great-West Lifeco on the one hand and the Underwriters on the other hand. As at the date of this prospectus, Great-West Lifeco is in compliance with the terms and conditions of the term bank loan facility.

The Underwriters propose to offer the Series H First Preferred Shares initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Series H First Preferred Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Series H First Preferred Shares is less than the price paid by the Underwriters to the Corporation.

The TSX has conditionally approved the listing of the Series H First Preferred Shares. Listing of such shares is subject to the Corporation fulfilling all of the requirements of the TSX on or before October 19, 2005.

Earnings Coverage Ratios

The Corporation's annual dividend requirements on all of its preferred shares, after giving effect to the issue of the Series H First Preferred Shares (including the ''Option Shares'') and adjusted to a pre-tax equivalent using an effective income tax rate of 24.4% and 24.3% amounted to $133.5 million and $133.3 million for the 12 months ended December 31, 2004 and for the 12 months ended March 31, 2005, respectively.

The Corporation's annualized interest requirements on long-term debt for the 12 months ended December 31, 2004 and for the 12 months ended March 31, 2005 amounted to $157.2 million and $157.1 million, respectively, for each such period.

The Corporation's earnings before interest on long-term debt, dividends on preferred shares classified as liabilities, and income tax for the 12 months ended December 31, 2004 was $2,404.8 million, which is 8.27 times the aggregate adjusted preferred share dividends and interest on long-term debt requirements for that period. The Corporation's earnings before interest on long-term debt, dividends on preferred shares classified as liabilities, and income tax for the 12 months ended March 31, 2005 was $2,461.4 million, which is 8.48 times the aggregate adjusted preferred share dividends and interest on long-term debt requirements for that period.

Ratings

The Series H First Preferred Shares have been given a preliminary rating of Pfd-2 (high) n with a Stable trend by Dominion Bond Rating Service Limited (''DBRS''). Pfd-2 (high) is the fourth highest of sixteen ratings used by DBRS for preferred shares. Preferred shares with a Pfd-2 (high) rating are of satisfactory credit quality, and protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.

The Series H First Preferred Shares have been given preliminary ratings of P-1 (low) Canadian national scale and A– Global scale preferred stock rating by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. (''S&P''). A P-1 (low) rating is the third highest of eighteen ratings used by S&P in its Canadian national preferred share rating scale. Correspondingly, an A– rating is the fifth highest of twenty ratings used by S&P in its Global preferred share rating scale. A preferred share rating of A– indicates that the obligor's capacity to meet its financial commitment on the obligation is still strong, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated categories.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating or a stability rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Series H First Preferred Shares pursuant to this short form prospectus (a "Holder") who, for purposes of the *Income Tax Act* (Canada) (the "Act") and at all relevant times, is, or is deemed to be, resident in Canada, deals at arm's length with the Corporation, holds such Series H First Preferred Shares as capital property, is not a "financial institution" as defined by section 142.2 of the Act or a "specified financial institution" as defined in the Act and is not affiliated with the Corporation. Certain holders whose Series H First Preferred Shares might not otherwise be capital property may in certain circumstances be entitled to have the Series H First Preferred Shares and all other "Canadian securities" treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Act. Purchasers who do not hold their Series H First Preferred Shares as capital property, financial institutions and specified financial institutions should consult their own tax advisors with respect to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Act, the regulations thereunder, all specific proposals to amend the Act and such regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") made publicly available prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all.

Dividends

Dividends (including deemed dividends) received on the Series H First Preferred Shares by an individual will be included in the individual's income and will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends (including deemed dividends) received on Series H First Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

The Series H First Preferred Shares are "taxable preferred shares" as defined in the Act. The terms of the Series H First Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Act so that Holders will not be subject to tax under Part IV.1 of the Act on dividends received (or deemed to be received) on the Series H First Preferred Shares.

A "private corporation", as defined in the Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Act on dividends received (or deemed to be received) on the Series H First Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A Holder who disposes of or is deemed to dispose of Series H First Preferred Shares (including on a redemption) will generally realize a capital gain (or sustain a capital loss) to the extent that the Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Holder. The amount of any deemed dividend arising on the redemption or acquisition by the Corporation of Series H First Preferred Shares will generally not be included in computing the Holder's proceeds of disposition for purposes of computing the capital gain or loss arising on a disposition of such Series H First Preferred Shares (see "Redemption"). If the Holder is a corporation, any capital loss arising on a disposition of a Series H First Preferred Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series H First Preferred Share. Analogous rules apply to a partnership or trust of which a corporation, partnership or

trust is a member or beneficiary. Generally, one-half of any capital gain will be included in computing the Holder's income as a taxable capital gain, and one-half of any capital loss may be deducted from the Holder's taxable capital gains in accordance with the rules in the Act.

Corporations that are "Canadian-controlled private corporations" as defined in the Act may be subject to an additional refundable 6⅔% tax on their "aggregate investment income" (which is defined in the Act to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income).

Redemption

If the Corporation redeems Series H First Preferred Shares, or otherwise acquires or cancels Series H First Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares at such time as computed for purposes of the Act. Generally, the difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Corporation dated March 28, 2005, including documents incorporated by reference therein;

(b) the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2004 and the report of the auditors thereon;

(c) the Management's Discussion and Analysis — 2004 of the Corporation;

(d) the Management Proxy Circular dated March 3, 2005 with respect to the annual meeting of shareholders of the Corporation held on May 5, 2005, except for the provisions of the circular titled "Executive Compensation — Composition of Compensation Committees" on page 19 of the circular and "Executive Compensation — Report on Executive Compensation" on pages 20, 21 and 22 of the circular and the graph titled "Ten Year Total Shareholder Return Comparison" on page 23 of the circular; and

(e) the interim unaudited consolidated financial statements of the Corporation as at and for the three-month period ended March 31, 2005, together with the interim Management's Discussion and Analysis attached thereto.

All documents of the Corporation of the type referred to above, other than confidential material change reports, and any press releases, all as filed by the Corporation with the provincial and territorial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Counsel and Secretary, Canada, of Great-West Lifeco at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, telephone (204) 946-1190. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President, Counsel and Secretary, Canada of Great-West Lifeco at the above-mentioned address and telephone number. Copies may also be obtained through the Internet at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be

incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Risk Factors

Investors should consider carefully before purchasing Series H First Preferred Shares the following risks in conjunction with the other information in this prospectus and the documents incorporated by reference herein, in particular the disclosure under the headings ''Risk Factors'' and ''Dividends'' in the Corporation's Annual Information Form dated March 28, 2005.

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay dividends and other operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. The likelihood that holders of Series H First Preferred Shares will receive the payments owing to them in connection with the Series H First Preferred Shares will be dependent upon the financial position and creditworthiness of Great-West Life, GWL&A, London Life and Canada Life. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. The payment of dividends and interest by the principal subsidiaries is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations (including OSFI's staged intervention powers) which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life and Canada Life. The principal subsidiaries have no obligation, contingent or otherwise, to pay amounts due to holders of securities of Great-West Lifeco.

Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, claims risk, persistency (policy termination) risk, reliance on information technology systems, investment related risk, reinsurance risk and underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Environment

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

General Economic Conditions

Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco and its financial condition.

Series H First Preferred Shares

The value of Series H First Preferred Shares will be affected by the general creditworthiness of Great-West Lifeco. Great-West Lifeco's Management's Discussion and Analysis for the year ended December 31, 2004 and interim Management's Discussion and Analysis for the three-month period ended March 31, 2005 is incorporated by reference

in this short form prospectus. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on Great-West Lifeco's business, financial condition or results of operations. See also the discussion under "Earnings Coverage Ratios", which is relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series H First Preferred Shares.

The market value of the Series H First Preferred Shares, as with other preferred shares, is primarily affected by changes (actual or anticipated) in prevailing interest rates and in the credit rating assigned to such shares. Real or anticipated changes in credit ratings on the Series H First Preferred Shares may also affect the cost at which Great-West Lifeco can transact or obtain funding, and thereby affect its liquidity, business, financial condition or results of operations.

The Series H First Preferred Shares rank equally with other First Preferred Shares of Great-West Lifeco in the event of an insolvency or winding-up of Great-West Lifeco. If Great-West Lifeco becomes insolvent or is wound-up, Great-West Lifeco's assets must be used to pay debt, including subordinated debt, before payments may be made on Series H First Preferred Shares and other preferred shares.

The Series H First Preferred Shares are non-cumulative and dividends are payable at the discretion of the Board of Directors of Great-West Lifeco. See "Details of the Offering" and "Earnings Coverage Ratios", which are relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series H First Preferred Shares.

Stock market volatility may affect the market price of the Series H First Preferred Shares for reasons unrelated to Great-West Lifeco's performance.

There can be no assurance that an active trading market will develop for the Series H First Preferred Shares after the offering, or if developed, that such a market will be sustained at the offering price of the Series H First Preferred Shares.

Book-Based System

Registration of interest in and transfers of the Series H First Preferred Shares will only be made through the book-based system administered by CDS. On or about the Closing Date, the Corporation will deliver to CDS a certificate evidencing the aggregate number of Series H First Preferred Shares subscribed for under this offering. Series H First Preferred Shares must be purchased, transferred and surrendered for redemption through a participant in CDS (a "CDS Participant"). All rights of an owner of Series H First Preferred Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Series H First Preferred Shares. Upon a purchase of any Series H First Preferred Shares, the owner will receive only the customary confirmation. References in this short form prospectus to a holder of Series H First Preferred Shares mean, unless the context otherwise requires, the owner of the beneficial interest in such shares.

The ability of a beneficial owner of Series H First Preferred Shares to pledge such shares or otherwise take action with respect to such owner's interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the Series H First Preferred Shares through the book-based system, in which event certificates for Series H First Preferred Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

Experts

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Osler, Hoskin & Harcourt LLP for the Underwriters. As of July 22, 2005, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Osler, Hoskin & Harcourt LLP as a group, owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

Registrar and Transfer Agent

The registrar and transfer agent for the Series H First Preferred Shares will be Computershare Investor Services Inc. or its agent at its principal office in each of the cities of Vancouver, Calgary, Toronto and Montreal.

Purchasers' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

Certificate of Corporation

Dated: July 28, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) RAYMOND L. MCFEETORS
President and
Chief Executive Officer

(signed) WILLIAM W. LOVATT
Vice-President, Finance, Canada
as Chief Financial Officer

On behalf of the Board of Directors

(signed) DANIEL JOHNSON
Director

(signed) DONALD F. MAZANKOWSKI
Director

Certificate of Underwriters

Dated: July 28, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.	BMO NESBITT BURNS INC.
(signed) DAVID SKURKA	(signed) A. THOMAS LITTLE

CIBC WORLD MARKETS INC.	RBC DOMINION SECURITIES INC.	TD SECURITIES INC.
(signed) DONALD A. FOX	(signed) BARRY NOWOSELSKI	(signed) MICHAEL WOOLHOUSE

NATIONAL BANK FINANCIAL INC.

(signed) DARIN DESCHAMPS

HSBC SECURITIES (CANADA) INC.

(signed) DEBORAH J. SIMKINS

Auditors' Consent

Great-West Lifeco Inc.

We have read the short form prospectus of Great-West Lifeco Inc. (''Lifeco'') dated July 28, 2005 relating to the issue and sale of 4.85% Non-Cumulative First Preferred Shares, Series H (the ''Prospectus''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Great-West Lifeco on the consolidated balance sheets as at December 31, 2004 and 2003 and the summaries of consolidated operations, the consolidated statements of surplus and cash flows for the years then ended. Our report is dated February 17, 2005.

(signed) DELOITTE & TOUCHE LLP

Winnipeg, Canada
July 28, 2005

GREAT-WEST
LIFECO INC.

Exemption # 82-34728

GREAT-WEST
LIFECO INC.

QUARTERLY REPORT

6 MONTHS RESULTS

January 1 to June 30, 2005

Quarterly Report to Shareholders

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

Forward-looking information

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to June 30, 2005

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at June 30, 2005 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $455 million for the three months ended June 30, 2005, compared to $407 million reported a year ago, an increase of 12%. On a per share basis, this represents $0.511 per common share for the second quarter of 2005, an increase of 12% compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the second quarter was $446 million, or $0.500 per common share.

For the six months ended June 30, 2005, net income attributable to common shareholders, excluding restructuring charges was $878 million, an increase of 11% compared to $790 million for 2004, or $0.986 per common share, an increase of 12% compared to $0.884 per common share for 2004. Net income, after restructuring costs, attributable to common shareholders was $865 million or $0.971 per common share for the six months of 2005.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- In May, the Company's U.K. subsidiary, Canada Life Limited, reached an agreement to acquire the payout annuity business of Phoenix and London Assurance Company Limited, part of the Resolution Life Group. Assets and liabilities were valued at $5.1 billion at year-end 2004. The Company began to assume the risk effective July 1, 2005. The transaction is expected to close in the fourth quarter.
- Earnings per common share for the second quarter of 2005, excluding restructuring charges, increased 12% compared to a year ago.
- Return on common shareholders' equity, excluding restructuring costs, was 20.6% for the twelve months ended June 30, 2005.
- Assets under administration at June 30, 2005 totalled $170.1 billion, up $5.2 billion from December 31, 2004 levels.
- Quarterly dividends declared were 21 cents per common share, an increase of 1.5 cents per share, payable September 30, 2005. Dividends paid on common shares for the six months ended June 30, 2005 were 21% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the second quarter of 2005 increased 17% to $212 million from $181 million a year ago. For the six months ended June 30, 2005, earnings were up 21% to $398 million, compared to $328 million at June 30, 2004.

Total sales for the six months ended June 30, 2005 were $3.4 billion, an increase of $521 million over June 30, 2004 levels. Fee income for the period increased $38 million.

Total assets under administration at June 30, 2005 were $84.4 billion, up $2.6 billion from December 31, 2004 levels, with increases in the general fund of $0.8 billion and in segregated funds of $1.8 billion.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the second quarter of 2005 increased 33% to $101 million from $76 million a year ago. For the six months ended June 30, 2005, earnings were up 32% to $202 million, compared to $153 million at June 30, 2004.

Total sales for the six months ended June 30, 2005 were $4.0 billion, an increase of $142 million over June 30, 2004 levels. Fee income for the period increased $75 million.

Total assets under administration at June 30, 2005 were $39.4 billion, up $0.5 billion from December 31, 2004 levels, essentially due to increases in segregated funds.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the second quarter of 2005 in US $, increased 12% to $109 million from $97 million a year ago. For the six months ended June 30, 2005, earnings in US $ were up 11% to $219 million, compared to $198 million at June 30, 2004. Translated to Canadian $, earnings for the six months ended June 30, 2005 were $294 million, compared to $313 million a year ago.

Total sales for the six months ended June 30, 2005 were US $1.1 billion, reflecting an increase in Financial Services sales, offset by lower Healthcare sales compared to June 30, 2004. Fee income for the period increased by US $34 million.

Total assets under administration at US $37.7 billion at June 30, 2005 were up $0.8 billion from December 31, 2004 levels, essentially due to increases in general funds.

CORPORATE

Corporate net earnings results for Lifeco attributable to common shareholders, were a net charge of $17 million for the second quarter of 2005, and a net charge of $29 million for the six months ended June 30, 2005. Restructuring costs related to the CLFC acquisition were a major contributor to these results.

GREAT-WEST
LIFECO INC.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.21 per share on the common shares of the Company payable September 30, 2005 to shareholders of record at the close of business September 2, 2005.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share; and
- Series H First Preferred Shares of $0.16277 per share, conditional upon issuance,

all payable September 30, 2005 to shareholders of record at the close of business September 2, 2005.

Raymond L. McFeetors
President and Chief Executive Officer

August 4, 2005

GREAT-WEST
LIFECO INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interim Report
For the six months ended June 30, 2005

Dated: August 4, 2005

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and six months ended June 30, 2005 compared with the same periods in 2004. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, Europe and United States.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and

ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES
The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY
Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
June 30, 2005	**$1.23**	**$1.24**	**$1.3305**
March 31, 2005	$1.21	$1.23	$1.3178
December 31, 2004	$1.20	$1.30	$1.5832
June 30, 2004	$1.34	$1.34	$1.5762
March 31, 2004	$1.31	$1.32	$1.5733
British pound			
June 30, 2005	**$2.20**	**$2.31**	**$2.3072**
March 31, 2005	$2.28	$2.32	$2.3013
December 31, 2004	$2.31	$2.38	$2.3238
June 30, 2004	$2.43	$2.44	$2.2880
March 31, 2004	$2.41	$2.42	$2.2085
Euro			
June 30, 2005	**$1.48**	**$1.59**	**$1.6104**
March 31, 2005	$1.57	$1.61	$1.6053
December 31, 2004	$1.63	$1.62	$1.6200
June 30, 2004	$1.63	$1.64	$1.6400
March 31, 2004	$1.61	$1.65	$1.6500

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility - see note 18(c) to the Company's 2004 consolidated financial statements.

BUSINESSES OF LIFECO
Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment is comprised of two

distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States and Europe. Reinsurance products are provided through Canada Life, London Reinsurance Group (LRG) and their subsidiaries.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

GREAT-WEST
LIFECO INC.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,788**	$ 3,940	-4%	**$ 8,316**	$ 7,351	13%
Self-funded premium equivalents (ASO contracts)	**1,945**	2,047	-5%	**3,835**	4,054	-5%
Segregated funds deposits:						
Individual products	**1,411**	1,320	7%	**2,983**	2,978	0%
Group products	**1,322**	1,473	-10%	**2,550**	4,086	-38%
Total premiums and deposits	**8,466**	8,780	-4%	**17,684**	18,469	-4%
Fee and other income	**616**	587	5%	**1,230**	1,119	10%
Paid or credited to policyholders	**4,081**	4,333	-6%	**8,897**	8,102	10%
Net income attributable to:						
Common shareholders before restructuring costs (1)	**455**	407	12%	**878**	790	11%
Restructuring costs after tax (1)	**9**	6		**13**	13	
Common shareholders	**446**	401	11%	**865**	777	11%
Per common share						
Basic earnings before restructuring costs (1)	**$ 0.511**	$ 0.456	12%	**$ 0.986**	$ 0.884	12%
Restructuring costs after-tax (1)	**0.011**	0.008		**0.015**	0.015	
Basic earnings after restructuring costs	**0.500**	0.448	12%	**0.971**	0.869	12%
Dividends paid	**0.195**	0.16125	21%	**0.390**	0.3225	21%
Book value per common share				**$ 9.64**	$ 9.07	6%
Return on common shareholders' equity (12 months)						
Net income before restructuring costs (1)				**20.6%**	19.4%	
Net income				**20.3%**	19.0%	
At June 30						
Total assets				**$ 98,254**	$ 100,149	-2%
Segregated funds assets				**71,878**	67,200	7%
Total assets under administration				**$ 170,132**	$ 167,349	2%
Capital stock and surplus				**$ 9,085**	$ 8,286	10%

(1) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 to the Company's interim financial statements). The costs include $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period.

GREAT-WEST
LIFECO INC.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue (1)	Net income - common shareholders			Adjusted net income - common shareholders (3)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2005	**Second quarter**	**$5,731**	**$ 446**	**$ 0.500**	**$ 0.496**	**$ 455**	**$ 0.511**	**$ 0.506**
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471
2004	Fourth quarter	$5,740	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,946	414	0.466	0.462	417	0.468	0.464
	Second quarter	5,884	401	0.448	0.444	407	0.456	0.452
	First quarter	5,301	376	0.421	0.417	383	0.428	0.424
2003	Fourth quarter	$5,657	$ 357	$ 0.403	$ 0.400	$ 365	$ 0.411	$ 0.408
	• Bulk reinsurance	57 (2)						
	• Net	5,714						
	Third quarter	4,912	324	0.370	0.366	336	0.386	0.382
	• Bulk reinsurance	(5,429) (2)						
	• Net	(517)						
	Second quarter	3,994	261	0.357	0.354	N/A	N/A	
	First quarter	4,345	253	0.345	0.341	N/A	N/A	

(1) Total revenue for 2003 and 2004 has been restated to reflect the reclassification of financing charges from net investment income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as liabilities as described in note 5 to the interim financial statements.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West and GWL&A with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million. This amount has been reduced by $57 million to $5,372 million to reflect the change in foreign currency translation rate in the fourth quarter.

(3) Adjusted net income is presented as a measure of earnings performance before restructuring costs related to the acquisition of CLFC, and incurred during the period. Refer to Non-GAAP Financial Measures on page 1.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Second quarter	$ 9	$ 0.011	$ 0.010
	First quarter	4	0.004	0.005
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002
	Second quarter	6	0.008	0.008
	First quarter	7	0.007	0.007
2003	Fourth quarter	$ 8	$ 0.008	$ 0.008
	Third quarter	12	0.016	0.016

CONSOLIDATED OPERATING RESULTS

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders, before restructuring costs related to the acquisition of CLFC, was $455 million for the second quarter of 2005, compared to $407 million reported a year ago, an increase of 12%. On a per share basis, this represents $0.511 per common share ($0.506 diluted) for the second quarter of 2005 compared to $0.456 per common share ($0.452 diluted) a year ago.

Net income, after restructuring costs, attributable to common shareholders for the quarter was $446 million or $0.500 per common share ($0.496 diluted), compared to $401 million or $0.448 per common share ($0.444 diluted) for the second quarter of 2004. The improvement is attributable to the Canadian and European operating segments.

Canada – For the second quarter, net income attributable to common shareholders increased to $212 million compared to $181 million in 2004. Group Insurance grew by 15%, Individual Insurance & Investment Products grew 16% and the negative earnings impact from Corporate decreased 50%.

Europe – For the second quarter, net income attributable to common shareholders increased to $101 million compared to $76 million in 2004. Insurance & Annuities increased 36%, while Reinsurance income improved by 24%.

United States – For the second quarter, net income attributable to common shareholders was $150 million compared to $154 million in 2004. In US dollars, Healthcare income is up 8% and Financial Services is up 13%.

Lifeco Corporate – For the second quarter, Corporate net earnings attributable to common shareholders was a charge of $17 million, compared to a charge of $10 million in 2004.

Total revenue for the second quarter of 2005 was $5,731 million and was comprised of premium income of $3,788 million, net investment income of $1,327 million and fee and other income of $616 million. Total revenue for the second quarter of 2004 was $5,884 million. It was comprised of premium income of $3,940 million, net investment income of $1,357 million and fee and other income of $587 million.

Net Income - common shareholders	**For the three months ended June 30**			**For the six months ended June 30**		
	2005	2004	% Change	**2005**	2004	% Change
Canada	**$ 212**	$ 181	17%	**$ 398**	$ 328	21%
Europe	**101**	76	33%	**202**	153	32%
United States	**150**	154	-3%	**294**	313	-6%
Lifeco Corporate						
Total holding company	**(8)**	(4)		**(16)**	(4)	
Restructuring costs	**(9)**	(6)		**(13)**	(13)	
Total Lifeco Corporate	**(17)**	(10)		**(29)**	(17)	
Total Lifeco	**$ 446**	$ 401	11%	**$ 865**	$ 777	11%

PREMIUMS AND DEPOSITS

Total premiums and deposits decreased by $314 million for the second quarter of 2005 compared to the same period in 2004, reflecting the conversion of $449 million of Canada Life trust business to London Life which was recorded as premium income in the second quarter of 2004.

Premiums and deposits for the second quarter were $8,466 million in total: $3,788 million of risk-based product premiums, $1,945 million of self-funded premium equivalents, and $2,733 million of segregated funds deposits.

For the second quarter of 2005, 55% of premium income is from fee-based products (55% in 2004), with the remainder derived from traditional risk-based contracts.

For the Canadian segment, premiums and deposits were $3,371 million. Risk-based products account for 47% of premium income, segregated funds account for 38% and the ASO business for 15%.

For the European segment, premiums and deposits were $2,388 million. Fee-based segregated fund products account for 32% of premium income.

For the United States segment, premiums and deposits were $2,707 million. Risk-based products account for 21% of premium income, segregated funds account for 26% and the ASO business for 53%.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and administrative services only (ASO) contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis. Fee income, at $616 million for the three months ended June 30, 2005, was up $29 million from the second quarter of 2004, predominantly in Germany.

For the six months ended June 30, 2005, fee income was $1,230 million, compared to $1,119 million for the same period in 2004.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $8.9 billion was paid or credited to policyholders for the six months ended June 30, 2005. This compares with $8.1 billion paid or credited for the six months ended June 30, 2004.

GREAT-WEST
LIFECO INC.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets

	June 30, 2005			
	Canada	**Europe**	**United States**	**Total**
Assets				
Invested assets	$ 41,623	$ 16,704	$ 27,802	$ 86,129
Goodwill and intangible assets	4,997	1,759	56	6,812
Other assets	1,463	2,663	1,187	5,313
Total assets	$ 48,083	$ 21,126	$ 29,045	$ 98,254

	December 31, 2004			
	Canada	Europe	United States	Total
Assets				
Invested assets	$ 40,902	$ 16,494	$ 26,140	$ 83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
Total assets	$ 47,264	$ 21,114	$ 27,473	$ 95,851

ASSETS

Assets under administration

	June 30 2005	December 31 2004
Invested assets	$ 86,129	$ 83,536
Goodwill and intangible assets	6,812	6,836
Other general fund assets	5,313	5,479
Total assets	98,254	95,851
Segregated funds assets	71,878	69,033
Total assets under administration	$ 170,132	$ 164,884

Total assets under administration

Total assets under administration at June 30, 2005 were $170.1 billion, an increase of $5.2 billion from December 31, 2004. General fund assets increased by $2.4 billion and segregated funds assets increased by $2.8 billion compared with December 31, 2004.

Invested assets

The Company manages its general fund assets to support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. The Company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Company implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at June 30, 2005 were $86.1 billion, an increase of $2.6 billion from December 31, 2004. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset distribution

	June 30, 2005		December 31, 2004	
Government bonds	$ 20,736	24 %	$ 21,094	25 %
Corporate bonds	35,710	42	33,866	41
Mortgages	14,659	17	14,554	17
Stocks	3,635	4	3,405	4
Real estate	1,785	2	1,646	2
Sub-total portfolio investments	76,525		74,565	
Cash & certificates of deposit	2,826	3	2,472	3
Policy loans	6,778	8	6,499	8
Total invested assets	$ 86,129	100 %	$ 83,536	100 %

Bond portfolio

The total bond portfolio increased to $56.4 billion or 66% of invested assets at June 30, 2005, from $55.0 billion or 66% at December 31, 2004. Federal, provincial and other government securities represented 37% of the bond portfolio, compared to 38% in 2004. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 84% rated A or higher. The excess of fair value over carrying value at June 30, 2005 was $3,836 million ($2,052 million at December 31, 2004).

Bond portfolio quality (excludes $2,067 million short-term investments, $2,435 million in 2004)

	June 30, 2005		December 31, 2004	
Estimated rating				
AAA	$ 25,257	46 %	$ 24,136	46 %
AA	7,775	14	7,393	14
A	13,104	24	12,737	24
BBB	7,436	14	7,502	14
BB or lower	807	2	757	2
Total	$ 54,379	100 %	$ 52,525	100 %

Mortgage portfolio

The total mortgage portfolio was relatively unchanged at $14.7 billion or 17% of invested assets at June 30, 2005. The mortgage portfolio consisted of 52% commercial loans, 38% multi-family residential loans and 10% single family residential loans. Total insured loans were $4.7 billion or 32% of the mortgage portfolio. The excess of fair value over carrying value at June 30, 2005 was $906 million ($596 million at December 31, 2004).

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

Equity portfolio

The total equity portfolio remained relatively unchanged at $5.4 billion or 6% of invested assets at June 30, 2005. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at June 30, 2005 was $688 million ($638 million at December 31, 2004).

Asset quality – general fund assets

Non-investment grade bonds were $807 million or 1.5% of the bond portfolio at June 30, 2005, compared with $757 million or 1.4% of the bond portfolio at December 31, 2004. The slight increase is due to dispositions and changes in the ratings of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $229 million or 0.30% of portfolio investments at June 30, 2005, compared with $172 million and 0.23% at December 31, 2004. Total allowances for credit losses at June 30, 2005 were $160 million, compared with $190 million at December 31, 2004. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $976 million at June 30, 2005 ($959 million at December 31, 2004).

In the second quarter, the Company reduced the allowance for credit losses by $17 million. The combination of the allowance for credit losses of $160 million, together with the $976 million provision for future credit losses in actuarial liabilities represents 1.6% of bond, mortgage and real estate assets at June 30, 2005 (1.6% at December 31, 2004).

Non-performing loans

	June 30, 2005				December 31, 2004			
Asset class	**Bonds**	**Mortgages**	**Foreclosed real estate**	**Total**	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 208	$ 6	$ 15	$ 229	$ 150	$ 20	$ 2	$ 172

Allowances for credit losses

	June 30, 2005			December 31, 2004		
Asset class	**Specific provisions**	**Non-specific provisions**	**Total**	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 97	$ 63	$ 160	$ 97	$ 93	$ 190

Fair value

The fair value of invested assets exceeded their carrying value by $5.4 billion as at June 30, 2005, compared to $3.3 billion at December 31, 2004. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

Other general fund assets

Other general fund assets

	June 30 2005	December 31 2004
Funds held by ceding insurers	$ 2,106	$ 2,337
Other assets	3,207	3,142
Total other general fund assets	$ 5,313	$ 5,479

Funds held by ceding insurers decreased $231 million. Other assets, at $3.2 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated funds

Segregated funds assets under management, which are measured at market values, increased by $2.8 billion to $71.9 billion at June 30, 2005. The growth resulted from net deposits of $1.1 billion and market value gains of $1.7 billion. The market value gains of $1.7 billion were comprised of gains of $2.4 billion and currency translation losses of $0.7 billion.

Segregated funds assets	June 30		December 31	
	2005	2004	2004	2003
Stocks	**$ 48,945**	$ 45,833	$ 45,398	$ 40,970
Bonds	**14,223**	14,309	15,710	14,502
Mortgages	**1,732**	1,481	1,613	1,466
Real estate	**3,805**	3,302	3,423	3,119
Cash and other	**3,173**	2,275	2,889	1,642
Total	**$ 71,878**	$ 67,200	$ 69,033	$ 61,699
In-period growth	**4%**	9%		

LIABILITIES

Total liabilities

Total liabilities	June 30 2005	December 31 2004
Policy liabilities	**$ 71,499**	$ 70,095
Deferred net realized gains	**2,453**	2,164
Other general fund liabilities	**11,689**	11,494
Total liabilities	**$ 85,641**	$ 83,753

Total liabilities at June 30, 2005 were $85.6 billion, an increase of 2% from December 31, 2004.

Policy liabilities

Policy liabilities, at $71.5 billion, were up 2% from December 31, 2004.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the Company's financial position from past significant interest rate volatility.

Other general fund liabilities

Other general fund liabilities	June 30 2005	December 31 2004
Debentures and other borrowings	$ 2,073	2,088
Funds held under reinsurance contracts	4,331	4,374
Repurchase agreements	1,095	676
Other liabilities	4,190	4,356
Total other general fund liabilities	$ 11,689	$ 11,494

Total other general fund liabilities at June 30, 2005 were $11.7 billion, an increase of $195 million from December 31, 2004. Other liabilities, at $4.2 billion, decreased from December 31, 2004 levels, and include trade payables, accruals, and provisions for post-retirement benefits.

Debentures and other borrowings include $1,742 million of long-term debt associated with the Canada segment on both a direct basis and through its subsidiary CLFC, and $216 million of deferrable debentures issued in the U.S. through its subsidiary Great-West Life & Annuity Capital LP. Also included in debentures and other borrowings is a term debt facility that formed part of the financing for the CLFC acquisition of $150 million. Refer to note 4 to the Lifeco interim financial statements.

PREFERRED SHARES AND CAPITAL TRUST SECURITIES

Preferred shares other than perpetual preferred shares which include soft-retractable and fixed-floater issues and Capital Trust Securities and debentures were reclassified from capital stock and non-controlling interests, respectively, as discussed in the "Changes to Accounting Policies" section. Refer to notes 5 and 7 to the Lifeco interim financial statements.

NON-CONTROLLING INTERESTS

Non-controlling interests include participating policyholder undistributed surplus and preferred shares issued by subsidiaries. Refer to note 6 to the Lifeco interim financial statements.

CAPITAL STOCK AND SURPLUS

Capital stock outstanding at June 30, 2005 was $5,157 million, which was comprised of $499 million of perpetual preferred shares and $4,658 million common shares. Details regarding outstanding share data are provided in note 7 to the Lifeco interim financial statements.

In establishing the appropriate mix of capital required to support the operations of the Company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short and long-term capital needs of the Company.

At June 30, 2005, the Company had two series of non-cumulative perpetual preferred shares outstanding with an aggregate stated value of $499 million.

2005 activity

During the six months ended June 30, 2005, the Company paid dividends of $0.39 per common share for a total of $348 million and perpetual preferred share dividends of $14 million. In addition, the Company issued 1,375,830 common shares resulting from the exercise of stock options.

In November 2004, the Company announced a further normal course issuer bid commencing December 1, 2004 and terminating November 30, 2005. During the course of this bid, the Company may purchase up to but not more

than 6,000,000 shares for cancellation. During the six months ended June 30, 2005, through the normal course issuer bid process, 989,100 common shares were purchased for cancellation at a cost of $27 million or $27.50 per share.

In total, capital stock and surplus increased by $457 million to $9.1 billion at June 30, 2005 from December 31, 2004. The strengthening of the Canadian dollar against the British pound of $0.11 and euro of $0.15 and weakening against the United States dollar of $0.03 resulted in decreases to the currency translation account of $48 million from December 31, 2004.

On July 21, 2005, the Company announced that it had entered into an agreement with a syndicate of underwriters to issue, on a bought deal basis, 12,000,000, 4.85% Non-Cumulative First Preferred Shares, Series H at a price of $25.00 per share, representing an aggregate issue amount of $300 million. Lifeco considers the Series H First Preferred Shares to be core capital. If the Corporation determines to redeem the Series H First Preferred Shares in full, it intends to replace the Series H First Preferred Shares with securities ranking pari passu or junior to the Series H First Preferred Shares.

The offering is expected to close on or about August 12, 2005. The net proceeds may be used by the Company to repay all or part of its term bank loan facility, to purchase for cancellation existing preferred shares of the Company, or for general corporate purposes.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. The Company's operations have liquidity requirements that vary among its principal product lines. Life insurance and pension plan reserves are primarily long-term liabilities. Group reserves in Canada and Europe and accident and health reserves in the United States, including long-term disability, consist of both short-term and long-term liabilities. Life insurance and pension plan reserve requirements are usually stable and predictable, and are supported primarily by long-term, fixed income investments. Group costs and accident and health claim demands are stable and predictable but generally shorter term, requiring greater liquidity.

Generally, the Company meets its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing positive cash flows from operations. Liquidity for the Company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment grade bonds) that totaled $50.0 billion and $48.9 billion as of June 30, 2005 and December 31, 2004, respectively. As of both June 30, 2005 and December 31, 2004, 98% of the bond portfolio carried an investment grade rating, thereby providing significant liquidity to the Company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

The market value of the Company's liquid assets, at June 30, 2005, is approximately $52.5 billion. The Company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

Cash flows

Cash flows	For the three months ended June 30		For the six months ended June 30	
	2005	2004	2005	2004
Cash flows relating to the following activities:				
Operations	**$ 1,492**	$ 832	**$ 2,532**	$ 1,802
Financing	**(214)**	(393)	**(399)**	(569)
Investment	**(1,256)**	(368)	**(1,779)**	(1,358)
Increase (decrease) in cash & certificates of deposit	**22**	71	**354**	(125)
Cash & certificates of deposit, beginning of period	**2,804**	2,265	**2,472**	2,461
Cash & certificates of deposit, end of period	**$ 2,826**	$ 2,336	**$ 2,826**	$ 2,336

Cash & certificates of deposit were $2,826 million at June 30, 2005 compared to $2,472 million at December 31, 2004. For the three months ended June 30, 2005, cash flow provided by operations increased $660 million to $1,492 million. These operating cash flows were used by the Company to acquire investment assets supporting the Company's policy liabilities and repurchase common shares and pay dividends.

For the six months ended June 30, 2005, cash flow provided by operations increased $730 million to $2,532 million. These operating cash flows were used by the Company to acquire investment assets supporting the Company's policy liabilities and repurchase common shares and pay dividends. Refer to the Consolidated Statement of Cash Flows in the Company's financial statements.

Commitments/contractual obligations

Commitments/contractual obligations	Payments Due by Period				
	Total	within 1 year	1-3 years	4-5 years	over 5 years
1) Long-term debt	$ 1,926	$ 1	$ 2	$ 152	$ 1,771
2) Operating leases					
- office	495	103	172	123	97
- equipment	13	7	4	2	-
3) Credit-related arrangements					
(a) Contractual commitments	350	339	11	-	-
(b) Letters of credit	SEE NOTE 3(b) BELOW				
4) Purchase obligations	35	22	13	-	-
Total contractual obligations	$ 2,819	$ 472	$ 202	$ 277	$ 1,868

1) Long term debt – refer to note 4 to the Company's interim financial statements.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit are written commitments provided by a bank. The Europe operation is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to note 22 to the Company's 2004 financial statements and the "Liquidity risk (letters of credit)" section of the Company's 2004 MD&A.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

Capital management and adequacy
At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at June 30, 2005 was 209% (approximately 199% at December 31, 2004). London Life's MCCSR ratio at June 30, 2005 was 255% (approximately 235% at December 31, 2004). Canada Life's MCCSR ratio at June 30, 2005 was 227% (approximately 218% at December 31, 2004).

The MCCSR position of Great-West is affected significantly by the existence of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has risk-based capital well in excess of that required by the NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Company has also established policies and procedures designed to identify, measure and report all material risks. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan.

Ratings
The Company and its major operating subsidiaries continue to hold very strong ratings.

At the time of the CLFC acquisition in July, 2003, the ratings of the Company and its major subsidiaries were downgraded a single rating notch, and were assigned a negative outlook by Standard & Poor's Rating Services (S&P) and Moody's Investors Service (Moody's).

During the second quarter of 2005, the Company has continued its discussions with Moody's and S&P regarding the status of their negative outlooks. They continue to monitor the progress of the Company and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* Ratings are on negative outlook

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

(i) Refer to note 4 "Portfolio Investments" and note 18 "Off Balance Sheet Financial Instruments" to Lifeco's 2004 financial statements for a description of financial instruments held by the Company at December 31, 2004. Refer to note 4 "Debentures and Other Borrowings" of the interim financial statements.
(ii) Refer to note 1 to Lifeco's 2004 financial statements for a description of fair value determination.
(iii) Refer to note 8 to Lifeco's 2004 financial statements for a description of the relationship of assets and actuarial liabilities.
(iv) Refer to the "Risk Management and Control Practices" section of Lifeco's 2004 MD&A for a description of the risks and the management of risks associated with financial instruments associated with actuarial liabilities.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2004 MD&A.

Foreign exchange risk – The Company utilizes forward foreign exchange contracts to hedge against volatility in foreign exchange translation.

With respect to the Company's United States segment, approximately 93% of the estimated U.S. dollar net income exposure for the second half of 2005 has been hedged at approximately $1.33.

With respect to the Company's Europe segment, approximately 95% of the estimated British pound net income exposure for the second half of 2005 has been hedged at approximately $2.32; approximately 87% of the estimated euro net income exposure for the second half of 2005 has been hedged at approximately $1.61; and 100% of the U.S. dollar net income exposure for the second half of 2005 has been hedged at approximately $1.25.

CHANGES IN ACCOUNTING POLICIES – see note 1 to the Lifeco interim financial statements.

Variable interest entities – Effective January 1, 2005, the Company adopted the Accounting Guideline on Consolidation of Variable Interest Entities. As a result of the new guideline the Company will no longer consolidate The Great-West Life Capital Trust and Canada Life Capital Trust, that were used to issue Innovative Tier 1 capital. For regulatory capital purposes, the $800 million of capital issued by the trusts has been grandfathered as Tier 1 capital by the Superintendent of Financial Institutions Canada.

Liabilities and equity – Effective January 1, 2005, CICA Handbook Section on Financial Instruments - Disclosure and Presentation, was amended to require certain financial instruments be presented as liabilities.

As a result of these two changes, capital trust units and certain preferred shares, formerly presented as non-controlling interests have been reclassified to capital trust securities and debentures and preferred shares issued by subsidiary on the Consolidated Balance Sheet. Distributions and interest on the capital trust securities and preferred shares have been reclassified to financing charges on the Summary of Consolidated Operations.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, Europe, United States, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information - Canada

For the three months ended June 30	2005	2004	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 1,593	$ 1,597	-
Self-funded premium equivalents (ASO contracts)	502	469	7%
Segregated funds deposits:			
Individual products	600	493	22%
Group products	676	905	-25%
Total premiums and deposits	3,371	3,464	-3%
Fee and other income	189	169	12%
Paid or credited to policyholders	1,666	1,687	-1%
Net income - common shareholders	212	181	17%
For the six months ended June 30			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 3,102	$ 3,475	-11%
Self-funded premium equivalents (ASO contracts)	976	938	4%
Segregated funds deposits:			
Individual products	1,397	1,223	14%
Group products	1,376	2,871	-52%
Total premiums and deposits	6,851	8,507	-19%
Fee and other income	378	340	11%
Paid or credited to policyholders	3,185	3,703	-14%
Net income - common shareholders	398	328	21%
At June 30			
Total assets	$ 48,083	$ 48,153	-
Segregated funds assets	36,280	32,512	12%
Total assets under administration	$ 84,363	$ 80,665	5%

FINANCIAL INFORMATION - CANADA

Consolidated operations

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Income:				
Premium income	**$ 1,593**	$ 1,597	**$ 3,102**	$ 3,475
Net investment income	**693**	652	**1,377**	1,327
Fee and other income	**189**	169	**378**	340
Total income	**2,475**	2,418	**4,857**	5,142
Benefits and expenses:				
Paid or credited to policyholders	**1,666**	1,687	**3,185**	3,703
Other	**497**	509	**1,076**	1,004
Amortization of finite life intangible assets	**3**	3	**7**	6
Net operating income before income taxes	**309**	219	**589**	429
Income taxes	**64**	29	**125**	71
Net income before non-controlling interests	**245**	190	**464**	358
Non-controlling interests	**26**	6	**52**	24
Net income - shareholders	**219**	184	**412**	334
Perpetual preferred share dividends	**7**	3	**14**	6
Net income - common shareholders	**$ 212**	$ 181	**$ 398**	$ 328

NET INCOME

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the second quarter of 2005 increased 17% to $212 million from $181 million a year ago. For the six months ended June 30, 2005, consolidated net earnings attributable to common shareholders increased 21% to $398 million compared to $328 million a year ago.

Net income - common shareholders

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Group Insurance	**$ 78**	$ 68	15%	**$ 144**	$ 122	18%
Individual Insurance & Investment Products	**136**	117	16%	**261**	227	15%
Corporate	**(2)**	(4)	-	**(7)**	(21)	-
	$ 212	$ 181	17%	**$ 398**	$ 328	21%

The major contributors to the increases were as follows:

Group Insurance – The increase reflects improved health morbidity experience from improvements in the long-term disability sub-line and improved medical, drug and dental costs, mitigated somewhat by a deterioration in life mortality experience.

Individual Insurance & Investment Products – The increase is essentially attributable to year over year strong fee growth and expense gains.

Corporate – The year over year change for the six month period reflects a real estate valuation provision deemed redundant.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Group Insurance	**$ 1,167**	$ 1,088	7%	**$ 2,300**	$ 2,176	6%
Individual Insurance & Investment Products	**2,204**	2,376	-7%	**4,551**	6,331	-28%
Total premiums and deposits	**$ 3,371**	$ 3,464	-3%	**$ 6,851**	$ 8,507	-19%
Summary by Type						
Risk-based products	**$ 1,593**	$ 1,597	-	**$ 3,102**	$ 3,475	-11%
ASO contracts	**502**	469	7%	**976**	938	4%
Segregated funds deposits	**1,276**	1,398	-9%	**2,773**	4,094	-32%
Total premiums and deposits	**$ 3,371**	$ 3,464	-3%	**$ 6,851**	$ 8,507	-19%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Group Insurance	**$ 102**	$ 90	13%	**$ 208**	$ 155	34%
Individual Insurance & Investment Products	**1,525**	$ 1,132	35%	**3,187**	2,719	17%
Total sales	**$ 1,627**	$ 1,222	33%	**$ 3,395**	$ 2,874	18%

In Quarter

Total premiums and deposits for the three months ended June 30, 2005 decreased $93 million, compared to the three months ended June 30, 2004. The 2004 premiums and deposits included the conversion of Canada Life's trust business to London Life. This conversion added $449 million of premiums and deposits in 2004. Excluding the effect of conversion, Individual Insurance & Investment Products premiums and deposits increased 14% in the second quarter of 2005.

Premiums and deposits were $3,371 million in total: $1,593 million of risk-based product premiums, $502 million of self-funded premium equivalents, and $1,276 million of segregated funds deposits.

Total sales for the three months ended June 30, 2005 were up 33% overall from second quarter 2004 levels. Sales in 2005 were $1,627 million in total: $42 million Life Insurance, $11 million Living Benefits, $102 million Group Insurance, $1,077 million Individual Retirement & Investment Services, and $395 million Group Retirement Services.

Six months

Total premiums and deposits for the six months ended June 30, 2005 decreased $1,656 million, compared to $8,507 million for the six months ended June 30, 2004. The 2004 premiums and deposits included the conversion of Canada Life's trust business to London Life. This conversion added $2,222 million of premiums and deposits in 2004. Excluding the effect of conversion, Individual Insurance & Investment Products premiums and deposits increased 11% for the six months of 2005.

Premiums and deposits were $6,851 million in total: $3,102 million of risk-based product premiums, $976 million of self-funded premium equivalents, and $2,773 million of segregated funds deposits.

Total sales for the six months ended June 30, 2005 were up 18% overall from same period in 2004. Sales in 2005 were $3,395 million in total: $80 million Life Insurance, $23 million Living Benefits, $208 million Group Insurance, $2,438 million Individual Retirement & Investment Services, and $646 million Group Retirement Services.

Net investment income

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Investment income earned	**$ 604**	$ 586	3%	**$ 1,216**	$ 1,194	2%
Amortization of gains and losses	**79**	73	8%	**154**	147	5%
Provision for credit losses	**17**	2		**18**	2	
Gross investment income	**700**	661	6%	**1,388**	1,343	3%
Less: investment expenses	**7**	9	-22%	**11**	16	-31%
Net investment income	**$ 693**	$ 652	6%	**$ 1,377**	$ 1,327	4%

Net investment income for the three months ended June 30, 2005 increased by $41 million or 6%, compared to the same period last year.

For the six months ended June 30, 2005, net investment income increased by $50 million or 4% from the same period last year.

The provision for credit losses in 2005 includes the reduction of allowances for credit losses of $17 million due to improved credit experience and higher equity market levels.

FEE INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

Fee income

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Segregated funds	**$ 141**	$ 127	11%	**$ 280**	$ 257	9%
ASO contracts	**33**	29	14%	**63**	58	9%
Other	**15**	13	15%	**35**	25	40%
	$ 189	$ 169	12%	**$ 378**	$ 340	11%

Fee income on segregated fund products increased from $127 million for the 3 months ended June 30, 2004 to $141 million for the three months ended June 30, 2005, reflecting strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $29 million in 2004 to $33 million in 2005, reflecting growth in the block of business. Other fee income of $15 million resulted from a broad-based increase in property management fees, asset management fees and Quadrus distribution fees for 2005 compared to $13 million for 2004.

Fee income on segregated fund products increased from $257 million for the six months ended June 30, 2004 to $280 million for the six months ended June 30, 2005, reflecting strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $58 million in 2004 to $63 million in 2005, reflecting growth in the block of business. Other fee income of $35 million resulted from a broad-based increase in property management fees, asset management fees and Quadrus distribution fees for 2005 compared to $25 million for 2004.

The amount of segregated fund investment management fees earned by the Company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the Company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2005, the Company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P/TSX 60 composite index.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $3.2 billion was paid or credited to policyholders in the six months ended June 30, 2005. This compares with $3.7 billion in the six months ended June 30, 2004.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on long term debt & other borrowings, and dividends on preferred shares, as well as premium taxes.

Other

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Total expenses	**$ 243**	$ 241	1%	**$ 496**	$ 499	-1%
Less: investment expenses	**7**	9	-22%	**11**	16	-31%
Operating expenses	**236**	232	2%	**485**	483	-
Commissions	**170**	186	-9%	**411**	340	21%
Financing charges	**46**	45	2%	**90**	93	-3%
Premium taxes	**45**	46	-2%	**90**	88	2%
Total	**$ 497**	$ 509	-2%	**$ 1,076**	$ 1,004	7%

Operating expenses for the three months ended June 30, 2005 of $236 million are consistent with the same period in 2004. The decrease in commissions includes $7 million of net commissions received from the Europe segment primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Europe segment is increased by a corresponding amount.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities.

For the six months ended June 30, 2005, operating expenses of $485 million are consistent with the same period in 2004. The increase in commissions includes the net payment of a $50 million commission to the Europe segment primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Europe segment is reduced by a corresponding amount.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares.

INCOME TAXES

Income taxes for the three month and six month periods ended June 30, 2005 were $64 million and $125 million, respectively, compared to $29 million and $71 million for the 2004 periods. The increase in income taxes results from higher pre-tax income of $90 million in the three month period and $160 million in the six month period.

Canada

BUSINESS UNITS – CANADA

GROUP INSURANCE

2005 HIGHLIGHTS

- Net income to shareholders grew 18% to $144 million.
- Strong sales growth was achieved, particularly in the creditor/direct marketing and ASO markets.
- Very positive claims experience emerged in the group health line of business.

OPERATING RESULTS

Net income

In quarter
Net Income attributable to common shareholders was $78 million, which represents an increase of 15% compared to the second quarter of 2004.

The results reflect improved group health morbidity experience, particularly in the long-term disability sub-line.

Interest gains improved on a quarter over quarter comparative basis on higher investment income and expense gains improved due to lower operating expenses and higher expense recoveries. There was a small improvement in group life mortality experience.

Six months
Net Income attributable to common shareholders was $144 million, which represents an increase of 18% compared to the six months ended June 30, 2004.

The results reflect improved group health morbidity experience. The medical, drug and dental sub-lines improved, particularly in the mid-sized and large case markets. As well, results improved in the large case long-term disability sub-line.

Interest gains improved over last year on higher investment income and expense gains improved due to lower operating expenses and higher expense recoveries. There was a small deterioration in the group life mortality experience mainly due to higher than expected death claims.

Premiums and deposits and sales

Group Insurance - divisional summary

Premiums and deposits *Business/Product*		For the three months ended June 30 2005	2004	% Change	For the six months ended June 30 2005	2004	% Change
Small/mid-sized case		$ **455**	$ 435	5%	$ **905**	$ 864	5%
Large case	- insured	**386**	353	9%	**785**	721	9%
	- ASO	**502**	469	7%	**976**	938	4%
	- creditor/direct marketing	**28**	35	-20%	**68**	64	6%
Sub-total		**1,371**	1,292	6%	**2,734**	2,587	6%
Premiums reinsured							
Small/mid-sized case		**(117)**	(110)	6%	**(245)**	(231)	6%
Large case	- insured	**(87)**	(94)	-7%	**(189)**	(180)	5%
Net premiums		$ **1,167**	$ 1,088	7%	$ **2,300**	$ 2,176	6%

Sales *Business/Product*		For the three months ended June 30 2005	2004	% Change	For the six months ended June 30 2005	2004	% Change
Small/mid-sized case		$ **43**	$ 41	5%	$ **85**	$ 74	15%
Large case	- insured	**6**	28	-79%	**28**	41	-32%
	- ASO	**47**	8	488%	**66**	23	187%
	- creditor/direct marketing	**6**	13	-54%	**29**	17	71%
Total sales		$ **102**	$ 90	13%	$ **208**	$ 155	34%

In quarter

Total net premiums and deposits were $1,167 million, which is 7% higher than the second quarter of 2004. Excluding the impact of $204 million of premiums ceded under a bulk reinsurance agreement ($204 million in 2004), premiums and deposits increased 6% over the comparative period in 2004.

Overall sales results in the quarter were 13% higher than 2004. Sales in the large case ASO markets showed significant improvement over 2004 due to two large sales in 2005. This was partly offset by lower sales in the large case insured and the creditor/direct marketing markets due to large sales in the second quarter of 2004 that did not recur in the second quarter of 2005.

Six months

Total net premiums and deposits were $2,300 million, which is 6% higher than the comparative period in 2004. Excluding the impact of $434 million of premiums ceded under a bulk reinsurance agreement ($411 million in 2004), premiums and deposits increased 6% over the comparative period in 2004.

Overall sales results for the six months ended June 30, 2005 were 34% higher than 2004. The increase was due to improvements in the small/mid-sized, ASO and creditor/direct marketing markets and in particular in the ASO market from two large sales in 2005.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines, Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services and Group Retirement & Investment Services. Products are distributed through Freedom 55 Financial and Great-West financial security advisors, Canada Life distribution partners including managing general agents, independent brokers and intercorporate agreements with other financial institutions.

2005 HIGHLIGHTS

- Earnings have grown 15% in 2005 due largely to strong fee income growth, increased investment gains, and expense gains.
- Group Retirement Services successfully completed conversion of the Canada Life business to London Life with $2.1 billion converted during the second quarter. Since January 2004, GRS has converted over $12 billion in assets to the London Life insurance platform and the Solium securities platform.
- Effective January 1, 2005, the Company entered into a principal distribution agreement with Mackenzie Financial Corporation covering the distribution of the Quadrus Group of Funds.

OPERATING RESULTS

Net income

In quarter

Net income attributable to common shareholders for the three months ended June 30, 2005 was $136 million, which was $19 million more than the second quarter of 2004. The growth reflects strong fee income growth, increased investment gains, and expense gains.

Net income attributable to participating policyholder was $22 million, $18 million more than the second quarter of 2004, due largely to stronger investment market gains.

Six months

Net income attributable to common shareholders for the six months ended June 30, 2005 was $261 million, which was $34 million more than the comparative period in 2004. The growth reflects strong fee income growth, increased investment gains, and expense gains.

For the six months ended June 30, 2005, net income attributable to participating policyholder was $43 million, $27 million more than at June 30, 2004, due largely to more favourable investment market gains and mortality.

Premiums and deposits and sales

Individual Insurance & Investment Products - divisional summary

Premiums and deposits		**For the three months ended June 30**			**For the six months ended June 30**		
Business/Product		**2005**	2004	% Change	**2005**	2004	% Change
Life Insurance	- Participating	**$ 459**	$ 447	3%	**$ 885**	$ 870	2%
	- Non-participating	**120**	114	5%	**233**	223	4%
Living Benefits		**58**	53	9%	**114**	105	9%
Individual Retirement & Investment Services							
Risk-based products		**115**	48	140%	**206**	132	56%
Segregated funds		**600**	493	22%	**1,397**	1,223	14%
Group Retirement Services							
Risk-based products		**176**	316	-44%	**340**	907	-63%
Segregated funds		**676**	905	-25%	**1,376**	2,871	-52%
Total premiums and deposits		**$ 2,204**	$ 2,376	-7%	**$ 4,551**	$ 6,331	-28%

Sales		**For the three months ended June 30**			**For the six months ended June 30**		
Business/Product		**2005**	2004	% Change	**2005**	2004	% Change
Life Insurance	- Participating	**$ 20**	$ 19	5%	**$ 40**	$ 36	11%
	- Non-participating	**22**	19	16%	**40**	37	8%
Living Benefits		**11**	11	-	**23**	20	15%
Individual Retirement & Investment Services							
Risk-based products		**206**	144	43%	**426**	344	24%
Segregated funds		**702**	584	20%	**1,643**	1,443	14%
Securities (1)		**169**	98	72%	**369**	233	58%
Group Retirement Services							
Risk-based products		**95**	29	228%	**122**	54	126%
Segregated funds		**197**	166	19%	**340**	396	-14%
Securities (1)		**103**	62	66%	**184**	156	18%
Total sales		**$ 1,525**	$ 1,132	35%	**$ 3,187**	$ 2,719	17%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Assets under administration

Assets under administration	June 30		December 31	
	2005	2004	2004	2003
Business/Product				
Individual Retirement & Investment Services				
Risk-based products	**$ 6,052**	$ 6,260	$ 6,129	$ 6,418
Segregated funds	**16,837**	14,898	15,759	14,131
Group Retirement Services				
Risk-based products	**5,815**	5,818	5,825	5,254
Segregated funds	**19,443**	17,614	18,699	15,209
Total assets under administration	**$ 48,147**	$ 44,590	$ 46,412	$ 41,012
Other plan assets (1)				
Business/Product				
Individual Retirement & Investment Services	**$ 2,541**	$ 1,871	$ 2,174	$ 1,614
Group Retirement Services	**6,604**	5,873	6,986	8,813
Total assets under administration and other plan assets				
Individual Retirement & Investment Services (1)	**$ 25,430**	$ 23,029	$ 24,062	$ 22,163
Group Retirement Services (1)	**$ 31,862**	$ 29,305	$ 31,510	$ 29,276

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL LIFE

In quarter

Individual life insurance product sales of $42 million during the second quarter of 2005 were 11% higher than the second quarter of 2004. The major factor in this is a 52% increase in universal life product sales as recent product and marketing initiatives began to have an impact in the market. Strong growth is evident across the organization as all channels enjoyed sales increases over 2004 levels in excess of 40%. Participating product sales continued to be driven by strong results in the large case market and overall are up 5% over the second quarter of 2004. Term sales are unchanged from 2004 in a very price competitive market.

Premiums and deposits on individual life insurance products increased $18 million from the second quarter of 2004 to $579 million in the second quarter of 2005, as the Company continued to benefit from strong persistency results.

Six months

Individual life insurance product sales of $80 million for the six months ended June 30, 2005 were 10% higher than the comparative period in 2004. This is led by a 25% increase in universal life product sales as recent product and marketing initiatives have produced double digit sales increases in all distribution channels. Participating product sales are up 11% over 2004 reflecting strong results in the large case market while term sales are unchanged from 2004 levels in a very price competitive market.

Premiums and deposits on individual life insurance products increased $25 million from the six months ended June 30, 2004 to $1,118 million in the six months ended June 30, 2005, as the Company continued to benefit from strong persistency results.

LIVING BENEFITS

In quarter
Total Living Benefits premiums were $58 million, 9% higher than the second quarter of 2004, reflecting high sales levels in recent quarters and strong persistency.

Total Living Benefits sales were $11 million, comparable to the second quarter of 2004. Sales of critical illness products were $5 million, 25% higher than the second quarter of 2004. Sales of disability insurance products were $6 million, 14% lower than the second quarter of 2004.

Six months
Total Living Benefits premiums were $114 million, 9% higher than the period ended June 30, 2004, reflecting high sales levels in recent quarters and strong persistency.

Total Living Benefits sales were $23 million, 15% higher than the comparative period in 2004. Sales of critical illness products were $12 million, 50% higher than the period ended June 30, 2004. Sales of disability insurance products were $11 million, 8% lower than the six months ended June 30, 2004.

Premium rates were increased in the fourth quarter of 2004 in response to reinsurer rate increases in the Canadian Critical Illness insurance market in conjunction with critical illness product enhancements introduced for both the Great-West and Canada Life brands. The sales backlog in connection with a series of less expensive critical illness products continued to be processed and recorded as sales in the first half of 2005. Sales of critical illness products are expected to return closer to historical levels for the remainder of the year as the processing of the backlog has been completed.

INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

In quarter
IRIS experienced a strong second quarter highlighted by the 20% increase in segregated fund sales over 2004 due to a continuing strong Canadian investment market and expanded marketing efforts and sales support at Canada Life. Segregated funds assets increased by 3% to $16.8 billion at June 30, 2005, an increase of $1.1 billion over December 31, 2004.

Sales of risk-based products increased 43% over the second quarter of 2004 and premiums increased 140%, continuing the recent momentum on guaranteed savings and payout annuity products. Improved yield on supporting investments have allowed the Company to be more competitive on pricing.

Mutual fund assets distributed by Quadrus licensed investment representatives increased by 36% over June 30, 2004. Sales of mutual funds through Quadrus increased 72% over the same quarter in 2004. Assets in the Quadrus Group of Funds grew to over $1.1 billion at June 30, 2005. Effective January 1, 2005, the Company entered into a principal distribution agreement with Mackenzie Financial Corporation covering the distribution of the Quadrus Group of Funds.

Six months
IRIS experienced a strong RRSP season highlighted by the 14% increase in segregated fund sales over 2004. This increase is partially attributable to a new order entry system introduced at Great-West, a continuing strong Canadian investment market and expanded marketing efforts and sales support at Canada Life. Segregated funds assets increased by 7% to $16.8 billion for the six months ended June 30, 2005, an increase of $1.1 billion over December 31, 2004.

The asset allocation approach and long-term growth strategy employed by the Company's investment fund business limits the exposure to significant withdrawals. This, coupled with increases in sales over 2004 from all distribution channels, resulted in strong net cash flow and segregated funds asset growth in the first half of 2005 that exceeded the growth rate for the mutual fund industry.

Sales of risk-based products increased 24% over the six months ended June 30, 2004 and premium income increased 56% continuing the momentum from late 2004 on guaranteed savings and payout annuity products. Improved product yield on supporting investments have allowed the Company to be more competitive on pricing.

Mutual fund assets distributed by Quadrus licensed investment representatives increased by 17% since December 31, 2004. Sales of mutual funds through Quadrus increased 58% over the same period in 2004.

GROUP RETIREMENT SERVICES (GRS)

In quarter

GRS completed conversion of the Canada Life block of business to London Life with $2.1 billion in assets converted in the second quarter. Sales and cash flow in the small to medium sized agent and broker market were good in the quarter, but pricing in the large case market has reduced margins to a level at which the Company has not been prepared to participate. Consequently, sales were down from 2004 levels. GRS Securities Inc. launched its new Securities product offering in the second quarter, which will enhance the overall offering in the large case market. Premiums and deposits in 2004 included the impact of a portion of the Canada Life securities business that was converted to the insurance platform. Excluding the securities conversion activity of $449 million in 2004, premiums and deposits were up 10% over 2004 which highlights the quality of the in force block of business. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased to $31.9 billion at June 30, 2005.

Six months

GRS was focused on conversion of the Canada Life block of business to London Life in the first half of 2005 which temporarily shifted some focus away from sales efforts. Conversion was completed in May. Since January, 2004, GRS has converted over $12 billion in assets to the London Life insurance platform and the Solium securities platform. GRS Securities Inc. launched its new Securities product offering in the second quarter, which will enhance the overall offering in the large case market. Premiums and deposits in 2004 included the impact of a portion of the Canada Life securities business that was converted to the insurance platform. Excluding the securities conversion activity of $2.2 billion in 2004, premiums and deposits were up 10% over 2004 which highlights the quality of the in force block of business. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased to $31.9 billion at June 30, 2005.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The Company mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts, when utilized, has been reflected in the Net Effective Rate. The rates used to translate foreign currency denominated items are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
June 30, 2005	**$1.23**	**$1.24**	**$1.2440**
March 31, 2005	$1.21	$1.23	$1.2300
December 31, 2004	$1.20	$1.30	$1.3648
June 30, 2004	$1.34	$1.34	$1.3430
March 31, 2004	$1.31	$1.32	$1.3200
British pound			
June 30, 2005	**$2.20**	**$2.31**	**$2.3072**
March 31, 2005	$2.28	$2.32	$2.3013
December 31, 2004	$2.31	$2.38	$2.3238
June 30, 2004	$2.43	$2.44	$2.2880
March 31, 2004	$2.41	$2.42	$2.2085
Euro			
June 30, 2005	**$1.48**	**$1.59**	**$1.6104**
March 31, 2005	$1.57	$1.61	$1.6053
December 31, 2004	$1.63	$1.62	$1.6200
June 30, 2004	$1.63	$1.64	$1.6400
March 31, 2004	$1.61	$1.65	$1.6500

2005 HIGHLIGHTS

- Common shareholder net income increased $25 million, up 33% over the second quarter of 2004.
- Premiums and deposits decreased by $270 million from second quarter 2004 levels, to $2,388 million.
- Sales decreased by $353 million, down 16% from second quarter 2004.
- The Company purchased a payout annuity block of business in the U.K.
- The Company continues to rationalize its presence in certain international locations. In 2004, the sale of the Bahamas and Cayman Islands branch was completed and the group business in Bermuda was sold. An agreement was reached in 2004 to sell operations in Brazil, pending regulatory approval. The balance of the Bermuda business was sold effective July 31, 2005.

PURCHASE OF PAYOUT ANNUITY BLOCK IN THE UNITED KINGDOM

During the quarter, the Company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the payout annuity business of Phoenix and London Assurance Limited, a unit of the Resolution Life Group in the United Kingdom. The block of business adds approximately 58,000 annuity policies. This represents a significant increase to Canada Life Limited's existing annuity business, and brings the Company's annuity policies to a total of approximately 139,000 policies. The acquisition advances the Company's strategy to capitalize on its position in core European markets and will add to Canada Life's strong position in the payout annuity market.

Under the terms of the transaction, the Company will assume a block of payout annuity liabilities, and receive a corresponding amount of assets. At year-end 2004, the value of the assets and liabilities was 2.18 billion British pounds ($5.1 billion Cdn). The actual value of the transaction will depend on the value of the liabilities at the date of closing. Effective July 1, 2005, the Company reinsured the business and took over the management of the investments. Arrangements are being made to transfer the policies to the Company using a court approved arrangement, which is expected to be completed in the fourth quarter of 2005, subject to regulatory and legal approvals.

Selected consolidated financial information - Europe

For the three months ended June 30	**2005**	2004	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 1,623**	$ 1,883	-14%
Segregated funds deposits:			
Individual products	**764**	774	-1%
Group products	**1**	1	-
Total premiums and deposits	**2,388**	2,658	-10%
Fee and other income	**131**	104	26%
Paid or credited to policyholders	**1,683**	2,005	-16%
Net income - common shareholders	**101**	76	33%
For the six months ended June 30			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 3,438**	$ 3,185	8%
Segregated funds deposits:			
Individual products	**1,484**	1,640	-10%
Group products	**1**	2	-50%
Total premiums and deposits	**4,923**	4,827	2%
Fee and other income	**262**	187	40%
Paid or credited to policyholders	**3,624**	3,400	7%
Net income - common shareholders	**202**	153	32%
At June 30			
Total assets	**$ 21,126**	$ 21,301	-1%
Segregated funds assets	**18,269**	17,141	7%
Total assets under administration	**$ 39,395**	$ 38,442	2%

FINANCIAL INFORMATION - EUROPE

Consolidated operations	For the three months ended June 30		For the six months ended June 30	
	2005	2004	2005	2004
Income:				
Premium income	$ 1,623	$ 1,883	$ 3,438	$ 3,185
Net investment income	252	273	492	521
Fee and other income	131	104	262	187
Total income	2,006	2,260	4,192	3,893
Benefits and expenses:				
Paid or credited to policyholders	1,683	2,005	3,624	3,400
Other	191	157	309	302
Amortization of finite life intangible assets	1	1	2	1
Net operating income before income taxes	131	97	257	190
Income taxes	25	24	48	38
Net income before non-controlling interests	106	73	209	152
Non-controlling interests	5	(3)	7	(1)
Net income - shareholders	101	76	202	153
Perpetual preferred share dividends	-	-	-	-
Net income - common shareholders	$ 101	$ 76	$ 202	$ 153

Net income - common shareholders	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Insurance & Annuities	$ 80	$ 59	36%	$ 158	$ 115	37%
Reinsurance	21	17	24%	44	38	16%
	$ 101	$ 76	33%	$ 202	$ 153	32%

OVERVIEW

In quarter

Net income

Net income attributable to common shareholders increased $25 million or 33% to $101 million compared to the second quarter of 2004. Net income in the Insurance & Annuities business unit increased 36% to $80 million, reflecting strong earnings growth in the United Kingdom, Ireland and Germany. Net income in the Reinsurance business unit increased 24% to $21 million.

Premiums and deposits and sales

Total premiums and deposits for the quarter decreased $270 million or 10% to $2,388 million. The decrease reflects lower segregated fund premiums on savings and investment products in the Isle of Man, lower reinsurance premiums, and the impact of the stronger Canadian dollar against the British pound, euro and US dollar. This was partially offset by an increase in premiums and deposits on payout annuities in the United Kingdom and pension products in Ireland and Germany.

Six months

Net income

For the six months ended June 30, 2005, net income attributable to common shareholders increased $49 million or 32% to $202 million compared to the same period in 2004. Net income in the Insurance & Annuities business unit increased 37% to $158 million, reflecting strong earnings growth in the United Kingdom, Ireland and Germany. Net income in the Reinsurance business unit increased 16% to $44 million, partially due to improved claims experience on certain property and casualty reinsurance contracts in 2005.

Improved operational efficiencies and equity market performance, partially offset by the impact of the stronger Canadian dollar against the British pound, euro and US dollar also contributed to this strong performance.

Premiums and deposits and sales

For the six months ended June 30, 2005, total premiums and deposits increased $96 million or 2% to $4,923 million. The growth in premiums reflects an increase in premiums contributed by the Reinsurance business unit. Premiums in the Insurance & Annuities business unit decreased by $233 million, or 8%, reflecting a decrease in premiums in the Isle of Man and unfavourable currency impact, partially offset by premium growth in Ireland and Germany.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Insurance & Annuities	**$ 1,465**	$ 1,482	-1%	**$ 2,801**	$ 3,034	-8%
Reinsurance	**923**	1,176	-22%	**2,122**	1,793	18%
Total premiums and deposits	**$ 2,388**	$ 2,658	-10%	**$ 4,923**	$ 4,827	2%
Summary by Type						
Risk-based products	**$ 1,623**	$ 1,883	-14%	**$ 3,438**	$ 3,185	8%
Segregated funds deposits	**765**	775	-1%	**1,485**	1,642	-10%
Total premiums and deposits	**$ 2,388**	$ 2,658	-10%	**$ 4,923**	$ 4,827	2%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Insurance & Annuities	**$ 1,001**	$ 1,095	-9%	**$ 1,963**	$ 2,133	-8%
Reinsurance	**852**	1,111	-23%	**1,988**	1,676	19%
Total sales	**$ 1,853**	$ 2,206	-16%	**$ 3,951**	$ 3,809	4%

NET INVESTMENT INCOME

Net investment income

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Investment income earned	**$ 213**	$ 254	-16%	**$ 428**	$ 481	-11%
Amortization of gains and losses	**42**	23	83%	**71**	47	51%
Provision for credit losses	**-**	-		**-**	-	
Gross investment income	**255**	277	-8%	**499**	528	-5%
Less: investment expenses	**3**	4	-25%	**7**	7	-
Net investment income	**$ 252**	$ 273	-8%	**$ 492**	$ 521	-6%

Net investment income for the three months ended June 30, 2005 decreased $21 million from the same period last year primarily as a result of the commutation of certain reinsurance contracts in the past twelve months, partially offset by the growth in U.K. payout annuities.

For the six months ended June 30, 2005, net investment income decreased $29 million from the same period last year for the same reasons as the three month period above.

FEE INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee for service basis. The most significant of these products are segregated funds, for which the Company earns investment management and other fees.

Fee income

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Segregated funds and other fees	**$ 131**	$ 104	26%	**$ 262**	$ 187	40%

In the United Kingdom, fee income was $54 million, Ireland and Germany was $76 million, and Reinsurance was $1 million for the three months ended June 30, 2005. The solid performance reflects the strong growth of segregated fund business in Ireland and Germany.

For the six months ended June 30, 2005, fee income in the United Kingdom was $108 million, Ireland and Germany was $152 million, and Reinsurance was $2 million. Ireland and Germany have benefited from improved equity market performance. The average ISEQ index level (Ireland) is up 20% and the average DAX index level (Germany) is up 9% for the six month period ending June 30, 2005 over the same period in 2004.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $3.6 billion was paid or credited to policyholders in the six months ended June 30, 2005, compared to $3.4 billion a year ago. The results primarily reflect strong business growth in the Europe segment and commutations of certain reinsurance contracts in LRG.

INCOME TAX

Income taxes for the three month and six month periods ended June 30, 2005 were $25 million and $48 million, respectively, compared to $24 million and $38 million for 2004. Income taxes in 2005 were higher due to increased pre-tax income in 2005.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Total expenses	**$ 87**	$ 92		**$ 172**	$ 178	
Less: investment expenses	**3**	4		**7**	7	
Operating expenses	**84**	88	-5%	**165**	171	-4%
Commissions	**102**	62	65%	**135**	126	7%
Premium taxes	**5**	7	-29%	**9**	5	80%
Total	**$ 191**	$ 157	22%	**$ 309**	$ 302	2%

For the three months ended June 30, 2005, operating expenses decreased $4 million when compared to the same period in 2004, primarily reflecting synergies achieved in Europe. The increase in commissions includes $7 million of net commission payments paid to the Canada segment primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Canada segment is reduced by a corresponding amount.

For the six months ended June 30, 2005, operating expenses decreased $6 million when compared to the same period in 2004, primarily reflecting synergies achieved in Europe. The increase in commissions includes $50 million of net commission payments received from the Canada segment primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Canada segment is increased by a corresponding amount.

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

NET INCOME

In quarter

Net income attributable to common shareholders increased $21 million, or 36% to $80 million compared to the second quarter of 2004. Earnings growth primarily reflects strong sales of payout annuities in the U.K., higher sales offset by weaker mortality experience in Ireland, and growth in the block of business due to a business surge in 2004 in Germany.

Six months

Net income attributable to common shareholders increased $43 million, or 37% to $158 million compared to the six months ended June 30, 2004 driven by growth in the U.K., Ireland and Germany. In the United Kingdom, strong sales in payout annuities and better experience in group insurance led to favourable results. In Ireland, earnings growth was primarily due to higher sales and stronger investment gains resulting in lower reserve positions in connection with investment fund guarantees, partially offset by weaker mortality experience. In Germany, higher net income was primarily driven by growth in the block of business resulting from the surge in business in 2004, partially offset by asset write-downs.

Improved operational efficiencies and equity market performance, partially offset by the impact of the stronger Canadian dollar against the British pound and euro also contributed to this strong performance.

PREMIUMS AND DEPOSITS AND SALES

In quarter
Premiums and deposits decreased $17 million, or 1%. The decrease reflects lower segregated fund premiums on savings and investment products in the Isle of Man, partially offset by an increase in premiums and deposits on payout annuities in the United Kingdom and pension products in Ireland and Germany.

Sales decreased by $94 million, or 9% compared to the second quarter of 2004. Strong sales growth in payout annuity products in the United Kingdom and pension products in Ireland were offset by weaker sales in Germany and a decrease in sales of savings and investment products in the Isle of Man. The decrease in Germany reflects a weakening in market demand following the surge in business in 2004 caused by changes to the taxation of pension products. The year over year decrease in the Isle of Man sales performance reflects higher institutional sales in 2004. Sales of this product tend to be larger and less uniform, resulting in volatility in sales trends.

Six months
Premiums and deposits decreased $233 million, or 8% for the six months ended June 30, 2005. The decrease reflects lower segregated fund premiums on savings and investment products in the Isle of Man, partially offset by an increase in premiums and deposits on payout annuities in the United Kingdom and pension products in Germany.

Sales decreased by $170 million, or 8% compared to the six months ended June 30, 2004. Strong sales growth in payout annuity products in the United Kingdom and pension products in both Ireland and Germany were offset by a decrease in sales of savings and investment products in the Isle of Man. The decrease in sales of savings and investment products resulted from a distribution reorganization which was completed in the first quarter of 2005, as well as a surge in 2004 sales of estate preservation products due to proposed changes in the tax regulation in 2004. As well, the year over year decrease also reflects higher institutional sales in 2004. Sales of this product tend to be larger and less uniform, resulting in volatility in sales trends.

The year over year change in premiums and deposits and sales was negatively affected by the strengthening of the Canadian dollar against the British pound, euro and US dollar. The average translation rate for the British pound was $2.31 ($2.44 in 2004) and the euro was $1.59 ($1.64 in 2004).

REINSURANCE

NET INCOME

In quarter
Net income for the Reinsurance business unit was $21 million, an increase of $4 million, or 24% over the second quarter of 2004. The increase was primarily due to improved claims experience on certain property and casualty reinsurance contracts in LRG in 2005. The favourable results in LRG were partially offset by poor mortality experience in the life reinsurance business of Canada Life.

London Life and General Reinsurance Company Limited, a subsidiary of LRG, entered into a reinsurance agreement to provide guarantee risk protection to Canada Life Assurance (Ireland) Ltd., a subsidiary of Canada Life. The transaction resulted in a decrease in actuarial liabilities of $41 million.

In addition, LRG increased its provision for adverse development by $41 million in the quarter.

Six months
Net income for the Reinsurance business unit was $44 million, an increase of $6 million, or 16% over the six months ended June 30, 2004. The increase was primarily due to improved claims experience on certain property and casualty reinsurance contracts in 2005.

The year over year strengthening of the Canadian dollar against the US dollar had an adverse effect on results. The average translation rate for the US dollar was $1.24 vs. $1.34 in 2004.

PREMIUMS AND DEPOSITS AND SALES

In quarter
Premiums and deposits for the Reinsurance business unit were $923 million, a decrease of $253 million or 22% from the second quarter of 2004. This primarily reflects the commutation of certain reinsurance contracts.

Sales were $852 million, a decrease of $259 million or 23% from the same period in 2004.

Six months
Premiums and deposits for the Reinsurance business unit were $2,122 million, an increase of $329 million or 18% over the six months ended June 30, 2004. This primarily reflects the commutations and renegotiations of certain reinsurance contracts by LRG.

Sales were $1,988 million, an increase of $312 million or 19% over the same period in 2004.

The year over year strengthening of the Canadian dollar against the US dollar had an adverse effect on results.

UNITED STATES

The United States operating results for Lifeco include the net operating income of GWL&A, and the consolidated United States operations of Great-West, together with an allocation of a portion of Lifeco's corporate results.

2005 HIGHLIGHTS

- Net income in US dollars increased 11% over the first six months of 2004.
- Effective January 1, 2005, the Company consolidated its entire block of pharmacy business to one Pharmacy Benefit Manager (PBM). This change has enhanced pharmacy management and resulted in a reduction in the Company's drug cost trend.
- Healthcare morbidity and administrative fees remained strong, however, sales premium decreased 35% and 53% for the three and six months ended June 30, 2005, respectively, due primarily to a decline in number of cases sold combined with lower average membership per case.
- Financial Services has begun the process of integrating EMJAY Retirement Plan Services into core operations.
- Financial Services sales have increased 11% and 6% for the three and six months ended June 30, 2005, respectively, due primarily to increased business-owned life insurance (BOLI) sales and higher single premium contributions.

Selected consolidated financial information - United States

For the three months ended June 30	**2005**	2004	% Change
Premiums:			
Life insurance, guaranteed annuities and			
insured health products	**$ 572**	$ 460	24%
Self-funded premium equivalents (ASO contracts)	**1,443**	1,578	-9%
Segregated funds deposits:			
Individual products	**47**	53	-11%
Group products	**645**	567	14%
Total premiums and deposits	**2,707**	2,658	2%
Fee and other income	**296**	314	-6%
Paid or credited to policyholders	**732**	641	14%
Net income - common shareholders	**150**	154	-3%
For the six months ended June 30			
Premiums:			
Life insurance, guaranteed annuities and			
insured health products	**$ 1,776** (1)	$ 691	157%
Self-funded premium equivalents (ASO contracts)	**2,859**	3,116	-8%
Segregated funds deposits:			
Individual products	**102**	115	-11%
Group products	**1,173**	1,213	-3%
Total premiums and deposits	**5,910**	5,135	15%
Fee and other income	**590**	592	0%
Paid or credited to policyholders	**2,088**	999	109%
Net income - common shareholders	**294**	313	-6%
At June 30			
Total assets	**$ 29,045**	$ 30,695	-5%
Segregated funds assets	**17,329** (1)	17,547	-1%
Total assets under administration	**$ 46,374**	$ 48,242	-4%

(1) The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the Company. As of June 30, 2005, such investments had been made in the guaranteed interest annuity contracts in the amount of $414 million. As the general account investment contracts are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $383 million to avoid overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated operations

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Income:				
Premium income	**$ 572**	$ 460	**$ 1,776**	$ 691
Net investment income	**385**	432	**756**	867
Fee and other income	**296**	314	**590**	592
Total income	**1,253**	1,206	**3,122**	2,150
Benefits and expenses:				
Paid or credited to policyholders	**732**	641	**2,088**	999
Other	**308**	331	**612**	670
Net operating income before income taxes	**213**	234	**422**	481
Income taxes	**61**	78	**125**	161
Net income before non-controlling interests	**152**	156	**297**	320
Non-controlling interests	**2**	2	**3**	7
Net income - shareholders	**150**	154	**294**	313
Perpetual preferred share dividends	**-**	-	**-**	-
Net income - common shareholders	**$ 150**	$ 154	**$ 294**	$ 313

Net income - common shareholders

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Healthcare	**$ 56**	$ 60	-7%	**$ 115**	$ 130	-12%
Financial Services	**89**	93	-4%	**172**	182	-5%
Corporate	**5**	1	-	**7**	1	-
	$ 150	$ 154	-3%	**$ 294**	$ 313	-6%
In millions US $	**$ 109**	$ 97	12%	**$ 219**	$ 198	11%

OVERVIEW

In quarter

Net income

Consolidated net income of the United States segment for the three months ended June 30, 2005 was $150 million, compared to $154 million for the same period in 2004. The decrease was primarily related to the change in the net effective currency rate as net income increased 12% in US dollars.

Healthcare net income increased 8% in US dollars due to increased fee revenue and improved morbidity. Financial Services net income increased 13% in US dollars due to improved investment margins and improved mortality.

In addition to the contribution to earnings from Healthcare and Financial Services, Corporate contributed $5 million relating to income tax benefits in 2005.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Healthcare	**$ 1,629**	$ 1,687	-3%	**$ 3,275**	$ 3,057	7%
Financial Services	**1,078**	971	11%	**2,635**	2,078	27%
Total premiums and deposits	**$ 2,707**	$ 2,658	2%	**$ 5,910**	$ 5,135	15%
Summary by Type						
Risk-based products	**$ 572**	$ 460	24%	**$ 1,776**	$ 691	157%
ASO contracts	**1,443**	1,578	-9%	**2,859**	3,116	-8%
Segregated funds deposits	**692**	620	12%	**1,275**	1,328	-4%
Total premiums and deposits	**$ 2,707**	$ 2,658	2%	**$ 5,910**	$ 5,135	15%
Total premiums and deposits US $	**$ 2,162**	$ 1,956	11%	**$ 4,766**	$ 3,833	24%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Healthcare	**$ 136**	$ 208	-35%	**$ 471**	$ 1,011	-53%
Financial Services	**377**	341	11%	**836**	785	6%
Total sales	**$ 513**	$ 549	-7%	**$ 1,307**	$ 1,796	-27%
Total sales US $	**$ 408**	$ 395	3%	**$ 1,053**	$ 1,340	-21%

Premiums and deposits
Consolidated premiums and deposits of the United States segment for the three months ended June 30, 2005 increased $49 million or 2% over the same period in 2004 and totalled $2,707 million. The increase is attributable to higher Public/Non-Profit (P/NP) and 401(k) revenue in the Financial Services business unit.

Sales
Consolidated sales of the United States segment for the three months ended June 30, 2005 were $513 million compared to $549 million in 2004. The $36 million overall decrease reflects a decline in Healthcare sales partially offset by an increase in Financial Services sales.

The drivers behind the changes in premiums and deposits and sales are discussed in more detail in the analysis of business unit results.

Six months

Net income
Consolidated net income of the United States segment for the six months ended June 30, 2005 was $294 million, compared to $313 million for the same period in 2004. However, the decrease was primarily related to the change in the net effective currency rate as net income increased 11% in US dollars.

Healthcare net income increased 5% in US dollars due to increased pharmacy benefit management revenue and improved aggregate morbidity. Financial Services net income increased 12% in US dollars due to improved investment margins and improved mortality.

In addition to the contribution to earnings from Healthcare and Financial Services, Corporate contributed $7 million relating to income tax benefits in 2005.

Premiums and deposits

Consolidated premiums and deposits of the United States segment for the six months ended June 30, 2005 increased $775 million or 15% over the same period in 2004 and totalled $5,910 million. The increase is attributable to higher Public/Non-Profit (P/NP) and 401(k) revenue in the Financial Services business unit and a $555 million reduction in premiums ceded in 2005 compared to 2004 in the Healthcare business unit.

Sales

Consolidated sales of the United States segment for the six months ended June 30, 2005 were $1,307 million compared to $1,796 million in 2004. The $489 million overall decrease is primarily related to Healthcare reflecting a decline in the number of cases sold combined with lower average membership per case.

The drivers behind the changes in premiums and deposits and sales are discussed in more detail in the analysis of business unit results.

NET INVESTMENT INCOME

Net investment income

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Investment income earned	**$ 365**	$ 409	-11%	**$ 715**	$ 821	-13%
Amortization of gains and losses	**18**	23	-22%	**35**	47	-26%
Provision for credit losses	**7**	5	40%	**16**	8	100%
Gross investment income	**390**	437	-11%	**766**	876	-13%
Less: investment expenses	**5**	5	-	**10**	9	11%
Net investment income	**$ 385**	$ 432	-11%	**$ 756**	$ 867	-13%

Net investment income for the three months ended June 30, 2005 decreased by $47 million or 11% compared to the previous year. The decrease was primarily due to the strengthening of the Canadian dollar. The investment portfolio also experienced a small decrease in the overall yield due to the change in prevailing interest rates.

For the six months ended June 30, 2005, net investment income decreased by $111 million or 13% compared to the previous year primarily due to the reasons discussed above.

FEE INCOME

Fee income is derived from the management of segregated funds assets, the administration of group health ASO business, and third-party administration fees.

Fee income

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Segregated funds	**$ 55**	$ 59	-7%	**$ 110**	$ 115	-4%
ASO contracts	**203**	221	-8%	**406**	412	-1%
Other	**38**	34	12%	**74**	65	14%
	$ 296	$ 314	-6%	**$ 590**	$ 592	-

Fee income for the three months ended June 30, 2005 decreased 6% compared to 2004 as overall fee growth in all categories was offset by the impact of the strengthening Canadian dollar.

For the six months ended June 30, 2005, fee income remained relatively flat compared to the same period in 2004. The segregated funds fee income decreased due to the change in currency translation rates when compared to the same period in the prior year. In US dollars, the ASO administrative fees were up 7% due to an increase in pharmacy benefit management revenue and the other category increased 24% related to Financial Services administrative fees.

PAID OR CREDITED TO POLICYHOLDERS

Amounts paid or credited to policyholders include changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the three months ended June 30, 2005, amounts paid or credited to policyholders were $732 million. This result was after a $78 million ($151 million in 2004) reduction relating to the reinsurance of group health business to a third party. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders increased by 2% from $792 million at June 30, 2004 to $810 million primarily from an increase in maturities and surrenders in Financial Services.

For the six months ended June 30, 2005, amounts paid or credited to policyholders were $2,088 million. This result was after a $155 million ($710 million in 2004) reduction relating to the reinsurance of group health business to a third party. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders increased by 31% from $1,709 million at June 30, 2004 to $2,243 million primarily from an increase in policy reserves in Retirement Services related to increased guaranteed premium.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Total expenses	**$ 237**	$ 255	-7%	**$ 475**	$ 509	-7%
Less: investment expenses	**5**	5	-	**10**	9	11%
Operating expenses	**232**	250	-7%	**465**	500	-7%
Commissions	**59**	66	-11%	**114**	139	-18%
Financing charges	**3**	5	-40%	**7**	9	-22%
Premium taxes	**14**	10	40%	**26**	22	18%
Total	**$ 308**	$ 331	-7%	**$ 612**	$ 670	-9%

For the three months ended June 30, 2005, operating expenses, commission payments, financing charges and premium tax payments decreased 7% to $308 million, primarily due to a combination of the strengthening of the Canadian dollar offset by an increase in premium taxes related to state Healthcare assessments.

For the six months ended June 30, 2005, operating expenses, commission payments, financing charges and premium tax payments decreased 9% to $612 million, primarily due to a combination of the strengthening of the Canadian dollar and lower commissions in Healthcare as a result of a decrease in sales.

BUSINESS UNITS – UNITED STATES

HEALTHCARE

NET INCOME

In quarter

In quarter earnings in the Healthcare business unit totalled $56 million, which is a 7% decrease compared to the same period in 2004. The decrease was primarily due to the impact of the stronger Canadian dollar. This decrease was partially offset by improved aggregate morbidity results and increased pharmacy benefit management revenue.

Six months

Earnings in the Healthcare business unit for the six months ended June 30, 2005 totalled $115 million, which is a 12% decrease compared to the same period in 2004. The decrease was primarily due to the impact of the stronger Canadian dollar. This decrease was partially offset by an improvement in aggregate morbidity results and increased pharmacy benefit management revenue.

PREMIUMS AND DEPOSITS AND SALES

Healthcare - divisional summary

Premiums and deposits		For the three months ended June 30			For the six months ended June 30		
Business/Product		**2005**	2004	% Change	**2005**	2004	% Change
Group life and health	- guaranteed	**$ 186**	$ 109	71%	**$ 416**	$ (59)	-
	- ASO	**1,443**	1,578	-9%	**2,859**	3,116	-8%
Net premiums		**$ 1,629**	$ 1,687	-3%	**$ 3,275**	$ 3,057	7%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Group life and health	**$ 136**	$ 208	-35%	**$ 471**	$ 1,011	-53%

Healthcare - members *(in thousands)*

	Change for the three months ended June 30		Total at June 30		
	2005	2004	**2005**	2004	% Change
Select and mid-market	**(17)**	31	**1,266**	1,326	-5%
National and specialty risk	**(5)**	3	**626**	588	6%
Total	**(22)**	34	**1,892**	1,914	-1%

In quarter

Healthcare premiums and deposits for the second quarter of 2005 decreased 3% to $1,629 million net of $78 million of premiums ceded in 2005 and $151 million in 2004 to third party reinsurers. In 2004, this includes the reduction in premiums and deposits by $6 million as a result of ceding 100% of CLFC's U.S. branch group life and health business to Jefferson-Pilot Corporation. The Company reduced the amount of medical stop-loss business it ceded to a third party to $78 million in 2005 from $145 million in 2004.

Excluding the impact of reinsurance activity and currency, premium revenue increased 1% compared to the same period last year primarily due to improved renewal pricing. Membership at June 30, 2005 of 1.892 million members decreased 1% from 1.914 million members at March 31, 2005, and is down 129,000 members from December 31, 2004 due to January terminations combined with lower than expected sales.

Healthcare sales premium decreased 35% to $136 million for the three months ended June 30, 2005 from the same period last year. The decrease was due primarily to lower than expected sales predominately in the select market.

Six months
Healthcare premiums and deposits for the six months ended June 30, 2005 increased 7% to $3,275 million, net of $155 million of premiums ceded in 2005 and $710 million in 2004 to third party reinsurers. In 2004, this included the reduction in premiums and deposits by $429 million as a result of ceding 100% of CLFC's U.S. branch group life and health business to Jefferson-Pilot Corporation. The Company reduced the amount of medical stop-loss business it ceded to a third party to $155 million in 2005 from $281 million in 2004.

Excluding the impact of reinsurance activity and currency, premium revenue is consistent compared to the same period last year. Membership at June 30, 2005 of 1.892 million members decreased 1% from 1.914 million members at June 30, 2004, and is down 129,000 members from December 31, 2004 due to January terminations combined with lower than expected sales in all U.S. markets.

For the six months ended June 30, 2005, Healthcare sales premium decreased 53% to $471 million from the same period last year. The decrease was due primarily to a decline in number of cases sold combined with lower average membership per case in all U.S. markets.

FINANCIAL SERVICES

NET INCOME

In quarter
Earnings for the second quarter of 2005 were $89 million, a decrease of $4 million or 4% compared to the same period in 2004. The decrease is primarily attributable to the currency translation rates. In US dollars, earnings for the second quarter of 2005 increased 13% due to improvements in the Individual Markets area where both mortality and investment margins have improved.

Six months
Earnings for the six months ended June 30, 2005 were $172 million, a decrease of $10 million or 5% compared to the same period in 2004. The decrease is primarily attributable to the currency translation rates. In US dollars, earnings for this period increased 12% due to improvements in the Individual Markets area where both mortality and investment margins have improved.

PREMIUMS AND DEPOSITS AND SALES

Financial Services - divisional summary

Premiums and deposits	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Individual Markets	**$ 214**	$ 223	-4%	**$ 429**	$ 492	-13%
Retirement Services	**864**	748	16%	**2,206**	1,586	39%
Net premiums	**$ 1,078**	$ 971	11%	**$ 2,635**	$ 2,078	27%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Individual Markets	**$ 56**	$ 57	-2%	**$ 103**	$ 112	-8%
Retirement Services	**321**	284	13%	**733**	673	9%
Total sales	**$ 377**	$ 341	11%	**$ 836**	$ 785	6%

Financial Services - participant accounts *(in thousands)*

	Change for the three months ended June 30		Total at June 30		
	2005	2004	**2005**	2004	% Change
Individual Markets	**(2)**	5	**460**	463	-1%
Public/Non-Profit	**21**	13	**1,474**	1,396	6%
FASCorp	**27**	17	**707**	502	41%
401(k)	**(20)**	(17)	**491**	479	3%
Retirement Services	**28**	13	**2,672**	2,377	12%
Total	**26**	18	**3,132**	2,840	10%

In quarter

For the second quarter 2005, premiums and deposits increased $107 million or 11% to $1,078 million, which is primarily attributable to Retirement Services.

Sales in the second quarter of 2005 increased in the Retirement Services area due to several large single premiums received in 2005.

The Company added more participants accounts in the second quarter 2005 compared to the second quarter of 2004 due primarily to the increase of recordkeeping participants in FASCorp. The FASCorp line of business is experiencing positive growth from a number of its institutional relationships.

Six months

Premiums and deposits for the six months ended June 30, 2005, increased $557 million or 27% to $2,635 million, which is primarily attributable to Retirement Services.

As discussed in the note 11 to the financial statements, the Company's segregated funds offer mutual funds or other investment options that purchase guaranteed interest annuity contracts. These guaranteed interest annuity contracts totalled $414 million for the six months ended June 30, 2005 and are included above as premium. As the general account investment contracts are also included in the segregated funds account balances, the Company

has reduced the segregated fund account balances by $383 million to avoid overstatement of customer account values under management.

Sales for the six months ended June 30, 2005 increased due to increased single premiums in the Retirement Services in 2005.

At June 30, 2005, participant accounts increased 10% compared to June 30, 2004 due primarily to the increase of recordkeeping participants in FASCorp and the acquisition of EMJAY RPS.

Financial Services - Retirement Services customer account values

	Change for the three months ended June 30		Total at June 30		
	2005	2004	**2005**	2004	**% Change**
General account - fixed options					
Public/Non-profit	**$ 17**	$ 5	**$ 3,795**	$ 3,696	3%
401(k)	**17**	138	**1,078**	826	31%
	$ 34	$ 143	**$ 4,873**	$ 4,522	8%
Segregated funds - variable options					
Public/Non-profit	**$ 86**	$ (7)	**$ 5,478**	$ 5,168	6%
401(k)	**110**	(160)	**6,207**	5,997	4%
	$ 196	$ (167)	**$ 11,685**	$ 11,165	5%
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**$ 1,254**	$ 561	**$ 31,324**	$ 27,397	14%
401(k)	**151**	(35)	**5,157**	3,070	68%
Institutional (FASCorp)	**452**	388	**16,242**	9,968	63%
	$ 1,857	$ 914	**$ 52,723**	$ 40,435	30%

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

FINANCIAL INFORMATION

Consolidated operations

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Income:				
Premium income	**$ -**	$ -	**$ -**	$ -
Net investment income	**(3)**	-	**(6)**	-
Fee and other income	**-**	-	**-**	-
Total income	**(3)**	-	**(6)**	-
Benefits and expenses:				
Paid or credited to policyholders	**-**	-	**-**	-
Other	**1**	2	**2**	2
Restructuring costs	**11**	9	**18**	18
Amortization of finite life intangible assets	**-**	-	**-**	-
Net operating income before income taxes	**(15)**	(11)	**(26)**	(20)
Income taxes	**2**	(1)	**3**	(3)
Net income before non-controlling interests	**(17)**	(10)	**(29)**	(17)
Non-controlling interests	**-**	-	**-**	-
Net income	**(17)**	(10)	**(29)**	(17)
Perpetual preferred share dividends	**-**	-	**-**	-
Net income - common shareholders	**$ (17)**	$ (10)	**$ (29)**	$ (17)

Corporate net earnings for Lifeco attributable to common shareholders for the six months ended June 30, 2005 were a charge of $29 million compared to a charge of $17 million in 2004, comprised of the following after-tax charges: restructuring costs incurred in 2005 related to the CLFC acquisition of $13 million ($13 million in 2004), $10 million of U.S. withholding tax ($3 million in 2004) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $6 million of operating expense ($1 million in 2004) incurred at the Lifeco level. For the three month period ended June 30, 2005, restructuring costs were $9 million, withholding tax of $4 million, and operating expense of $4 million, compared to $6 million of restructuring costs, $3 million of withholding tax, and $1 million of operating expense for the three month period of 2004.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Income				
Premium income	**$ 3,788**	$ 3,940	**$ 8,316**	$ 7,351
Net investment income	**1,327**	1,357	**2,619**	2,715
Fee and other income	**616**	587	**1,230**	1,119
	5,731	5,884	**12,165**	11,185
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,081**	4,333	**8,897**	8,102
Commissions	**331**	314	**660**	605
Operating expenses	**553**	572	**1,117**	1,156
Premium taxes	**64**	63	**125**	115
Financing charges (note 3)	**49**	50	**97**	102
Amortization of finite life intangible assets	**4**	4	**9**	7
Restructuring costs (note 2)	**11**	9	**18**	18
Net income before income taxes	**638**	539	**1,242**	1,080
Income taxes - current	**170**	40	**199**	204
- future	**(18)**	90	**102**	63
Net income before non-controlling interests	**486**	409	**941**	813
Non-controlling interests (note 6)	**33**	5	**62**	30
Net income - shareholders	**453**	404	**879**	783
Perpetual preferred share dividends	**7**	3	**14**	6
Net income - common shareholders	**$ 446**	$ 401	**$ 865**	$ 777
Earnings per common share (note 10)				
Basic	**$ 0.500**	$ 0.448	**$ 0.971**	$ 0.869
Diluted	**$ 0.496**	$ 0.444	**$ 0.962**	$ 0.861

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	June 30, 2005	December 31, 2004	June 30, 2004
Assets			
Bonds	**$ 56,446**	$ 54,960	$ 56,560
Mortgage loans	**14,659**	14,554	15,058
Stocks	**3,635**	3,405	3,395
Real estate	**1,785**	1,646	1,629
Loans to policyholders	**6,778**	6,499	6,918
Cash and certificates of deposit	**2,826**	2,472	2,336
Funds held by ceding insurers	**2,106**	2,337	3,872
Goodwill	**5,329**	5,328	5,332
Intangible assets	**1,483**	1,508	1,530
Other assets	**3,207**	3,142	3,519
Total assets	**$ 98,254**	$ 95,851	$ 100,149
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 67,183**	$ 65,822	$ 69,866
Provision for claims	**1,209**	997	1,060
Provision for policyholder dividends	**591**	589	541
Provision for experience rating refunds	**468**	611	639
Policyholder funds	**2,048**	2,076	2,180
	71,499	70,095	74,286
Debentures and other borrowings (note 4)	**2,073**	2,088	2,385
Funds held under reinsurance contracts	**4,331**	4,374	4,630
Other liabilities	**4,190**	4,356	4,213
Repurchase agreements	**1,095**	676	626
Deferred net realized gains	**2,453**	2,164	2,300
	85,641	83,753	88,440
Preferred shares (note 7)	**797**	797	927
Capital trust securities and debentures (note 5)	**650**	651	543
Non-controlling interests (note 6)			
Participating surplus in subsidiaries	**1,714**	1,654	1,584
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**158**	159	160
Share capital and surplus			
Share capital (note 7)			
Perpetual preferred shares	**499**	499	199
Common shares	**4,658**	4,651	4,654
Surplus	**4,402**	3,904	3,437
Currency translation account	**(474)**	(426)	(4)
	9,085	8,628	8,286
Liabilities, share capital and surplus	**$ 98,254**	$ 95,851	$ 100,149

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the six months ended June 30	
	2005	2004
Balance, beginning of year	**$ 3,904**	$ 2,993
Net income	**879**	783
Change in accounting policy - stock option expense	**-**	(4)
Contributed surplus - Stock option expense		
Change in accounting policy	**-**	5
Current year expense (note 8)	**3**	3
Repatriation of Canada Life seed capital from participating policyholder account	**-**	21
Common share cancellation excess	**(22)**	(70)
Dividends to shareholders		
Perpetual preferred shareholders	**(14)**	(6)
Common shareholders	**(348)**	(288)
Balance, end of period	**$ 4,402**	$ 3,437

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Operations				
Net income	**$ 453**	$ 404	**$ 879**	$ 783
Adjustments for non-cash items:				
Change in policy liabilities	**579**	1,003	**1,458**	1,680
Change in funds held by ceding insurers	**102**	42	**230**	270
Change in funds held under reinsurance contracts	**(70)**	(160)	**(68)**	(334)
Change in current income taxes payable	**82**	(147)	**(71)**	(218)
Future income tax expense	**(18)**	90	**102**	63
Other	**364**	(400)	**2**	(442)
Cash flows from operations	**1,492**	832	**2,532**	1,802
Financing Activities				
Issue of common shares	**2**	3	**12**	15
Purchased and cancelled common shares	**(14)**	(55)	**(27)**	(88)
Repayment of debentures and other borrowings	**(21)**	6	**(22)**	(2)
Partial repayment of five-year term facility	**-**	(200)	**-**	(200)
Dividends paid	**(181)**	(147)	**(362)**	(294)
	(214)	(393)	**(399)**	(569)
Investment Activities				
Bond sales and maturities	**11,326**	9,988	**20,549**	20,203
Mortgage loan repayments	**725**	646	**1,567**	1,101
Stock sales	**360**	232	**600**	650
Real estate sales	**32**	21	**68**	55
Change in loans to policyholders	**(135)**	(181)	**(172)**	(192)
Change in repurchase agreements	**278**	(124)	**390**	103
Reinsurance transactions	**-**	(8)	**-**	(436)
Investment in bonds	**(12,535)**	(10,257)	**(22,063)**	(21,170)
Investment in mortgage loans	**(771)**	(349)	**(1,741)**	(815)
Investment in stocks	**(363)**	(290)	**(752)**	(790)
Investment in real estate	**(173)**	(46)	**(225)**	(67)
	(1,256)	(368)	**(1,779)**	(1,358)
Increase (decrease) in cash and certificates of deposit	**22**	71	**354**	(125)
Cash and certificates of deposit, beginning of period	**2,804**	2,265	**2,472**	2,461
Cash and certificates of deposit, end of period	**$ 2,826**	$ 2,336	**$ 2,826**	$ 2,336

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2005 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2004.

(b) New Accounting Requirements for 2005

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline on Consolidation of Variable Interest Entities. As a result, the Company will no longer consolidate Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but will recognize the related debentures, refer to note 5. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

Financial Instruments – Disclosure and Presentation

Effective January 1, 2005, the CICA Handbook Section on Financial Instruments – Disclosure and Presentation was amended to require liability classification, for certain financial instruments. This change in accounting policy has been applied retroactively, refer to notes 5 and 7. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

(c) Certain of 2004 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Restructuring Costs

Restructuring costs related to the acquisition of Canada Life Financial Corporation (CLFC) incurred for the six months ended June 30, 2005 were $68 ($110 for the six months ended June 30, 2004). Of this amount $18 before tax ($13 after tax) ($18 before tax ($13 after tax) in 2004) was charged to income and $50 ($92 in 2004) was charged against the amount accrued as part of the purchase equation of CLFC. Of the $448 total estimated restructuring costs, $413 of these costs have been utilized with the remaining $35 expected to be utilized in 2005. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs. These activities are expected to be substantially completed by the end of 2005.

3. Financing Charges

Financing charges include interest on long-term debentures and other borrowings, previously classified as part of net investment income, together with distributions and interest on capital trust securities and debentures and preferred shares now classified as liabilities as described in notes 5 and 7 to the financial statements.

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Interest on long-term debentures and other borrowings	**$ 30**	$ 32	**$ 59**	$ 66
Preferred share dividends	**9**	11	**19**	22
Distributions and interest on capital trust securities and debentures	**12**	12	**24**	24
Distributions on capital trust securities held by consolidated group as temporary investments	**(2)**	(5)	**(5)**	(10)
Total	**$ 49**	$ 50	**$ 97**	$ 102

4. Debentures and Other Borrowings

Debentures and other borrowings consist of the following:

	June 30, 2005	December 31, 2004	June 30, 2004
Short Term			
Commercial paper and other short term borrowings with interest rates from 3.0% to 3.6% (2.2% to 2.5% in 2004)	$ 97	$ 114	$ 130
Revolving credit in respect of reinsurance business with interest rates from 3.3% to 4.1% maturing within one year (2.2% to 3.2% in 2004)	18	20	25
Total Short Term	115	134	155
Long Term			
Operating:			
Notes payable with interest rate of 8.0%	10	10	11
Capital:			
Lifeco			
Five year term facility at rates of: $119 at Canadian 90-day Bankers' Acceptance; $31 at 90-day LIBOR rate	150	149	398
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,150	1,149	1,398
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	250	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	32	35	37
	582	585	587
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured	216	210	-
GWL&A			
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	-	-	234
Total Long Term	1,958	1,954	2,230
Total Debentures and Other Borrowings	$ 2,073	$ 2,088	$ 2,385

5. Capital Trust Securities and Debentures

	June 30, 2005	December 31, 2004	June 30, 2004
Capital trust securities:			
Trust securities issued by GWLCT	$ -	$ 350	$ 350
Trust securities issued by CLCT	-	450	450
	-	800	800
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	350	-	-
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	-	-
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	-	-
	800	-	-
Acquisition related fair market value adjustment	36	37	39
Trust securities held by consolidated group as temporary investments	(186)	(186)	(296)
Total	$ 650	$ 651	$ 543

GWLCT, a trust established by The Great-West Life Assurance Company (Great-West), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350, and CLCT, a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450. Effective January 1, 2005 the Company is not consolidating GWLCT and CLCT. The impact of this is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to financing charges on the Summary of Consolidated Operations (see note 3).

6. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Assurance Company (GWL&A) at June 30, 2005 and June 30, 2004.

(a) The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 30**	$ 25	**$ 60**	$ 49
London Life	**155**	136	**304**	278
Canada Life	**47**	39	**90**	85
GWL&A	**30**	43	**80**	101
Policyholder dividends				
Great-West	**(24)**	(22)	**(48)**	(44)
London Life	**(135)**	(128)	**(267)**	(258)
Canada Life	**(46)**	(49)	**(89)**	(95)
GWL&A	**(28)**	(43)	**(77)**	(95)
Net income	**29**	1	**53**	21
Preferred shareholder dividends of subsidiaries	**4**	4	**9**	9
Total	**$ 33**	$ 5	**$ 62**	$ 30

(b) The carrying value of non-controlling interests consist of the following:

	June 30, 2005	December 31, 2004	June 30, 2004
Participating surplus			
Great-West	**$ 372**	$ 360	$ 349
London Life	**1,118**	1,081	1,007
Canada Life	**18**	17	12
GWL&A	**206**	196	216
	$ 1,714	$ 1,654	$ 1,584
Preferred shares issued by subsidiaries:			
Great-West Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**145**	145	145
Acquisition related fair market value adjustment	**13**	14	15
	$ 158	$ 159	$ 160

7. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares

Unlimited Common Shares

Issued and Outstanding

	June 30, 2005			December 31, 2004			June 30, 2004		
	Number	**Stated Value**		Number	Stated Value		Number	Stated Value	
Preferred Shares:									
Classified as liabilities (1)									
Series D, 4.70% Non-Cumulative,									
First Preferred Shares	**8,000,000**	**$**	**200**	8,000,000	$	200	8,000,000	$	200
Series E, 4.80% Non-Cumulative,									
First Preferred Shares	**23,868,115**		**597**	23,868,115		597	23,868,131		597
Series 1, 5.00% Non-Cumulative,									
First Preferred Shares	**-**		**-**	-		-	5,192,242		130
	31,868,115	**$**	**797**	31,868,115	$	797	37,060,373	$	927
Perpetual Preferred Shares:									
Classified as equity									
Series F, 5.90% Non-Cumulative									
First Preferred Shares	**7,957,001**	**$**	**199**	7,957,001	$	199	7,957,006	$	199
Series G, 5.20% Non-Cumulative									
First Preferred shares	**12,000,000**		**300**	12,000,000		300	-		-
	19,957,001	**$**	**499**	19,957,001	$	499	7,957,006	$	199
Common Shares:									
Balance, beginning of year	**890,592,348**	**$**	**4,651**	893,123,924	$	4,657	893,123,924	$	4,657
Purchased and cancelled under									
Normal Course Issuer Bid	**(989,100)**		**(5)**	(5,217,700)		(26)	(3,550,200)		(18)
Issued under Stock Option Plan	**1,375,830**		**12**	2,686,124		20	2,070,878		15
Balance, end of period	**890,979,078**	**$**	**4,658**	890,592,348	$	4,651	891,644,602	$	4,654

(1) The adoption of the amendments to the CICA Handbook section on Financial Instruments – Disclosure and Presentation (refer to note 1(b)) resulted in the reclassification of the Series D, 4.70% Non-Cumulative, First Preferred Shares and the Series E, 4.80% Non-Cumulative, First Preferred Shares to liabilities. Dividends on preferred shares classified as liabilities have been reclassified as financing charges (refer to note 3).

8. Stock Based Compensation

Under the Company's stock option plan 100,000 options were granted during the first quarter and no options were granted during the second quarter of 2005 (282,000 options were granted during the first quarter and 285,000 options were granted during the second quarter of 2004). The weighted-average fair value of options granted during the six months ended June 30, 2005 was $6.68 per option ($6.45 per option during the six months ended June 30, 2004). Compensation expense of $3

after tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2005 ($3 after tax for the six months ended June 30, 2004).

9. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Pension benefits	**$ 15**	$ 13	**$ 33**	$ 29
Other benefits	**12**	14	**22**	28
Total	**$ 27**	$ 27	**$ 55**	$ 57

10. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
a) Earnings				
Net income - common shareholders	**$ 446**	$ 401	**$ 865**	$ 777
b) Number of Common Shares at June 30				
Average number of common shares outstanding			**890,986,618**	893,035,904
Add:				
-Potential exercise of outstanding stock options			**7,892,591**	8,221,656
Average number of common shares outstanding - diluted basis			**898,879,209**	901,257,560
Earnings per Common Share				
Basic	**$ 0.500**	$ 0.448	**$ 0.971**	$ 0.869
Diluted	**$ 0.496**	$ 0.444	**$ 0.962**	$ 0.861

11. Related Party Transactions (changes since December 31, 2004 annual report)

GWL&A received $414 of funds that were invested by affiliated mutual funds and other investment options of the Company's segregated funds. The Company recorded this transaction as premium income in the general account. All transactions were at market terms and conditions.

12. Segmented Information

Consolidated Operations

For the three months ended June 30, 2005

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,593	$ 1,623	$ 572	$ -	$ 3,788
Net investment income	693	252	385	(3)	1,327
Fee and other income	189	131	296	-	616
Total income	2,475	2,006	1,253	(3)	5,731
Benefits and Expenses:					
Paid or credited to policyholders	1,666	1,683	732	-	4,081
Other	497	191	308	1	997
Restructuring costs	-	-	-	11	11
Amortization of intangible assets	3	1	-	-	4
Net operating income before income taxes	309	131	213	(15)	638
Income taxes	64	25	61	2	152
Net income before non-controlling interests	245	106	152	(17)	486
Non-controlling interests	26	5	2	-	33
Net income - shareholders	219	101	150	(17)	453
Perpetual preferred share dividends	7	-	-	-	7
Net income - common shareholders	$ 212	$ 101	$ 150	$ (17)	$ 446

For the three months ended June 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,597	$ 1,883	$ 460	$ -	$ 3,940
Net investment income	652	273	432	-	1,357
Fee and other income	169	104	314	-	587
Total income	2,418	2,260	1,206	-	5,884
Benefits and Expenses:					
Paid or credited to policyholders	1,687	2,005	641	-	4,333
Other	509	157	331	2	999
Restructuring costs	-	-	-	9	9
Amortization of intangible assets	3	1	-	-	4
Net operating income before income taxes	219	97	234	(11)	539
Income taxes	29	24	78	(1)	130
Net income before non-controlling interests	190	73	156	(10)	409
Non-controlling interests	6	(3)	2	-	5
Net income - shareholders	184	76	154	(10)	404
Perpetual preferred share dividends	3	-	-	-	3
Net income - common shareholders	$ 181	$ 76	$ 154	$ (10)	$ 401

For the six months ended June 30, 2005

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 3,102	$ 3,438	$ 1,776	$ -	$ 8,316
Net investment income	1,377	492	756	(6)	2,619
Fee and other income	378	262	590	-	1,230
Total income	4,857	4,192	3,122	(6)	12,165
Benefits and Expenses:					
Paid or credited to policyholders	3,185	3,624	2,088	-	8,897
Other	1,076	309	612	2	1,999
Restructuring costs	-	-	-	18	18
Amortization of intangible assets	7	2	-	-	9
Net operating income before income taxes	589	257	422	(26)	1,242
Income taxes	125	48	125	3	301
Net income before non-controlling interests	464	209	297	(29)	941
Non-controlling interests	52	7	3	-	62
Net income - shareholders	412	202	294	(29)	879
Perpetual preferred share dividends	14	-	-	-	14
Net income - common shareholders	$ 398	$ 202	$ 294	$ (29)	$ 865

For the six months ended June 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 3,475	$ 3,185	$ 691	$ -	$ 7,351
Net investment income	1,327	521	867	-	2,715
Fee and other income	340	187	592	-	1,119
Total income	5,142	3,893	2,150	-	11,185
Benefits and Expenses:					
Paid or credited to policyholders	3,703	3,400	999	-	8,102
Other	1,004	302	670	2	1,978
Restructuring costs	-	-	-	18	18
Amortization of intangible assets	6	1	-	-	7
Net operating income before income taxes	429	190	481	(20)	1,080
Income taxes	71	38	161	(3)	267
Net income before non-controlling interests	358	152	320	(17)	813
Non-controlling interests	24	(1)	7	-	30
Net income - shareholders	334	153	313	(17)	783
Perpetual preferred share dividends	6	-	-	-	6
Net income - common shareholders	$ 328	$ 153	$ 313	$ (17)	$ 777

13. Subsequent Events

On May 12, 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, entered into an agreement to acquire the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Company Limited, part of the Resolution Life Group which is based in the United Kingdom. The assets and liabilities were valued at $5.1 billion as at December 31, 2004. Under the agreement, from July 1, 2005, Canada Life Limited assumed 100% of this business block on an indemnity reinsurance basis and, subject to the sanction of the Court in London, this reinsured business is expected formally to transfer to Canada Life Limited on December 31, 2005. Although the final transaction amount will depend on the value of the liabilities at the date of closing, it is anticipated to result in an increase in invested assets and a corresponding increase in policyholder liabilities of approximately $5.1 billion.

On July 21, 2005, the Company entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy 12,000,000 4.85% Non-cumulative First Preferred Shares Series H from the Company for sale to the public at a price of $25 per Preferred Share, representing an aggregate issue amount of $300. The Company has granted the underwriters an option to purchase up to an additional 2,000,000 Preferred Shares. The offering is expected to close August 12, 2005.

GREAT-WEST
LIFECO INC.

Member of the Power Financial Corporation group of companies.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, R. L. McFeetors, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: August 4, 2005

R. L. McFeetors
President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, M. T. G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: August 4, 2005

M. T. G. Graye
Vice-President, Finance, United States

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, W. W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: August 4. 2005

W. W. Lovatt
Vice-President, Finance, Canada

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the disclaimer regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports second quarter 2005 results and dividend increase

Winnipeg, August 4, 2005 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $455 million for the three months ended June 30, 2005, compared to $407 million reported a year ago, an increase of 12%. On a per share basis, this represents $0.511 per common share for the second quarter of 2005, an increase of 12% compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the second quarter was $446 million, or $0.500 per common share.

For the six months ended June 30, 2005, net income attributable to common shareholders, excluding restructuring charges was $878 million, an increase of 11% compared to $790 million for 2004, or $0.986 per common share, an increase of 12% compared to $0.884 per common share for 2004. Net income, after restructuring costs, attributable to common shareholders was $865 million or $0.971 per common share for the six months of 2005.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- In May, the Company's U.K. subsidiary, Canada Life Limited, reached an agreement to acquire the payout annuity business of Phoenix and London Assurance Company Limited, part of the Resolution Life Group. Assets and liabilities were valued at $5.1 billion at year-end 2004. The Company began to assume the risk effective July 1, 2005. The transaction is expected to close in the fourth quarter.
- Earnings per common share for the second quarter of 2005, excluding restructuring charges, increased 12% compared to a year ago.
- Return on common shareholders' equity, excluding restructuring costs, was 20.6% for the twelve months ended June 30, 2005.
- Assets under administration at June 30, 2005 totalled $170.1 billion, up $5.2 billion from December 31, 2004 levels.
- Quarterly dividends declared were 21 cents per common share, an increase of 1.5 cents per share, payable September 30, 2005. Dividends paid on common shares for the six months ended June 30, 2005 were 21% higher than a year ago.

.../2

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the second quarter of 2005 increased 17% to $212 million from $181 million a year ago. For the six months ended June 30, 2005, earnings were up 21% to $398 million, compared to $328 million at June 30, 2004.

Total sales for the six months ended June 30, 2005 were $3.4 billion, an increase of $521 million over June 30, 2004 levels. Fee income for the period increased $38 million.

Total assets under administration at June 30, 2005 were $84.4 billion, up $2.6 billion from December 31, 2004 levels, with increases in the general fund of $0.8 billion and in segregated funds of $1.8 billion.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the second quarter of 2005 increased 33% to $101 million from $76 million a year ago. For the six months ended June 30, 2005, earnings were up 32% to $202 million, compared to $153 million at June 30, 2004.

Total sales for the six months ended June 30, 2005 were $4.0 billion, an increase of $142 million over June 30, 2004 levels. Fee income for the period increased $75 million.

Total assets under administration at June 30, 2005 were $39.4 billion, up $0.5 billion from December 31, 2004 levels, essentially due to increases in segregated funds.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the second quarter of 2005 in US $, increased 12% to $109 million from $97 million a year ago. For the six months ended June 30, 2005, earnings in US $ were up 11% to $219 million, compared to $198 million at June 30, 2004. Translated to Canadian $, earnings for the six months ended June 30, 2005 were $294 million, compared to $313 million a year ago.

Total sales for the six months ended June 30, 2005 were US $1.1 billion, reflecting an increase in Financial Services sales, offset by lower Healthcare sales compared to June 30, 2004. Fee income for the period increased by US $34 million.

Total assets under administration at US $37.7 billion at June 30, 2005, up $0.8 billion from December 31, 2004 levels, essentially due to increases in general funds.

.../3

CORPORATE

Corporate net earnings for Lifeco attributable to common shareholders were a net charge of $17 million for the second quarter of 2005, and a net charge of $29 million for the six months ended June 30, 2005. Restructuring costs related to the CLFC acquisition were a major contributor to these results.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.21 per share on the common shares of the Company payable September 30, 2005 to shareholders of record at the close of business September 2, 2005.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share; and
- Series H First Preferred Shares of $0.16277 per share, conditional upon issuance,

all payable September 30, 2005 to shareholders of record at the close of business September 2, 2005.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies have $170 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../4

Forward-Looking Information and Non-GAAP Financial Measures
This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance excluding acquisition related restructuring charges. These are non-GAAP financial measures that do not have standard meanings and are not directly comparable to similar measures used by other issuers.

Further information
Selected financial information is attached.

Great-West Lifeco's second quarter analyst teleconference will be held Thursday, August 4, at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-340-8010
- Participants from North America: 1-866-540-8136
- Participants from Overseas: Dial international access code first, then 800-3207-7500

A replay of the call will be available from August 4, until August 11, and can be accessed by *calling 1-800-408-3053 or 416-695-5800 in Toronto* (passcode: 3158756#).

Additional information relating to Lifeco, including most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2005	2004	% Change	**2005**	2004	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,788**	$ 3,940	-4%	**$ 8,316**	$ 7,351	13%
Self-funded premium equivalents (ASO contracts)	**1,945**	2,047	-5%	**3,835**	4,054	-5%
Segregated funds deposits:						
Individual products	**1,411**	1,320	7%	**2,983**	2,978	0%
Group products	**1,322**	1,473	-10%	**2,550**	4,086	-38%
Total premiums and deposits	**8,466**	8,780	-4%	**17,684**	18,469	-4%
Fee and other income	**616**	587	5%	**1,230**	1,119	10%
Paid or credited to policyholders	**4,081**	4,333	-6%	**8,897**	8,102	10%
Net income - common shareholders before restructuring costs (1)	**455**	407	12%	**878**	790	11%
Restructuring costs after tax (1)	**9**	6	50%	**13**	13	
Net income - common shareholders	**446**	401	11%	**865**	777	11%
Per Common Share						
Basic earnings before restructuring costs (1)	**$ 0.511**	$ 0.456	12%	**$ 0.986**	$ 0.884	12%
Restructuring costs after tax (1)	**0.011**	0.008	38%	**0.015**	0.015	
Basic earnings after restructuring costs	**0.500**	0.448	12%	**0.971**	0.869	12%
Dividends paid	**0.195**	0.16125	21%	**0.39**	0.3225	21%
Book value				**9.64**	9.07	6%
Return on common shareholders' equity (12 months):						
Net income before restructuring costs (1)				**20.6%**	19.4%	
Net income				**20.3%**	19.0%	
At June 30						
Total assets				**$ 98,254**	$ 100,149	-2%
Segregated funds assets				**71,878**	67,200	7%
Total assets under administration				**$ 170,132**	$ 167,349	2%
Share capital and surplus				**$ 9,085**	$ 8,266	10%

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's interim financial statements). The costs include $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Income				
Premium income	**$ 3,788**	$ 3,940	**$ 8,316**	$ 7,351
Net investment income	**1,327**	1,357	**2,619**	2,715
Fee and other income	**616**	587	**1,230**	1,119
	5,731	5,884	**12,165**	11,185
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,081**	4,333	**8,897**	8,102
Commissions	**331**	314	**660**	605
Operating expenses	**553**	572	**1,117**	1,156
Premium taxes	**64**	63	**125**	115
Financing charges (note 3)	**49**	50	**97**	102
Amortization of finite life intangible assets	**4**	4	**9**	7
Restructuring costs (note 2)	**11**	9	**18**	18
Net income before income taxes	**638**	539	**1,242**	1,080
Income taxes - current	**170**	40	**199**	204
Income taxes - future	**(18)**	90	**102**	63
Net income before non-controlling interests	**486**	409	**941**	813
Non-controlling interests (note 6)	**33**	5	**62**	30
Net income - shareholders	**453**	404	**879**	783
Perpetual preferred share dividends	**7**	3	**14**	6
Net income - common shareholders	**$ 446**	$ 401	**$ 865**	$ 777
Earnings per common share (note 10)				
Basic	**$ 0.500**	$ 0.448	**$ 0.971**	$ 0.869
Diluted	**$ 0.496**	$ 0.444	**$ 0.962**	$ 0.861

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Operations				
Net income	**$ 453**	$ 404	**$ 879**	$ 783
Adjustments for non-cash items:				
Change in policy liabilities	**579**	1,003	**1,458**	1,680
Change in funds held by ceding insurers	**102**	42	**230**	270
Change in funds held under reinsurance contracts	**(70)**	(160)	**(68)**	(334)
Change in current income taxes payable	**82**	(147)	**(71)**	(218)
Future income tax expense	**(18)**	90	**102**	63
Other	**364**	(400)	**2**	(442)
Cash flows from operations	**1,492**	832	**2,532**	1,802
Financing Activities				
Issue of common shares	**2**	3	**12**	15
Purchased and cancelled common shares	**(14)**	(55)	**(27)**	(88)
Repayment of debentures and other borrowings	**(21)**	6	**(22)**	(2)
Partial repayment of five-year term facility	**-**	(200)	**-**	(200)
Dividends paid	**(181)**	(147)	**(362)**	(294)
	(214)	(393)	**(399)**	(569)
Investment Activities				
Bond sales and maturities	**11,326**	9,988	**20,549**	20,203
Mortgage loan repayments	**725**	646	**1,567**	1,101
Stock sales	**360**	232	**600**	650
Real estate sales	**32**	21	**68**	55
Change in loans to policyholders	**(135)**	(181)	**(172)**	(192)
Change in repurchase agreements	**278**	(124)	**390**	103
Reinsurance transactions	**-**	(8)	**-**	(436)
Investment in bonds	**(12,535)**	(10,257)	**(22,063)**	(21,170)
Investment in mortgage loans	**(771)**	(349)	**(1,741)**	(815)
Investment in stocks	**(363)**	(290)	**(752)**	(790)
Investment in real estate	**(173)**	(46)	**(225)**	(67)
	(1,256)	(368)	**(1,779)**	(1,358)
Increase (decrease) in cash and certificates of deposit	**22**	71	**354**	(125)
Cash and certificates of deposit, beginning of period	**2,804**	2,265	**2,472**	2,461
Cash and certificates of deposit, end of period	**$ 2,826**	$ 2,336	**$ 2,826**	$ 2,336

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2005 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2004.

(b) New Accounting Requirements for 2005

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline on Consolidation of Variable Interest Entities. As a result, the Company will no longer consolidate Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but will recognize the related debentures, refer to note 5. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

Financial Instruments – Disclosure and Presentation

Effective January 1, 2005, the CICA Handbook Section on Financial Instruments – Disclosure and Presentation was amended to require liability classification, for certain financial instruments. This change in accounting policy has been applied retroactively, refer to notes 5 and 7. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

(c) Certain of 2004 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Restructuring Costs

Restructuring costs related to the acquisition of Canada Life Financial Corporation (CLFC) incurred for the six months ended June 30, 2005 were $68 ($110 for the six months ended June 30, 2004). Of this amount $18 before tax ($13 after tax) ($18 before tax ($13 after tax) in 2004) was charged to income and $50 ($92 in 2004) was charged against the amount accrued as part of the purchase equation of CLFC. Of the $448 total estimated restructuring costs, $413 of these costs have been utilized with the remaining $35 expected to be utilized in 2005. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs. These activities are expected to be substantially completed by the end of 2005.

3. Financing Charges

Financing charges include interest on long-term debentures and other borrowings, previously classified as part of net investment income, together with distributions and interest on capital trust securities and debentures and preferred shares now classified as liabilities as described in notes 5 and 7 to the financial statements.

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Interest on long-term debentures and other borrowings	**$ 30**	$ 32	**$ 59**	$ 66
Preferred share dividends	**9**	11	**19**	22
Distributions and interest on capital trust securities and debentures	**12**	12	**24**	24
Distributions on capital trust securities held by consolidated group as temporary investments	**(2)**	(5)	**(5)**	(10)
Total	**$ 49**	$ 50	**$ 97**	$ 102

4. Debentures and Other Borrowings

Debentures and other borrowings consist of the following:

	June 30, 2005	December 31, 2004	June 30, 2004
Short Term			
Commercial paper and other short term borrowings with interest rates from 3.0% to 3.6% (2.2% to 2.5% in 2004)	$ 97	$ 114	$ 130
Revolving credit in respect of reinsurance business with interest rates from 3.3% to 4.1% maturing within one year (2.2% to 3.2% in 2004)	18	20	25
Total Short Term	115	134	155
Long Term			
Operating:			
Notes payable with interest rate of 8.0%	10	10	11
Capital:			
Lifeco			
Five year term facility at rates of: $119 at Canadian 90-day Bankers' Acceptance; $31 at 90-day LIBOR rate	150	149	398
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,150	1,149	1,398
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	250	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	32	35	37
	582	585	587
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured	216	210	-
GWL&A			
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	-	-	234
Total Long Term	1,958	1,954	2,230
Total Debentures and Other Borrowings	$ 2,073	$ 2,088	$ 2,385

5. Capital Trust Securities and Debentures

	June 30, 2005	December 31, 2004	June 30, 2004
Capital trust securities:			
Trust securities issued by GWLCT	$ -	$ 350	$ 350
Trust securities issued by CLCT	-	450	450
	-	800	800
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	350	-	-
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	-	-
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	-	-
	800	-	-
Acquisition related fair market value adjustment	36	37	39
Trust securities held by consolidated group as temporary investments	(186)	(186)	(296)
Total	$ 650	$ 651	$ 543

GWLCT, a trust established by The Great-West Life Assurance Company (Great-West), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350, and CLCT, a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450. Effective January 1, 2005 the Company is not consolidating GWLCT and CLCT. The impact of this is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to financing charges on the Summary of Consolidated Operations (see note 3).

6. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Assurance Company (GWL&A) at June 30, 2005 and June 30, 2004.

(a) The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 30**	$ 25	**$ 60**	$ 49
London Life	**155**	136	**304**	278
Canada Life	**47**	39	**90**	85
GWL&A	**30**	43	**80**	101
Policyholder dividends				
Great-West	**(24)**	(22)	**(48)**	(44)
London Life	**(135)**	(128)	**(267)**	(258)
Canada Life	**(46)**	(49)	**(89)**	(95)
GWL&A	**(28)**	(43)	**(77)**	(95)
Net income	**29**	1	**53**	21
Preferred shareholder dividends of subsidiaries	**4**	4	**9**	9
Total	**$ 33**	$ 5	**$ 62**	$ 30

(b) The carrying value of non-controlling interests consist of the following:

	June 30, 2005	December 31, 2004	June 30, 2004
Participating surplus			
Great-West	**$ 372**	$ 360	$ 349
London Life	**1,118**	1,081	1,007
Canada Life	**18**	17	12
GWL&A	**206**	196	216
	$ 1,714	$ 1,654	$ 1,584
Preferred shares issued by subsidiaries:			
Great-West Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**145**	145	145
Acquisition related fair market value adjustment	**13**	14	15
	$ 158	$ 159	$ 160

7. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	June 30, 2005			December 31, 2004			June 30, 2004		
	Number	**Stated Value**		Number	Stated Value		Number	Stated Value	
Preferred Shares:									
Classified as liabilities (1)									
Series D, 4.70% Non-Cumulative,									
First Preferred Shares	**8,000,000**	**$**	**200**	8,000,000	$	200	8,000,000	$	200
Series E, 4.80% Non-Cumulative,									
First Preferred Shares	**23,868,115**		**597**	23,868,115		597	23,868,131		597
Series 1, 5.00% Non-Cumulative,									
First Preferred Shares	**-**		**-**	-		-	5,192,242		130
	31,868,115	**$**	**797**	31,868,115	$	797	37,060,373	$	927
Perpetual Preferred Shares:									
Classified as equity									
Series F, 5.90% Non-Cumulative									
First Preferred Shares	**7,957,001**	**$**	**199**	7,957,001	$	199	7,957,006	$	199
Series G, 5.20% Non-Cumulative									
First Preferred shares	**12,000,000**		**300**	12,000,000		300	-		-
	19,957,001	**$**	**499**	19,957,001	$	499	7,957,006	$	199
Common Shares:									
Balance, beginning of year	**890,592,348**	**$**	**4,651**	893,123,924	$	4,657	893,123,924	$	4,657
Purchased and cancelled under									
Normal Course Issuer Bid	**(989,100)**		**(5)**	(5,217,700)		(26)	(3,550,200)		(18)
Issued under Stock Option Plan	**1,375,830**		**12**	2,686,124		20	2,070,878		15
Balance, end of period	**890,979,078**	**$**	**4,658**	890,592,348	$	4,651	891,644,602	$	4,654

(1) The adoption of the amendments to the CICA Handbook section on Financial Instruments – Disclosure and Presentation (refer to note 1(b)) resulted in the reclassification of the Series D, 4.70% Non-Cumulative, First Preferred Shares and the Series E, 4.80% Non-Cumulative, First Preferred Shares to liabilities. Dividends on preferred shares classified as liabilities have been reclassified as financing charges (refer to note 3).

8. Stock Based Compensation

Under the Company's stock option plan 100,000 options were granted during the first quarter and no options were granted during the second quarter of 2005 (282,000 options were granted during the first quarter and 285,000 options were granted during the second quarter of 2004). The weighted-average fair value of options granted during the six months ended June 30, 2005 was $6.68 per option ($6.45 per option during the six months ended June 30, 2004). Compensation expense of $3

after tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2005 ($3 after tax for the six months ended June 30, 2004).

9. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
Pension benefits	**$ 15**	$ 13	**$ 33**	$ 29
Other benefits	**12**	14	**22**	28
Total	**$ 27**	$ 27	**$ 55**	$ 57

10. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended June 30		For the six months ended June 30	
	2005	2004	**2005**	2004
a) Earnings				
Net income - common shareholders	**$ 446**	$ 401	**$ 865**	$ 777
b) Number of Common Shares at June 30				
Average number of common shares outstanding			**890,986,618**	893,035,904
Add:				
-Potential exercise of outstanding stock options			**7,892,591**	8,221,656
Average number of common shares outstanding - diluted basis			**898,879,209**	901,257,560
Earnings per Common Share				
Basic	**$ 0.500**	$ 0.448	**$ 0.971**	$ 0.869
Diluted	**$ 0.496**	$ 0.444	**$ 0.962**	$ 0.861

11. Related Party Transactions (changes since December 31, 2004 annual report)

GWL&A received $414 of funds that were invested by affiliated mutual funds and other investment options of the Company's segregated funds. The Company recorded this transaction as premium income in the general account. All transactions were at market terms and conditions.

12. Segmented Information

Consolidated Operations

For the three months ended June 30, 2005

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,593	$ 1,623	$ 572	$ -	$ 3,788
Net investment income	693	252	385	(3)	1,327
Fee and other income	189	131	296	-	616
Total income	2,475	2,006	1,253	(3)	5,731
Benefits and Expenses:					
Paid or credited to policyholders	1,666	1,683	732	-	4,081
Other	497	191	308	1	997
Restructuring costs	-	-	-	11	11
Amortization of intangible assets	3	1	-	-	4
Net operating income before income taxes	309	131	213	(15)	638
Income taxes	64	25	61	2	152
Net income before non-controlling interests	245	106	152	(17)	486
Non-controlling interests	26	5	2	-	33
Net income - shareholders	219	101	150	(17)	453
Perpetual preferred share dividends	7	-	-	-	7
Net income - common shareholders	$ 212	$ 101	$ 150	$ (17)	$ 446

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,597	$ 1,883	$ 460	$ -	$ 3,940
Net investment income	652	273	432	-	1,357
Fee and other income	169	104	314	-	587
Total income	2,418	2,260	1,206	-	5,884
Benefits and Expenses:					
Paid or credited to policyholders	1,687	2,005	641	-	4,333
Other	509	157	331	2	999
Restructuring costs	-	-	-	9	9
Amortization of intangible assets	3	1	-	-	4
Net operating income before income taxes	219	97	234	(11)	539
Income taxes	29	24	78	(1)	130
Net income before non-controlling interests	190	73	156	(10)	409
Non-controlling interests	6	(3)	2	-	5
Net income - shareholders	184	76	154	(10)	404
Perpetual preferred share dividends	3	-	-	-	3
Net income - common shareholders	$ 181	$ 76	$ 154	$ (10)	$ 401

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2005

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 3,102	$ 3,438	$ 1,776	$ -	$ 8,316
Net investment income	1,377	492	756	(6)	2,619
Fee and other income	378	262	590	-	1,230
Total income	4,857	4,192	3,122	(6)	12,165
Benefits and Expenses:					
Paid or credited to policyholders	3,185	3,624	2,088	-	8,897
Other	1,076	309	612	2	1,999
Restructuring costs	-	-	-	18	18
Amortization of intangible assets	7	2	-	-	9
Net operating income before income taxes	589	257	422	(26)	1,242
Income taxes	125	48	125	3	301
Net income before non-controlling interests	464	209	297	(29)	941
Non-controlling interests	52	7	3	-	62
Net income - shareholders	412	202	294	(29)	879
Perpetual preferred share dividends	14	-	-	-	14
Net income - common shareholders	$ 398	$ 202	$ 294	$ (29)	$ 865

For the six months ended June 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 3,475	$ 3,185	$ 691	$ -	$ 7,351
Net investment income	1,327	521	867	-	2,715
Fee and other income	340	187	592	-	1,119
Total income	5,142	3,893	2,150	-	11,185
Benefits and Expenses:					
Paid or credited to policyholders	3,703	3,400	999	-	8,102
Other	1,004	302	670	2	1,978
Restructuring costs	-	-	-	18	18
Amortization of intangible assets	6	1	-	-	7
Net operating income before income taxes	429	190	481	(20)	1,080
Income taxes	71	38	161	(3)	267
Net income before non-controlling interests	358	152	320	(17)	813
Non-controlling interests	24	(1)	7	-	30
Net income - shareholders	334	153	313	(17)	783
Perpetual preferred share dividends	6	-	-	-	6
Net income - common shareholders	$ 328	$ 153	$ 313	$ (17)	$ 777

13. Subsequent Events

On May 12, 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, entered into an agreement to acquire the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Company Limited, part of the Resolution Life Group which is based in the United Kingdom. The assets and liabilities were valued at $5.1 billion as at December 31, 2004. Under the agreement, from July 1, 2005, Canada Life Limited assumed 100% of this business block on an indemnity reinsurance basis and, subject to the sanction of the Court in London, this reinsured business is expected formally to transfer to Canada Life Limited on December 31, 2005. Although the final transaction amount will depend on the value of the liabilities at the date of closing, it is anticipated to result in an increase in invested assets and a corresponding increase in policyholder liabilities of approximately $5.1 billion.

On July 21, 2005, the Company entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy 12,000,000 4.85% Non-cumulative First Preferred Shares Series H from the Company for sale to the public at a price of $25 per Preferred Share, representing an aggregate issue amount of $300. The Company has granted the underwriters an option to purchase up to an additional 2,000,000 Preferred Shares. The offering is expected to close August 12, 2005.

CODE of BUSINESS CONDUCT and ETHICS

For Directors, Officers and Employees

Great-West Lifeco Inc.

Contents

In this Code of Business Conduct and Ethics, the term "Company" refers to Great-West Lifeco Inc. ("Lifeco") and all of its subsidiaries in every location worldwide.

1. Purpose and Scope

This Code of Business Conduct and Ethics (the "Code") sets out standards of business conduct, which must be followed by all directors, officers and employees of the Company. This includes directors, officers and employees of subsidiaries in every jurisidiction worldwide, unless a comparable code, approved by the Boards of Directors of the subsidiary and Lifeco, applies to such subsidiary. Third party business associates must also comply with applicable provisions of this Code or a comparable code of business conduct or ethics when representing the Company or providing services for or on behalf of the Company.

This Code applies to conduct in the workplace or at work-related activities. In addition, directors, officers and employees are reminded that their conduct outside the workplace may reflect upon the Company.

The Company is committed to integrity and ethical behaviour in all we do. High standards of conduct are important in maintaining the trust and confidence of our clients, shareholders, business associates, and the communities in which we live and work. All directors, officers and employees are Company representatives, and are expected to conduct themselves with both personal and professional integrity.

The Company is committed to fair dealing with all clients, employees, shareholders, suppliers, competitors and other stakeholders. Unfair dealing includes manipulation, concealment, abuse of privileged information, misrepresentation of material facts and other illegal or unethical practices.

This Code is supplemented by Company policies, procedures, guidelines, practices, standards, handbooks, manuals and job aids that apply to you in your position with the Company, which are referred to in this Code as "Business Practices and Procedures."

Your obligations

As a condition of your employment or appointment, you must familiarize yourself with, and at all times comply with:

- this Code;
- Business Practices and Procedures applicable to you in your position with the Company; and
- any law or regulation, or external code of conduct, standard or guideline applicable to you in your position with the Company.

This Code may be updated or amended from time to time and any changes will be communicated to you. It is your responsibility to review this Code and any amendments periodically to ensure you are in compliance with it.

Each year, you will be asked to acknowledge that you have read this Code, that you understand your obligations under it, and that you agree to comply with it. Each year, you will also be asked to confirm that you have complied with the Code during the prior year or that you have reported any breaches of the Code as required. However, in no event will compliance with this Code create any rights to continued employment or appointment.

Consequences of Breach

The Company considers compliance with this Code to be a serious matter. If you breach:

- this Code;
- any applicable Business Practice and Procedure; or
- any law or regulation, or external code of conduct, standard or guideline applicable to you in your position with the Company,

you may be subject to disciplinary action, up to and including termination of your employment, appointment or contract with the Company, and you may also be subject to civil and/or criminal sanctions.

Guidance and Further Information

This Code sets out key principles of business conduct that you are required to follow. It cannot address every situation you may encounter. In the event that you encounter a situation for which this Code does not provide specific guidance, the following questions may help you make the right decision:

- Is it fair and ethical?
- Is it legal?
- How would this situation be perceived by a co-worker, a client, a shareholder or a regulator?
- How would this situation be perceived if it were made public?
- *Are my actions consistent with the overall values described in this Code?*

If you are unsure of the legal, ethical or reputational implications of a particular situation, or would like further guidance related to a matter referenced in this Code, you should contact your local Compliance Officer or the Chief Compliance Officer. Directors should consult the General Counsel or the Chairman of the Board.

For officers and employees, Business Practices and Procedures applicable to your specific business area, department, work unit or position are communicated to you by your leader. If you have questions or need additional information about any Business Practices and Procedures, you should contact your leader.

If you would like further information on the laws and regulations that apply to you in your position with the Company, contact your leader or legal counsel for the Company in your jurisdiction. Compliance with this Code and the Company's Business Practices and Procedures will help ensure compliance with applicable laws and regulations.

If you believe there is a conflict between this Code, any Business Practices and Procedures, and any legal or regulatory requirements that apply to you in your position with the Company, you should contact your local Compliance Officer or the Chief Compliance Officer.

Obligation to Report

You must promptly report any known or suspected breach of this Code, any applicable law or regulation or external code of conduct, standard or guideline. If you are an officer or an employee, you should report any breach or suspected breach to your local Compliance Officer or the Chief Compliance Officer. If you are a director, you should report any breach or suspected breach to the General Counsel or the Chairman of the Board. This applies whether the breach or suspected breach involves you or another person subject to this Code. In addition, you should report to the person noted above if you become aware of or suspect illegal or unethical conduct by any of the Company's clients or third party business associates that may affect our business relationship with them or the Company's reputation.

The Company takes all breaches and suspected breaches seriously, and, therefore requires that they be investigated and responded to on a timely basis. You must co-operate fully with all such investigations.

The Company will respect the confidentiality of those who raise a concern, subject to its obligation to investigate the concern and any obligation to notify others, including regulators and other authorities and third parties. You may choose to report any concern anonymously; however, you should be aware that the Company's ability to fully investigate an anonymous report may be limited if it is unable to obtain additional information from you.

You should not attempt to conduct an investigation or verify your suspicions yourself. You need not be certain that an action or inaction breaches this Code, or is otherwise inappropriate, before you raise a concern. Genuine concerns, raised in good faith, will be investigated fully and appropriate action will be taken. The Company will not permit any reprisal, retaliation or disciplinary action to be taken against anyone for raising a concern in good faith. It is a breach of this Code to make a mischievous or malicious report.

Board Approval of Waivers

A waiver of the Code will only be granted in exceptional circumstances and only with the written approval of the Governance and Nominating Committee of the Board of Directors of Lifeco. Any waiver must be reported to the Board of Directors of Lifeco and will be disclosed in accordance with securities law.

2. Behaviour in the Workplace

The Company is committed to providing a workplace in which all people are treated with dignity and respect. The Company will not tolerate unlawful discrimination or harassment, or other unacceptable behaviour in the workplace. This applies to your interactions with co-workers, clients, service providers and anyone else you encounter in your work. It applies to conduct in the workplace or in work-related activities, including any office, client premises or location in which Company business is conducted, where Company-related business or social activities

take place, or where conduct could potentially have an impact on the workplace or workplace relations.

Discrimination

The Company is committed to providing equal opportunities in employment, appointment and advancement based on appropriate qualifications, requirements and performance, and does not tolerate unlawful workplace discrimination. You must not unlawfully discriminate on the basis of, among other things, age, sex, sexual orientation, race, national origin, religion or disability.

The Company supports the principles of and complies with applicable laws governing non-discrimination in every location where it operates. Accordingly, the Company has established Business Practices and Procedures which identify any additional prohibited grounds of discrimination in your jurisdiction. You must familiarize yourself with, and at all times comply with, the Business Practices and Procedures in your jurisdiction.

Harassment

The Company does not tolerate sexual harassment or any other form of harassment.

Harassment includes any unwelcome comment or conduct related to a discriminatory ground that might reasonably be expected to cause a person undue offence, where:

- submission to the conduct is made either an explicit or implicit term or condition of employment or appointment;
- submission to, or rejection of, the conduct by an individual is used as a basis of employment or appointment decisions affecting the individual;
- the conduct has the purpose or effect of unreasonably interfering with an individual's performance; or
- the conduct creates an intimidating, hostile or offensive working environment.

Harassment includes conduct that is abusive, threatening, demeaning or humiliating.

Harassment may occur even if no offence was intended. Harassment may occur when an individual hears or sees something that he or she finds offensive, even though the person to whom it was directed does not find it unwelcome, or does not make a complaint. Harassment may occur as a result of one incident or a series of incidents.

The following are some examples of behaviour that may be considered harassment:

- comments or conduct that disparage or ridicule a person's age, sex, sexual orientation, race, national origin, religion or disability;
- mimicking a person's accent, speech or mannerisms;
- sexual remarks, jokes, innuendoes or gestures;
- refusing to work with people because of their age, sex, sexual orientation, race, national origin, religion or disability;
- unwelcome advances, invitations, propositions or demands of a sexual nature;

- unnecessary and unwanted physical contact; and
- display or circulation of racist, derogatory, offensive or sexually explicit materials.

Performance management, which deals with performance counselling, discipline or other management actions to address job performance issues or other legitimate employment issues, does not in and of itself constitute harassment.

Other Unacceptable Behaviour

You must treat everyone you deal with in your work for the Company with dignity and respect. The Company will not tolerate threats, violence or other inappropriate behaviour in the workplace.

The use of alcohol and drugs may have a negative impact on your performance and on the Company's reputation. Drug and alcohol impairment on the job will be treated as a serious matter. The use or possession of illegal drugs on Company property is prohibited at all times. In addition, alcohol use is prohibited on Company property, except under special circumstances specifically authorized by the Company, such as when alcohol is served at Company sponsored events.

Reporting Procedures and Discipline

The Company promptly and thoroughly investigates all reports of unlawful discrimination, harassment or other unacceptable behaviour in as confidential a manner as possible.

Where the Company determines that unlawful discrimination, harassment or other unacceptable behaviour has occurred, as with any breach of the Code, it will take appropriate disciplinary action against those responsible, which may include dismissal. The Company will not tolerate retaliation or retribution against anyone who reports unlawful discrimination, harassment or other unacceptable behaviour in good faith.

If you believe you are being subjected to unlawful discrimination, harassment or other unacceptable behaviour, or if you observe or receive a complaint regarding such behaviour, you should report it to your leader or your local human resources department. For additional information on how to report complaints, please consult the applicable Business Practices and Procedures in your jurisdiction.

3. Personal and Confidential Information

Personal Information

The Company respects the privacy of personal information received from policyholders, clients, employees, and other individuals. Personal information may include a wide range of information, such as an individual's home address and phone number, family and employment status, health information, and financial information.

You are required to comply with the Privacy Guidelines, which are appended to this Code, and with the related Business Practices and Procedures that have been established in your business area or office.

Any questions about Business Practices and Procedures related to the collection, use and disclosure of personal information that apply to you in your position with the Company should be directed to your leader, your local Compliance Officer, or the Chief Compliance Officer. Any concerns, inquiries or requests related to the Privacy Guidelines should be directed to the Chief Compliance Officer.

Confidential Information

Confidential information of the Company or any aspect of its business activities must not be disclosed to any person, except in the necessary course of business, unless and until such information is made available to the public by the Company.

Examples of confidential information include non-public information about the Company's:

- operations, results, strategies and projections;
- business plans, business processes and client relationships;
- product pricing, and new product and other business initiatives;
- prospective or actual clients, suppliers, re-insurers or advisors;
- technology systems and proprietary products;
- lawyer/client communications; and
- merger, acquisition and divestiture plans,

as well as confidential information the Company receives from other companies and from clients.

You are responsible for protecting any confidential information in your possession against theft, loss, unauthorized disclosure, access or destruction, or other misuse. To protect confidential information, you should:

- only disclose confidential information to others within the Company on a need-to-know basis or when authorized to do so;
- control access to confidential information by, for example, not leaving it unattended in conference rooms or discarding it in a public place;
- refrain from discussing confidential Company business in public where you may be overheard, including in elevators, in restaurants, in taxis or on airplanes; and
- comply with all relevant Business Practices and Procedures that have been established in your business area or office to safeguard confidential information, including those regarding the use of electronic communications, such as cell phones, Internet and e-mail.

Your obligation to protect the Company's confidential information continues after your employment or appointment with the Company has ended. As well, any documents or materials containing confidential information must be returned when you leave the Company.

If you are uncertain about whether specific information must be kept confidential, or what procedures you should use to protect confidentiality, consult your leader, or contact legal counsel for the Company in your jurisdiction.

You must also comply with the requirements related to the confidentiality of material non-public information contained in the Insider Trading and Reporting Policy appended to this Code.

4. Conflicts of Interest and Corporate Opportunities

You must act in the best interests of the Company. A conflict of interest arises when your personal interests interfere with the interests of the Company. A conflict of interest – even the appearance of a conflict of interest – may be harmful to the Company.

Any conflicts of interest, or potential conflicts of interests, must be disclosed, as set out below. Some conflicts may be permissible if they are disclosed and approved. Otherwise, conflicts must be avoided.

Many situations could give rise to a conflict of interest, or to the appearance of a conflict of interest, such as the following:

- using Company property, information or relationships, including opportunities of the Company, for direct or indirect personal gain;
- working for another organization that competes with the Company, or that has a business relationship with the Company;
- receiving personal discounts or benefits from suppliers, service providers or other business connections of the Company, that are not generally available to others at the Company;
- receiving gifts or entertainment that could influence, or appear to influence, business decisions;
- directing business to a supplier that is owned or managed by a spouse, relative or close friend;
- hiring, supervising or making a promotion decision about a spouse, relative or close friend;
- you or a member of your family having a significant financial interest in a competing business, or in a current or prospective supplier or service provider; and
- accepting an appointment to the board of directors or a committee of any organization whose interests may conflict with the Company's interests, or accepting an appointment to the board of directors of any publicly traded company.

These are just examples. Since it is not possible to list all potential conflicts, you must exercise good judgement and common sense in anticipating situations that may give rise to a conflict of interest.

All potential and actual conflicts of interest, or transactions or relationships that may give rise to a conflict of interest, must be disclosed immediately. This requirement extends to any interests, transactions or relationships involving you, your immediate family or other individuals in close personal relationships with you.

Employees and officers who believe they may have a conflict of interest, become aware of the potential for a conflict of interest involving other people, or are uncertain whether the potential for a conflict of interest exists, must immediately notify their local Compliance Officer or the Chief Compliance Officer. In these circumstances, directors should contact the General Counsel or the Chairman of the Board.

Conflicts will be reviewed upon disclosure. When the review is completed, you will receive a written response from your local Compliance Officer, or the Chief Compliance Officer, General Counsel or Chairman of the Board.

5. Insider Trading and Reporting

You must comply with Great-West Lifeco Inc.'s ("Lifeco") Insider Trading and Reporting Policy, which is appended to this Code. In particular:

- You may not buy, sell or otherwise trade in securities of Lifeco, Power Financial Corporation, Power Corporation of Canada, The Great-West Life Assurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company or IGM Financial Inc. if you possess material non-public information about those companies. This restriction does not apply to purchases of Lifeco common shares under the Employee Share Ownership Plan. Trading with knowledge of material non-public information is illegal under applicable securities laws.
- You may not disclose material non-public information about those companies (a practice commonly referred to as "tipping") except in the necessary course of business. You should be careful to avoid inadvertently disclosing material non-public information to your spouse, family members, friends and others as this could be considered tipping. Tipping is illegal under applicable securities laws.
- You may not buy, sell or otherwise trade in the securities of a company with which the Company does business, if you possess material non-public information about that company, unless and until such information has become public. In addition, you may not tip others concerning such information.
- No director or officer may speculate in (e.g. sell a "call" or buy a "put"), or sell short, the securities of the Lifeco or its affiliates regardless of whether or not he or she possesses material non-public information.
- Directors and Restricted Trading Officers (as designated by the President and Chief Executive Officer of Lifeco) may not buy, sell or otherwise trade in the securities of Lifeco at any time without the approval of the General Counsel for Lifeco.
- Directors and certain officers are required to file reports of trades in securities of Lifeco and certain of its affiliates with regulatory authorities.

For these purposes, "material non-public information" about a company is information that:

- has not been generally disclosed to the public through a news release, a communication to shareholders or widely reported media coverage; and
- significantly affects, or would reasonably be expected to have a significant effect on, the market price or the value of any securities of the company or that could affect the decision of a reasonable investor.

Examples of material non-public information may include information about:

- earnings or financial performance;
- business operations, results, projections or strategic plans;
- potential mergers, acquisitions or divestitures;
- potential sales of assets;
- gains or losses of major clients;
- the introduction of new products;
- public offerings of securities;
- changes in senior management;
- major changes in accounting policy; and
- actual or threatened lawsuits or regulatory investigations.

If you are not sure whether information is material non-public information, you should contact senior legal counsel for the Company in your jurisdiction. If you require guidance concerning the Lifeco Insider Trading and Reporting Policy, you should contact senior legal counsel for Lifeco before buying, selling or otherwise trading in any securities.

6. Fair Competition and Market Conduct

Fair Competition

The Company is committed to conducting its business in compliance with all competition laws (also called "antitrust laws"). Competition laws cover a wide range of business and competitive conduct, and generally prohibit any agreement to restrain or injure competition in a significant way. Among other things, competition laws prohibit agreements and understandings with others (including competitors, customers or suppliers) to:

- fix product prices;
- rig bids;
- boycott customers or suppliers;
- allocate customers or markets; and
- limit the sale or production of products or services.

Competition laws also prohibit deceptive marketing practices, including making false or misleading statements. Other business practices that have a significant adverse effect on competition are also prohibited. Such activities may include "tied selling" (supplying a particular product or service to a customer only if the customer also agrees to purchase another product or service) and "exclusive dealing" (requiring a customer to deal only or primarily in your product or service).

You must not engage in anti-competitive practices. You should familiarize yourself with and adhere to Business Practices and Procedures that have been established to guide you in avoiding anti-competitive practices. The failure to comply with competition laws may result in the prosecution of individuals, who could face substantial fines, damage awards and/or prison terms, and may subject the Company to criminal fines, administrative penalties and private lawsuits. Even allegations of anti-competitive behaviour can have a serious reputational impact.

If your work involves contact with competitors in any setting, including trade association meetings, it is important that you avoid discussions regarding pricing, bids, discounts, promotions, terms and conditions of sale, and any other proprietary or confidential information.

If you are unsure whether a particular business practice may be anti-competitive, or if you become aware of any practice that may be anti-competitive, you should contact senior legal counsel for the Company in your jurisdiction.

Market Conduct

The Company is committed to integrity and ethical behaviour in our sales and service practices. Where engaged in sales and service on behalf of the Company, third party business associates such as agents and brokers must comply with a specialized code of business conduct and ethics designed to apply to these activities.

The Company takes client concerns seriously and, therefore, requires that such concerns be investigated and responded to on a timely basis. The Company has established complaint handling procedures to address client concerns in a timely and professional manner. You should familiarize yourself with and adhere to the Business Practices and Procedures that apply to you in this regard.

7. Payments, Gifts and Entertainment

You must not engage in bribery, extortion or attempts to otherwise inappropriately influence public officials or others in order to obtain business advantage or access. These practices will not be tolerated by the Company.

Offering gifts and entertainment to others outside the Company may be appropriate in certain situations. However, the timing and nature of the gift or entertainment, as well as the circumstances under which it is offered, are important.

In particular, any gift or entertainment must be:

- reasonable and modest;
- considered an accepted business practice;
- unsolicited; and
- legal.

If you are offered any payments, gifts or entertainment, you must consider whether the situation gives rise to a conflict of interest. Please refer to the Conflict of Interest and Corporate Opportunities section of this Code for more information on conflicts of interest.

8. Fraud Prevention

In carrying out your duties with the Company, you must not initiate, participate or assist in fraudulent or dishonest activities. Such activities include, but are not limited to:

- theft, embezzlement or misappropriation of client or Company funds or property, or the property or funds of others;
- forgery or alteration of any document or part thereof, including but not limited to cheques, drafts, promissory notes or securities or policy related documents such as claims, loans, surrenders, withdrawals, assignments, etc.;
- falsification, misuse or unauthorized removal of client or Company records;
- false representation or concealment of information that is designed to result in a party obtaining a benefit to the detriment of the Company or its clients; and
- false representation or concealment of information that is designed to result in the Company obtaining a benefit to the detriment of others.

Reporting, Investigation and Requests for Information or Assistance

The Company will promptly investigate any reports of fraudulent or dishonest activity related to Company business by directors, officers, employees, sales agents, policyholders, clients, claimants, vendors, suppliers or service providers. If you are aware of or suspect such fraudulent or dishonest activity, you must promptly report it to the Special Investigations Unit of Internal Audit, your local internal audit department, your local Compliance Officer or the Chief Compliance Officer. Directors should notify the General Counsel or Chairman of the Board.

Do not attempt to conduct your own investigation. The internal audit department (Special Investigations Unit) is responsible for the investigation of any dishonest or fraudulent activities related to Company business. Where appropriate, the internal audit department will report any dishonest or fraudulent activities to the appropriate law enforcement or regulatory agencies.

If you receive a request for information or assistance concerning fraudulent or dishonest activities from a law enforcement or regulatory agency, or from any other third party, you should immediately notify the appropriate contact listed above.

For additional guidance, please contact the Special Investigations Unit, your local internal audit department, your local Compliance Officer or the Chief Compliance Officer.

9. Integrity of Financial Information and Reporting Concerns

The Company's financial statements must be prepared in accordance with generally accepted accounting principles, including the accounting requirements of applicable regulators. The Company's financial statements must fairly present, in all material respects, the financial position, results of operations and cash flows of the Company.

You are responsible for the truthfulness and accuracy of all financial, accounting and expense information prepared by you and submitted to, or on behalf of, the Company. Any financial

information you prepare or submit must be complete, accurate, objective, timely and consistent. You have a responsibility to raise any concerns you may have regarding accounting, internal accounting controls or auditing matters.

The Company has established the Accounting Complaints Handling Procedures, appended to this Code, to allow you to report complaints or concerns about Lifeco or any of its subsidiaries regarding these matters, and to ensure that such reports are investigated promptly and thoroughly. Please refer to the Accounting Complaints Handling Procedures for examples of possible concerns regarding accounting, internal accounting controls or auditing matters, and for instructions on reporting procedures. Employees may report any complaint or concern anonymously although the Company's ability to fully investigate an anonymous report may be limited if it is unable to obtain additional information.

In addition, if you become aware of any investment or transaction that you believe could adversely affect the well being of the Company, you must report it to the Chief Internal Auditor. The Chief Internal Auditor will ensure that any concerns regarding such matters are reviewed by Company officers and, if appropriate, reported to the Audit Committee of the Board of Directors. Directors should report similar concerns to the General Counsel or the Chairman of the Board.

10. Anti-Money Laundering

The Company is committed to complying with legislation to deter and detect money laundering. Money laundering is the process by which criminals attempt to conceal the proceeds of criminal activity, such as financing terrorist activities, narcotics trafficking, bribery and fraud, to hide them or to make those proceeds appear legitimate. Money laundering often involves complex financial transactions and encompasses many different types of products and services.

The Company has developed Business Practices and Procedures and training protocols for applicable business areas in accordance with applicable anti-money laundering laws in each jurisdiction. Such Business Practices and Procedures generally set out requirements with respect to client identification and record keeping, and the reporting of suspicious transactions. If you handle transactions for clients either directly or indirectly, for example by processing forms or payments from or to a client, you must familiarize yourself with and adhere to the applicable Business Practices and Procedures.

For further guidance, consult your leader, your local Compliance Officer or the Chief Compliance Officer.

11. Records Retention

The Company has established Business Practices and Procedures with respect to records retention to help it meet its regulatory and legal obligations, and the expectations of its clients, shareholders and others who rely on the accuracy and availability of its information. The integrity of the Company's record keeping processes is important to help the Company meet these obligations and expectations.

Company records include all documents and data, whether paper or electronic, that are produced or received in the course of doing Company business. You must retain Company

records in accordance with applicable Business Practices and Procedures, and you may dispose of them only as authorized by those Business Practices and Procedures.

You must not conceal, destroy or alter any Company records that are relevant to any pending, threatened or anticipated regulatory investigation or legal proceeding. Such records must be retained until the matter is finally determined and you are otherwise instructed by legal counsel for the Company. If you believe that any Company records in your possession are, or may be, the subject of litigation, audit or investigation, you must notify and consult with legal counsel for the Company in your jurisdiction. Failure to retain required Company records may result in criminal and civil proceedings against you and the Company.

For additional guidance, please consult the Business Practices and Procedures related to records retention, or contact your leader, your local Compliance Officer or the Chief Compliance Officer.

12. Communicating with Others

Disclosure of Financial and Corporate Information

The Company is committed to consistent and fair disclosure practices aimed at informative, timely and broadly disseminated disclosure of material non-public information to the market in accordance with all applicable laws. The Company is subject to the requirements of securities regulators and stock exchanges about how and when material non-public information about the Company is disclosed to the public. These requirements also prohibit "selective disclosure" (the disclosure of material information to only some members of the public, such as stock analysts, without making the information generally available to the public).

For these purposes, "material non-public information" about a company is information that:

- has not been generally disclosed to the public through a news release, a communication to shareholders or widely reported media coverage; and
- significantly affects, or would reasonably be expected to have a significant effect on, the market price or the value of any securities of the company or that could affect the decision of a reasonable investor.

The Company has established Business Practices and Procedures to help ensure the accuracy, completeness, and timeliness of public disclosures of material non-public information. Only individuals designated by senior management are authorized to communicate with investors, stock analysts or other market professionals, rating agencies, regulators and the media. If you are asked for information about the Company by one of these parties, you should direct that party to the local officer responsible for communications or public relations. In addition, you must not discuss any corporate matters in chat rooms, bulletin boards and other electronic forums.

If you have questions regarding the disclosure of Company information, ask your leader, or contact senior legal counsel for the Company in your jurisdiction.

Requests from Regulators

The Company is regulated by a number of different entities. From time to time, these regulators may examine or request information from the Company. The Company co-operates with all appropriate requests for information on a timely basis. In order to help ensure prompt, consistent response and confidentiality of regulatory information, if you receive an inquiry from a regulator, before responding, you must notify or discuss with your leader, your local Compliance Officer, the Chief Compliance Officer, or legal counsel for the Company in your jurisdiction. A record should be kept of all information provided in response to regulatory requests.

Information provided to regulators should be accurate and factual. You must not conceal, destroy or alter any documents, lie or make any misleading statements to any regulatory agency representative or cause anyone else to do the same. If you become aware of or suspect someone else of doing so, you must report it immediately to senior legal counsel for the Company in your jurisdiction.

Media Contact

In addition to everyday communications with outside persons and organizations, the Company will, on occasion, be asked to express its views to the media. If you are approached by a member of the media, you should indicate that it is the Company's policy to refer all media inquiries to the local officer responsible for communications or public relations. You should not respond to any media inquiries unless you are authorized to do so by senior management.

Personal Communications

Your personal communications should not identify the Company or your position with the Company. Do not use Company letterhead, envelopes, fax cover sheets, or other communication materials containing the Company's name, logo or trademark for your personal communications.

In particular, in any personal communication with politicians, public officials, industry or professional associations, the media or the general public, you should not lead people to believe that you are expressing the views of the Company.

Political Involvement

The Company supports and respects your right to participate in the political process. However, you must not use Company funds, goods or services as contributions to, or for the benefit of, candidates or political organizations, unless specifically authorized by the President and Chief Executive Officer of Lifeco.

No one in the Company may require you to contribute to, support or oppose any candidate or political organization.

The Company may engage in political activities, including communicating with policy-makers at all levels of government and their staffs. You should not engage in such activity on behalf of the Company unless you have obtained authorization to do so from senior management, or for directors, from the Chairman of the Board. These activities may trigger registration, licensing,

and disclosure requirements. If you engage in such activities on behalf of the Company, you must comply with all applicable laws and regulations, and must contact your local Compliance Officer, the Chief Compliance Officer or senior legal counsel for the Company in your jurisdiction.

13. Use of Company Resources

Company resources are intended for Company business, not personal use. Company resources include all equipment, supplies, letterhead, documents, data, mail services, phone services, e-mail and Internet access, and any other resources provided by the Company to support Company business activities. Misappropriation, unauthorized removal, or fraudulent or inappropriate use of Company resources is not permitted. You are expected to use care and diligence to ensure that Company resources entrusted to you are secure.

Computers and other electronic equipment, and all files and data stored on such equipment, are the property of the Company. The Company may monitor the use of all systems and equipment, and the content of all files and data, in accordance with local laws. By using Company systems or equipment, you consent to the Company's inspection and use of any and all files and data transmitted via or stored on Company systems or equipment, including personal files and email.

Business Practices and Procedures have been established to govern the use of the Company's e-mail systems, Internet resources and other technology. Business Practices and Procedures have also been established to govern the reporting and reimbursement of allowable business expenses. You should familiarize yourself with and adhere to applicable Business Practices and Procedures.

If you become aware of loss, theft or misuse of Company resources or have questions about the proper use of those resources, you should contact your leader, the Special Investigations Unit of Internal Audit, your local internal audit department, your local Compliance Officer or the Chief Compliance Officer.

14. Intellectual Property

Company Intellectual Property

The Company's intellectual property is among its most valuable assets and the Company is committed to protecting it. The Company's intellectual property includes:

- brands, logos, slogans, domain names, business names and other identifying features used to identify the Company and its products or services;
- software, scripts, interfaces, documentation, advertising and marketing materials, content (such as website content) and databases;
- trade secrets, ideas, inventions, systems and business processes; and
- confidential information, as addressed in the Personal and Confidential Information section of this Code.

Intellectual property created while carrying out the duties of your employment or appointment with the Company, or using any Company resources, whether created during regular business hours or after hours, and whether created on or off Company property, is owned by the Company. You should disclose the creation of any such intellectual property to your leader.

The Company may require your assistance, both during and after employment or appointment, in connection with its attempts to evidence, register or enforce its rights in this intellectual property, including the rights afforded by trademarks, copyrights and patents. The Company may require you to waive or assign all rights, title and interest in this intellectual property to the Company.

You must use the Company's intellectual property only as required in your position with the Company. Some examples of inappropriate use or infringement of the Company's intellectual property may include:

- using Company logos on a personal website;
- duplicating copyrighted material without permission;
- altering a Company logo to serve a purpose for which it was not intended; and
- distributing Company software to third parties.

Intellectual Property of Others

In the course of its business, the Company may use the intellectual property of others that it has licensed, acquired or obtained permission to use. For example, the Company uses computer software under license from other companies, newspapers, books, magazines, articles, audio and video recordings, or other copyrighted material.

The Company respects the intellectual property rights of others. Unauthorized or unlawful use of intellectual property that belongs to others is prohibited and may expose the Company to legal proceedings and damages. You must not use any intellectual property that belongs to others unless permitted by the terms of the applicable license agreement or otherwise permitted by applicable law.

Some examples of unauthorized or unlawful use of the intellectual property of others may include:

- using another company's logos in Company marketing materials without permission;
- duplicating copyrighted material without permission;
- plagiarizing documents, in whole or in part;
- installing software that is not licensed to the Company on to Company computers; and
- using intellectual property you obtained in the course of your employment with another company, in the course of your duties with the Company.

Reporting and Further Guidance

If you become aware of or suspect any inappropriate use or infringement of the Company's trademarks, copyrights, patents or other intellectual property rights, or the intellectual property rights of others, you should report it to legal counsel for the Company in your jurisdiction.

For further guidance on your obligations relating to intellectual property, consult your leader or legal counsel for the Company in your jurisdiction.

Appendices

A. Privacy Guidelines

B. Insider Trading and Reporting Policy

C. Accounting Complaints Handling Procedures

Appendix A - Privacy Guidelines

Protecting the privacy and confidentiality of personal information

These *Privacy Guidelines* describe our commitment to privacy, and explain the principles that guide us in protecting the privacy and confidentiality of personal information.

Personal information is information about an identifiable individual. It includes, but is not limited to, health and financial information.

The Company, its directors, officers and employees, and its licensed representatives and other persons and organizations who act for, or on behalf of, the Company, are required to comply with these *Privacy Guidelines.*

Access to personal information is restricted to directors, officers, employees, licensed representatives, and other persons or organizations acting for, or on behalf of, the Company, who need the information in order to provide services to the client or the Company.

Our Privacy Principles

Accountability

The Company is responsible for personal information in its control, including information that may be transferred to a service provider performing services for, or on behalf of, the Company. The Company has established these *Privacy Guidelines*, and procedures and practices, to safeguard such personal information.

Purposes

The Company identifies the purposes for which it collects personal information either before or at the time of collection.

Consent

The Company collects, uses and discloses personal information only with the consent of the individual, or as otherwise allowed by law.

Consent to the collection, use, or disclosure of personal information may be express or implied, as appropriate. Individuals may withdraw their consent at any time, subject to legal or contractual restrictions and considerations.

Collection

The Company only collects personal information that is necessary for the purposes identified. Personal information is collected directly from the individual, and may, with consent or as otherwise allowed by law, be collected from other sources.

Use, disclosure and retention

Personal information is not, without consent, used or disclosed to a third party for any purpose other than that for which it was collected, unless such use or disclosure is required or allowed by law. This may include use or disclosure in order to protect the Company's interests in civil proceedings and in proceedings involving criminal activity, fraud or misrepresentation.

The Company retains personal information only as long as necessary to fulfill the identified purpose or as otherwise required or allowed by law.

Accuracy

The Company uses reasonable efforts to ensure that personal information is accurate and complete for the purposes for which it is to be used.

Safeguards

The Company protects the security and confidentiality of personal information with safeguards appropriate to the sensitivity of the information.

Openness

The Company's *Privacy Guidelines* are available to clients and the public. Upon written request addressed to the Chief Compliance Officer, we will provide a copy of these Guidelines, and respond to inquiries about our practices relating to personal information.

Individual access

An individual may request to be informed of the existence, use and disclosure of personal information pertaining to him or her. The Company will provide appropriate access to such information that it holds. If the Company determines not to provide access to personal information, we will provide an explanation. Individuals may request the correction of personal information the Company holds about them, and if we find that what we have is incorrect, we will correct it.

Concerns, inquiries or requests

Any concern, inquiry or request related to privacy should be made in writing. Send or e-mail to:

Chief Compliance Officer
The Great-West Life Assurance Company
100 Osborne Street North
Winnipeg MB
R3C 3A5

chief.compliance.officer@gwl.ca

Appendix B – Great-West Lifeco Inc. Insider Trading and Reporting Policy

This Policy governs the trading in securities of Great-West Lifeco Inc. ("Lifeco") and certain other companies by directors, officers and employees of Lifeco and its subsidiaries.

A. INTRODUCTION

1. Purpose and Scope

Certain Canadian federal and provincial statutes impose:

- restrictions on trading in the securities of public companies;
- restrictions on communicating certain information about public companies; and
- obligations on certain individuals to report securities trades to appropriate regulatory authorities.

This Policy has been established by Lifeco to assist its directors, officers and employees, and the directors, officers and employees of its subsidiaries, in complying with these statutory requirements.

2. Definitions

In this Policy, the term:

"Associate" of a director, officer or employee of Lifeco or of any of its subsidiaries means:

- a company of which the director, officer or employee beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities;
- any business partner of the director, officer or employee;

- any trust or estate in which the director, officer or employee has a substantial beneficial interest or as to which the director, officer or employee serves as a trustee;
- the spouse or common law spouse of the director, officer or employee who resides in the same home as the director, officer or employee; and
- any relative of the director, officer or employee or his or her spouse or common law spouse referred to in (d) who resides in the same home as the director, officer or employee.

"Exempt Insiders" means those Lifeco Insiders who, pursuant to National Instrument 55-101 (as amended from time to time), are exempt from the obligation to file insider reports, a list of whom is maintained by Lifeco's Associate Corporate Secretary.

"Lifeco Insiders" means (i) all directors of Lifeco or any of its subsidiaries, and (ii) all persons who hold the office of president, vice-president, secretary or treasurer of Lifeco or of any of its subsidiaries, and any other person who performs functions similar to those normally performed by a person holding such office.

"Material Non-Public Information" means, in respect of a company, any information relating to the company or any of its subsidiaries that significantly effects, or would reasonably be expected to have a significant effect on, the market price or value of any securities of the company or that could affect the decision of a reasonable investor and which has not been generally disclosed to the public.

"Non-Exempt Insiders" means those Lifeco Insiders who are not Exempt Insiders, a list of whom is maintained by Lifeco's Associate Corporate Secretary.

"Public Affiliates" means Power Corporation of Canada, Power Financial Corporation, The Great-West Life Assurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, and IGM Financial Inc.

"Public Subsidiaries" means The Great-West Life Assurance Company, Canada Life Financial Corporation and The Canada Life Assurance Company.

"Quarterly Blackout Period" means the period beginning five weeks before and ending two full trading days after the issue of a press release announcing quarterly or annual financial results of Lifeco and its Public Subsidiaries.

"Securities" means any shares, stock options, bonds, debentures, notes or other evidence of indebtedness, deferred share units, stock appreciation rights and any other document, instrument or writing commonly known as a security.

"Share Ownership Plan" means the Great-West Life/London Life Employee Share Ownership Plan and any other similar plan for other Lifeco subsidiaries.

B. PROHIBITED ACTIVITIES

1. General Restrictions on Trading in Securities of Lifeco or its Public Affiliates

No director, officer or employee of Lifeco or of any of its subsidiaries nor any of their Associates who has knowledge of Material Non-Public Information with respect to Lifeco or any of its Public Affiliates shall sell, purchase or otherwise trade in the Securities of Lifeco or in the Securities of any such Public Affiliate, as the case may be.

This prohibition applies to all sales, purchases and other trades in Securities of Lifeco and its Public Affiliates (other than purchases of Lifeco common shares under the Share Ownership Plan pursuant to standing instructions), including:

- purchases and sales of Securities through a stock exchange or other public market;
- exercises of stock options and sales of underlying securities; and
- the communication of instructions under the Share Ownership Plan or the Directors Deferred Share Unit Plan to increase, decrease or discontinue contributions, and the sale of Lifeco common shares acquired under the Share Ownership Plan.

This prohibition ceases to apply when:

- the Material Non-Public Information has been generally disclosed to the public by way of a press release and more than two full trading days have elapsed since the press release was issued; or
- the Material Non-Public Information ceases to be material (e.g. a potential material acquisition has been abandoned).

It may be difficult to determine definitively whether particular information constitutes Material Non-Public Information and, accordingly, any significant non-public information (such as information about financial results, dividends or a proposed significant acquisition or disposition) should be treated as Material Non-Public Information.

In addition to the foregoing restrictions:

- directors of Lifeco and/or the Public Subsidiaries; and
- those officers of Lifeco and/or its subsidiaries who have been designated by Lifeco's President and Chief Executive Officer as being a "Restricted Trading Officer" for purposes of this Policy;

may not at any time sell, purchase or otherwise trade in the Securities of Lifeco or in the Securities of any of the Public Affiliates without the prior approval of Lifeco's Vice-President, Counsel and Secretary, Canada.

2. Restrictions on Trading in Securities of Other Companies

In the course of their duties with Lifeco or its subsidiaries, directors, officers and employees and their Associates may become aware of Material Non-Public Information about another company in the context, for example, of investigating a potential investment or acquisition.

In that case, the restrictions set forth in Section 1 apply with respect to selling, purchasing or otherwise trading in the Securities of that other company.

3. No Tipping

No director, officer or employee of Lifeco or any of its subsidiaries nor any of their Associates shall communicate Material Non-Public Information with respect to Lifeco or any of its Public Affiliates to any other person or company, except in the necessary course of business, nor shall any such director, officer or employee or any of their Associates who is aware of Material Non-Public Information with respect to Lifeco or any of its Public Affiliates encourage any other person or company to sell, purchase or otherwise trade in the Securities of Lifeco or any of its Public Affiliates, regardless of whether the Material Non-Public Information itself is specifically communicated to such person or company.

In complying with this provision, it is important to avoid communicating Material Non-Public Information inadvertently by, for example, discussing it in places where the conversation may be overheard (such as elevators, restaurants, taxis, airplanes or on cell phones), or by allowing documents or relevant material to be seen by individuals who do not need to know the information (such as displaying or discarding documents in public places).

If Material Non-Public Information must be communicated in the necessary course of business (which does not include disclosure to analysts, institutional investors, other market professionals or members of the press and other media), the individual communicating the Material Non-Public Information shall advise the recipient that the recipient is bound by this Policy.

In the course of their duties with Lifeco or its subsidiaries, directors, officers and employees may become aware of Material Non-Public Information about another company in the context, for example, of investigating a potential investment or acquisition. In that case, the restrictions on tipping set forth in this Section apply to such Material Non-Public Information.

4. No Speculation

No Lifeco Insider shall knowingly, directly or indirectly, sell a "call" or buy a "put" in respect of any Security of Lifeco or of any of its Public Affiliates. In addition, Lifeco Insiders may not purchase or sell Securities of Lifeco or of any of its Public Affiliates with the intention of reselling or repurchasing them within a six month period in the expectation of a short-term rise or fall in the market price of the Securities. Speculating in Securities of Lifeco or its Public Affiliates for short-term profit is to be distinguished from purchasing and selling such Securities as part of a long-term investment program.

5. No Short Selling

No Lifeco Insider shall knowingly sell, directly or indirectly, any Security of Lifeco or of any of its Public Affiliates, if he or she does not own or has not fully paid for the Securities to be sold, unless he or she owns an option or right to acquire the Securities sold and within ten days after the sale either (a) exercises the option or right and delivers the Securities so acquired to the purchaser, or (b) transfers the option or right to the purchaser.

6. Restrictions on Trading During Quarterly Blackout Periods

No Lifeco Insider nor any of their Associates, and no person who has been designated by Lifeco's Vice-President, Finance, Canada as being subject to the Quarterly Blackout Periods, shall sell, purchase, or otherwise trade in the Securities of Lifeco (other than purchases of Lifeco common shares under the Share Ownership Plan pursuant to standing instructions), of any of the Public Subsidiaries, of Power Financial Corporation, or of Power Corporation of Canada during any Quarterly Blackout Period. Lifeco shall advise Lifeco Insiders and the other designated persons referred to above in advance as to when each Quarterly Blackout Period is to commence and terminate.

7. Advising Associates of Trading and Tipping Restrictions

Directors, officers and employees of Lifeco and its subsidiaries shall advise their Associates of the restrictions in Sections 1, 2, 3, 6 and 7 above.

C. REPORTING OBLIGATIONS

1. Reporting Trades in Securities of Lifeco and its Public Subsidiaries

An insider report must be filed by or on behalf of each Non-Exempt Insider:

- the first time he or she becomes a Non-Exempt Insider, disclosing any direct or indirect beneficial ownership of or control or direction over securities of Lifeco or of Public Subsidiaries held at that time (if no such beneficial ownership or control or direction is then held no insider report need be filed); and
- whenever a change occurs in his or her direct or indirect beneficial ownership of or control or direction over securities of Lifeco or a Public Subsidiary, including purchases and sales in the public markets, dispositions under the Share Ownership Plan, transfers to, from, among and between an agent, nominee or custodian, option grants and exercises, and certain derivative-based transactions.

Such insider reports must be filed with provincial securities commissions in accordance with the "System for Electronic Disclosure by Insiders", and with applicable federal authorities, within ten calendar days of the day on which the specified event takes place.

Lifeco's Associate Corporate Secretary shall advise Lifeco Insiders as to whether they are Exempt Insiders or Non-Exempt Insiders. Non-Exempt Insiders who purchase, sell or otherwise trade in Securities of Lifeco or of any of the Public Affiliates shall immediately so advise Lifeco's Associate Corporate Secretary, who shall prepare and file insider reports on behalf of such Non-Exempt Insiders.

2. Reporting Trades in Securities of other Public Affiliates

Under applicable securities legislation, Lifeco Insiders are also insiders of Power Corporation of Canada, Power Financial Corporation and IGM Financial Inc., and may be required to file separate insider reports in relation to transactions involving Securities of

those companies. Persons subject to such reporting obligations are encouraged to consult with the Corporate Secretary of the relevant company to ensure compliance with applicable policies and legal requirements.

D. SANCTIONS

1. Condition of Appointment or Employment

Failure to adhere to this Policy and applicable legal obligations may expose Lifeco, its subsidiaries and/or their respective directors, officers and employees to sanctions under securities laws, public embarrassment, reputation impairment, civil liability, and/or criminal liability. It is a condition of each director's, officer's and employee's appointment or employment with Lifeco or its subsidiaries that they comply with this Policy at all times. Lifeco and/or its subsidiaries may take any steps or proceedings in respect of any non-compliance as may be available to them, including, but not limited to, termination of appointment or employment.

2. Penalties/Civil Liability

In addition, the federal and provincial statutes which impose trading and tipping restrictions and insider reporting obligations also impose substantial penalties and civil liability for a breach of those restrictions and obligations.

E. GENERAL

Insider trading and reporting is a complex area and this Policy does not cover all circumstances that may arise with respect to insider trading and reporting. Directors, officers and employees who are in doubt about the application of this Policy to them in particular circumstances or who otherwise have questions about this Policy should contact Lifeco's Vice-President, Counsel & Secretary, Canada, or Lifeco's Associate Counsel & Associate Secretary.

Appendix C - Accounting Complaints Handling Procedures

The Audit Committee of Great-West Lifeco Inc. ("Lifeco") has established these procedures for (i) the receipt, retention and treatment of complaints or concerns from any individual regarding accounting, internal accounting controls or auditing matters involving Lifeco or any of its subsidiaries (collectively, "Accounting Complaints") and (ii) the confidential, anonymous submission of Accounting Complaints by employees of Lifeco and its subsidiaries. These procedures reflect the fact that Great-West Life & Annuity Insurance Company ("GWL&A") and The Great-West Life Assurance Company ("GWL") are 100% owned subsidiaries of Lifeco.

Certain terms used in these procedures are defined under Part G - Definitions.

A. Examples of Accounting Complaints

Accounting Complaints may include, without limitation, the following matters involving Lifeco or any of its subsidiaries:

(i) fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement;

(ii) fraud or deliberate error in the recording and maintaining of financial records;

(iii) deficiencies in or noncompliance with internal accounting controls; or

(iv) misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in financial records, financial statements, or other financial reports or public disclosure.

B. Submission of Accounting Complaints

1. Manner of Submission

Accounting Complaints shall be submitted in writing using the Accounting Complaint Form attached as Exhibit A hereto or by telephone, in each case using the contact information provided below.

An employee of Lifeco or of any of its subsidiaries may submit an Accounting Complaint in his or her name, with or without a request for confidential treatment, or anonymously. Accounting Complaints made by non-employees must be made on a non-anonymous basis.

Accounting Complaints submitted on a confidential basis should be made in writing using a sealed envelope marked with the following legend, modified to show the appropriate recipient:

> CONFIDENTIAL – TO BE OPENED ONLY BY THE [INTERNAL AUDITOR/VICE-PRESIDENT, COUNSEL AND SECRETARY]

A request for confidential treatment means that the name of the person submitting the complaint will be revealed only (i) to the person to whom the report was submitted, (ii) to the members of the Audit Committee of Lifeco and, where appropriate, the Audit Committee or Board of Directors of any affiliate of Lifeco that may be affected by the complaint, (iii) to such other persons as the Accounting Complaint Officer, the Chairman of the Audit Committee of Lifeco, or the Chairman of the Board of Lifeco, reasonably determines advisable in order to carry out an adequate evaluation or investigation of the matters described in the Accounting Complaint, or (iv) as may be required by law, applicable regulatory authorities or a court of competent jurisdiction.

Employees are advised that Lifeco's ability to fully investigate an anonymous Accounting Complaint may be limited by its inability to obtain additional information from the source of the complaint.

2. Complaint Recipient

Accounting Complaints shall be submitted to the applicable Internal Auditor, except for those relating to action or inaction by an Internal Audit Department or any member thereof which may be directed to the applicable Legal Officer, in each case as specified below.

Accounting Complaints relating to Lifeco's U.S. operations or subsidiaries shall be submitted as follows:

	Internal Auditor	**Legal Officer**
Mail, courier or delivery:	Internal Auditor, United States Great-West Lifeco Inc. 8525 East Orchard Road Greenwood Village, CO 80111	Vice-President, Counsel and Secretary, United States Great-West Lifeco Inc. 8525 East Orchard Road Greenwood Village, CO 80111
Telephone:	•303-737-3778	•303-737-5201
Facsimile:	•303-737-4771	•303-737-4670

All other Accounting Complaints shall be submitted as follows:

	Internal Auditor	**Legal Officer**
Mail, courier or delivery:	Internal Auditor, Canada Great-West Lifeco Inc. 100 Osborne Street North Winnipeg, Manitoba R3C 3A5	Vice-President, Counsel and Secretary, Canada Great-West Lifeco Inc. 100 Osborne Street North Winnipeg, Manitoba R3C 3A5
Telephone:	•204-946-7600	•204-946-7501
Facsimile:	•204-926-5038	•204-946-4129

C. Investigation of Accounting Complaints

Upon receipt of a complaint or concern, the Accounting Complaint Officer will determine whether the complaint or concern is an Accounting Complaint, and will form a preliminary view as to its materiality. An investigation of an Accounting Complaint will be conducted by the Accounting Complaint Officer in accordance with the Investigation Protocol approved by the Audit Committee of Lifeco from time to time. An Accounting Complaint Officer may, as he considers advisable, confer with senior officers of GWL&A or GWL, enlist the assistance of employees of GWL&A and GWL or their subsidiaries, and engage outside legal, accounting and other advisors, to assist in an investigation of an Accounting Complaint.

D. Reporting for Accounting Complaints

1. Special Reports

(i) An Accounting Complaint Officer shall promptly report an Accounting Complaint, together with his preliminary comments regarding materiality, to the attention of the Chairman of the Audit Committee of:

- GWL&A (for Accounting Complaints with respect to U.S. matters); or
- GWL (for all other Accounting Complaints).

Where the Accounting Complaint involves a Reporting Subsidiary of GWL&A or GWL, the Accounting Complaints Officer will also promptly report the complaint to the Chairman of the Audit Committee of that Reporting Subsidiary.

(ii) The Chairman of the Audit Committee of GWL&A or GWL, to whom an Accounting Complaint is reported under this section D.1, shall promptly report the complaint to the Chairman of the Audit Committee of Lifeco.

(iii) The Chairman of the Audit Committee of a Reporting Subsidiary to whom an Accounting Complaint is reported under this section D.1 shall promptly report each complaint that he or she considers to be material in relation to the Reporting Subsidiary, and may report at his discretion any other complaints, to the Chairman of the Board of Directors of the Reporting Subsidiary who, in turn, shall report to the corresponding Board of Directors.

(iv) The Chairman of the Audit Committee of Lifeco shall promptly report each Accounting Complaint that he or she considers to be material in relation to Lifeco, and may report at his discretion any other complaints, to the Chairman of the Board of Directors of Lifeco.

(v) Each person making a special report under subsections D.1(i) to (iv) shall supplement their initial report with timely and periodic reports to the recipient(s) of their initial report regarding actions taken or to be taken in response to the Accounting Complaint.

(vi) It is expected that the Chairman of the Board will report to the Board of Directors of Lifeco, any Accounting Complaint which he believes may be material to Lifeco, and on the results of the relevant investigation. It is also expected that he will report, on the same basis, to the Chairman of the Board of Power Financial Inc. in respect of Accounting Complaints which he believes may be material to Power Financial.

2. Quarterly Reports

The Audit Committee of GWL&A, GWL and each Reporting Subsidiary shall receive a quarterly report regarding Accounting Complaints applicable to it. A quarterly report regarding Accounting Complaints shall also be made to the Audit Committee of Lifeco.

Each such report shall summarize the Accounting Complaints received in relation to Lifeco, GWL&A, GWL or such Reporting Subsidiary, as applicable, and any action taken or to be taken in response thereto, and shall contain such other information as may be requested from time to time by the report's recipient. The Accounting Complaint Officers will ensure that any action plans arising out of Accounting Complaints are completed.

3. Reports to Board of Directors

If a Reporting Subsidiary does not have an Audit Committee, then the reporting required by sections D.1 and D.2 above shall be made to the Board of Directors.

E. Accounting Complaint Records

Each Accounting Complaint Officer will maintain appropriate records relating to Accounting Complaints handled by him or her, including tracking their receipt, investigation and resolution. All such records will be maintained on a confidential basis in accordance with applicable record retention policies.

F. Retaliation Prohibited

1. Any allegation that proves not to be substantiated and which proves to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense and may result in disciplinary action up to and including termination.

   However, neither Lifeco nor any subsidiary, officer, director or employee of Lifeco or of any of its subsidiaries will discharge, demote, suspend, threaten, harass or in any manner discriminate against any of its or their employees in the terms and conditions of employment based upon any lawful action taken by or on behalf of that employee (i) with respect to the good faith reporting of complaints or concerns under these procedures, (ii) co-operating with or participating in an internal investigation of a report pursuant to these procedures, or (iii) in making an External Report.

   Such retaliation is also prohibited in the event an employee refuses to carry out a directive which, if implemented, would constitute fraud, give rise to an Accounting Complaint or violate applicable laws or the company's Code of Business Conduct and Ethics.

2. If an employee believes that he or she has been subject to retaliation because he or she has taken any of the actions referenced in this Part F, or any employee is aware that any

such retaliation may have been made against any other employee, the employee should report such conduct to a Legal Officer.

3. In addition to complying with the procedures set forth herein with respect to Accounting Complaints, employees are also required at all times to comply with all other provisions of the company's Code of Business Conduct and Ethics.

G. Definitions

For the purpose of these procedures:

"**Accounting Complaint Officer**" means an Internal Auditor or a Legal Officer who has received an Accounting Complaint under these procedures.

"**External Report**" means any lawful act taken by or on behalf of an employee to:

a) provide information, cause information to be provided, or otherwise assist in an investigation regarding any conduct which the employee reasonably believes constitutes criminal conduct or a material violation of applicable securities laws, where the information or assistance is provided to or the investigation is conducted by a regulatory, legislative or law enforcement authority; or

b) file, cause to be filed, testify, participate in, or otherwise assist in a proceeding filed or about to be filed relating to alleged criminal conduct or an alleged violation of applicable securities laws.

"**good faith**" means that the employee submitting the complaint or concern has a reasonably held belief that the complaint or concern made is true and has not been made for personal gain or for any ulterior motive.

"**Internal Auditor**" means for Accounting Complaints related to U.S. operations or subsidiaries, the Internal Auditor, United States of Lifeco, and for all other Accounting Complaints, the Internal Auditor, Canada of Lifeco.

"**Legal Officer**" means for Accounting Complaints related to U.S. operations or subsidiaries, the Vice-President, Counsel and Secretary, United States of Lifeco, and for all other Accounting Complaints, the Vice-President, Counsel and Secretary, Canada of Lifeco.

"**Reporting Subsidiary**" means a subsidiary of Lifeco that (i) is a reporting issuer or equivalent which is required to certify the accuracy of its financial results under applicable securities laws, or (ii) is required to file its financial statements with insurance regulatory authorities, other than Great-West Life & Annuity Insurance Company and The Great-West Life Assurance Company.

H. Approval

As approved by the Lifeco Audit Committee on February 1, 2005. Lifeco Audit Committee approval is required to implement any changes to these procedures.

Exhibit A - Accounting Complaint Form

Purpose of this form: This form is to be used to report complaints or concerns regarding accounting, internal accounting controls or auditing matters.

Part I

Note: Employees may but are not required to complete Part I of this form. All other individuals must complete Part I.

Name: ______________________________
Address: ______________________________
Telephone: ______________________________
E-Mail: ______________________________

Part II

I am: □ an employee of Great-West Lifeco Inc. or one of its subsidiaries

□ not an employee of Great-West Lifeco Inc. or any of its subsidiaries

Would you like to discuss this matter with the Internal Auditor or the Legal Officer?

□ Yes □ No

Part III

Department(s) and/or individual(s) involved in this matter:

____
____

Describe all relevant facts of the complaint or concern:

____
____
____

Describe how you became aware of this matter:

____
____
____

Describe any steps taken to remedy the matter of which you are aware:

____
____
____

Industry Canada   Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

GREAT-WEST LIFECO INC.

Name of corporation-Dénomination de la société

007478-1

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☑	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☐	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

August 8, 2005 / le 8 août 2005

Date of Amendment - Date de modification

Canada

Industry Canada Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT — RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

ARTICLES OF AMENDMENT (SECTIONS 27 OR 177) — CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
GREAT-WEST LIFECO INC.	007478-1

3. The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

The annexed Schedule 1 is incorporated in this form.

SCHEDULE 1

GREAT-WEST LIFECO INC.
4.85% NON-CUMULATIVE FIRST PREFERRED SHARES, SERIES H
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

The articles of the Corporation are amended to create an additional series of First Preferred Shares. The eighth series of First Preferred Shares shall consist of up to 14,000,000 shares designated "4.85% Non-Cumulative First Preferred Shares, Series H" (the "Series H Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

ARTICLE 1
DIVIDENDS

1.1 Dividend Payment Dates and Dividend Periods

The dividend payment dates (the "Dividend Payment Dates") in respect of the dividends payable on the Series H Shares shall be the last day of each of the months of March, June, September and December in each year. A "Dividend Period" means the period from and including the date of issue of the Series H Shares to but excluding September 30, 2005, being the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

1.2 Payment of Dividends

The holders of Series H Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends (the "Quarterly Dividends") payable, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, the first of such dividends to be payable on September 30, 2005 and to be in an amount per share determined in accordance with section 1.3. For all subsequent Dividend Periods, dividends, subject to section 1.3, shall b e in an amount per Series H Share equal to $0.30313.

1.3 Dividend for Other than a Full Dividend Period

The holders of Series H Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the board of directors out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a) an initial dividend in respect of the period from and including the date of the initial issue of the Series

H Shares to but excluding September 30, 2005 (the "Initial Dividend Period") equal to the amount obtained (rounded to five decimal places) when $1.2125 is multiplied by a fraction, the numerator of which is the number of days in the Initial Dividend Period and the denominator of which is 365; and

(b) a dividend in an amount per share with respect to any Series H Share:

(i) which is issued, redeemed or purchased during any Dividend Period, or

(ii) where the assets of the Corporation are distributed to the holders of the Series H Shares pursuant to section 2.2 of the provisions attaching to the First Preferred Shares as a class with an effective date during any Dividend Period,

equal to the amount obtained (rounded to five decimal places) when $1.2125 is multiplied by a fraction, the numerator of which is the number of days in such Dividend Period that such share has been outstanding (excluding the date of issue, redemption or purchase or the effective date for the distribution of assets) and the denominator of which is the number of days in the year in which such Dividend Period falls.

1.4 Payment Procedure

Subject to subsection 2.3(e), the Corporation shall pay the dividends on the Series H Shares on the relevant Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation) by electronic funds transfer or by cheques drawn on a Canadian chartered bank or trust company and payable in lawful money of Canada at any branch of such bank or trust company in Canada or in such other manner, not contrary to applicable law, as the Corporation shall determine. The delivery or mailing of any cheque to a holder of Series H Shares or the electronic transfer of funds to an account specified by such holder shall be a full and complete discharge of the Corporation's obligation to pay the dividends to such holder (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

ARTICLE 2
REDEMPTION AND PURCHASE

2.1 General

Subject to Article 4 and to the extent permitted by applicable law, the Series H Shares may be redeemed or purchased by the Corporation as provided in this Article 2 but not otherwise.

2.2 Corporation's Redemption Rights

(a) The Series H Shares shall not be redeemable prior to September 30, 2010. The Corporation may, upon giving notice as hereinafter provided, redeem on or after September 30, 2010 at any time the whole or from time to time any part of the then outstanding Series H Shares, by the payment of an amount in cash for each Series H Share so redeemed equal to:

(i) $26.00 if the Series H Shares are redeemed on or after September 30, 2010 and prior to September 30, 2011;

(ii) $25.75 if the Series H Shares are redeemed on or after September 30, 2011 and prior to September 30, 2012;

(iii) $25.50 if the Series H Shares are redeemed on or after September 30, 2012 and prior to September 30, 2013;

(iv) $25.25 if the Series H Shares are redeemed on or after September 30, 2013 and prior to September 30, 2014; and

(v) $25.00 if the Series H Shares are redeemed on or after September 30, 2014;

plus, in each case, an amount equal to all declared and unpaid dividends thereon to but excluding the date fixed

for redemption (less any tax required to be deducted and withheld by the Corporation) (the "Redemption Price").

(b) If less than all of the outstanding Series H Shares are to be redeemed, the shares to be redeemed shall be selected pro rata (disregarding fractions) or in such other manner as the board of directors or a committee thereof in its sole discretion shall by resolution determine.

2.3 Manner of Redemption

(a) Notice of the redemption of Series H Shares shall be given by the Corporation not less than 30 nor more than 60 calendar days prior to the date fixed for redemption to each holder of Series H Shares to be redeemed. Such notice shall set out:

(i) the date (the "Redemption Date") on which the redemption is to take place;

(ii) unless all the Series H Shares held by the holder to whom it is addressed are to be redeemed, the number of Series H Shares so held which are to be redeemed; and

(iii) the Redemption Price.

(b) On and after the Redemption Date, the Corporation shall pay or cause to be paid to the holders of the Series H Shares so called for redemption the Redemption Price therefor on presentation and delivery at the registered office of the Corporation, the principal transfer office of the transfer agent for the Series H Shares in any of the cities of Vancouver, Calgary, Toronto or Montréal, or such other place or places in Canada designated in the notice of redemption referred to in subsection 2.3(a), of the certificate or certificates representing the Series H Shares so called for redemption. Such payment shall be made by electronic funds transfer or by cheque and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Series H Shares so called for redemption unless any such cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series H Shares called for redemption shall cease to be entitled to dividends or to exercise any of the rights of holders of Series H Shares in respect of such shares except the right to receive therefor the Redemption Price, provided that if payment of such Redemption Price is not duly made in accordance with the provisions hereof, then the rights of such holders shall remain unimpaired.

(c) The Corporation shall have the right at any time after mailing a notice of redemption to deposit the aggregate Redemption Price of the Series H Shares thereby called for redemption, or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank or trust company for the holders of such shares, and upon such deposit being made or upon the date fixed for redemption, whichever is the later, the Series H Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of each holder thereof shall be limited to receiving, without interest, such holder's proportionate part (after taking into account any amounts deducted or withheld on account of tax in respect of such holder) of the Redemption Price so deposited upon presentation and surrender of the certificate or certificates representing the Series H Shares so redeemed. Any interest on any such deposit shall belong to the Corporation. Redemption moneys which remain unclaimed for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

(d) If less than all the Series H Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued without cost to the holder.

(e) The provisions of section 1.4 shall not apply to any declared and unpaid dividen d which is included in the calculation of Redemption Price for the purposes of subsection 2.2(a).

2.4 Purchase

The Corporation may purchase for cancellation at any time all, or from time to time, any number of the outstanding Series H Shares in the open market (including purchases through or from an investment dealer or firm holding membership on a stock exchange) or pursuant to tenders received by the Corporation upon an invitation for tenders addressed to all holders of the Series H Shares, at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable. If upon any invitation for tenders the Corporation receives tenders for Series H Shares at the same price in an aggregate number greater than the number for which the Corporation is prepared to accept tenders, the shares to be purchased shall be selected from the shares offered at such price as nearly as may be pro rata (to the nearest 10 shares) according

to the number of Series H Shares offered in each such tender, or in such other manner as the board of directors or a committee thereof in its sole discretion shall by resolution determine. If part only of the Series H Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued without cost to the holder.

ARTICLE 3
VOTING RIGHTS

3.1 Voting Rights

In the event that (A)(i) The Great-West Life Assurance Company ("GWL") is not required to satisfy the provision of the Insurance Companies Act (Canada), as amended or replaced from time to time (the "ICA") relating to the 35% public voting requirement currently in section 411 of the ICA (the "Public Voting Requirement"); (ii) GWL has satisfied the Public Voting Requirement in some other manner; or (iii) the board of directors of the Corporation determines that it is no longer in the best interests of the Corporation to comply with the Public Voting Requirement; (B) the board of directors of the Corporation has removed the voting rights referred to in section 2.5 of the provisions attaching to the First Preferred Shares as a class; and (C) the Corporation fails to declare the whole amount of the Quarterly Dividend for any Dividend Period on or before the last day of such Dividend Period, the holders of the Series H Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors of the Corporation are to be elected the record date for notice of which occurs after the end of such Dividend Period (other than meetings at which only holders of another specified series or class of shares are entitled to vote) and such holders shall have the right at any such meeting to one vote for each Series H Share held in the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have such right. Notwithstanding the provisions attaching to the First Preferred Shares as a class or to the Series H Shares, if the lesser of the initial issue price, redemption amount or retraction amount per share of any other series of First Preferred Shares is less than the Redemption Price of the Series H Shares, the votes per Series H Share shall be increased such that the Series H Shares have the same number of votes per dollar amount of the Redemption Price as the other series with the lowest initial issue price, redemption amount or retraction amount per share. The right to receive notice of, attend and vote at such meetings shall continue until such time as the Corporation declares and pays the full amount of a Quarterly Dividend for a Dividend Period, after which Dividend Period such rights to receive notice of, attend and vote at such meetings shall forthwith expire. At such time as the Corporation may again fail to declare the full amount of any Quarterly Dividend for any Dividend Period, such voting rights shall become effective again and so on from time to time.

ARTICLE 4
RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

4.1 Restrictions on Dividends and Retirement of Shares

So long as any of the Series H Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the outstanding Series H Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Second Preferred Shares, on the Common Shares or on shares of any other class of the Corporation ranking junior to the Series H Shares (other than stock dividends in shares of the Corporation ranking junior to the Series H Shares);

(b) except out of the net cash proceeds of an issue of shares ranking junior to the Series H Shares, redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of the Second Preferred Shares, Common Shares or shares of any other class of the Corporation ranking junior to the Series H Shares;

(c) redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of less than all of the Series H Shares;

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking pari passu with the Series H Shares; or

(e) except out of the net cash proceeds of an issue of shares ranking junior to the Series H Shares, or except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption

provision attaching thereto, redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking prior to the S eries H Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase for cancellation or reduction or retirement of capital, as the case may be, all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series H Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series H Shares shall have been declared and paid or monies set aside for payment thereof.

ARTICLE 5
ISSUE PRICE

5.1 Issue Price

The price or consideration for which each Series H Share shall be issued is $25.00 and, upon payment of such price, each such share shall be issued as fully paid and non-assessable.

ARTICLE 6
ELECTION UNDER THE INCOME TAX ACT

6.1 Election Under the Income Tax Act (Canada)

The Corporation shall elect under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under section 191.1 of such Act, or any successor or replacement provision of similar effect, at a rate such that no holder of the Series H Shares will be required to pay tax on dividends received on the Series H Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect. Such election shall be made in the manner prescribed by such Act and shall be filed within the time provided under paragraph 19 1.2(1)(a) of such Act.

ARTICLE 7
NOTICE AND INTERPRETATION

7.1 Notices

(a) Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series H Shares at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Series H Shares shall not affect the validity of the notices, invitations for tender or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

(b) If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series H Shares pursuant to paragraph (a) is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder's new address.

7.2 Interpretation

(a) In the event that any day on which any dividend on the Series H Shares is payable or on or by which any other action is required to be taken hereunder is not a business day, then such dividend shall be payable or such other action shall be required to be taken on or before the next succeeding day that is a business day. A "business day" means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday

in the place where the Corporation has its registered office.

(b) All references herein to a holder of Series H Shares shall be interpreted as referring to a registered holder of the Series H Shares.

ARTICLE 8
MODIFICATION

8.1 Modification

The provisions attaching to the Series H Shares may be deleted, varied, modified, amended or amplified with the prior approval of the holders of Series H Shares given in accordance with Article 9 and with all required approvals of any stock exchanges on which the Series H Shares may be listed.

ARTICLE 9
APPROVAL OF SERIES H SHAREHOLDERS

9.1 Approval of Series H Shareholders

Any approval required or permitted to be given by the holders of the Series H Shares with respect to any and all matters referred to herein shall be deemed to have been sufficiently given by the holders of the Series H Shares if given in the manner provided in section 2.4 of the provisions attaching to the First Preferred Shares as a class, which provisions shall apply, mutatis mutandis, as though the term "Series H Shares" was used in such section in place of the term "First Preferred Shares" and as though the Series H Shares were a class of shares, provided that the quorum for any meeting of holders of Series H Shares shall be shareholders present in person or represented by proxy holding a majority of the outstanding Series H Shares. If at any such meeting the holders of a majority of the outstanding Series H Shares are not present in person or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting. At such adjourned meeting, the holders of Series H Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at suc h meeting shall constitute the approval of the holders of the Series H Shares.

ARTICLE 10
RIGHTS ON LIQUIDATION

10.1 Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series H Shares shall be entitled to receive an amount equal to $25.00 per Series H Share, together with all dividends declared and unpaid to and including the date of payment, on parity with the First Preferred Shares of every other series and before any amount is paid or any assets of the Corporation are distributed to the holders of Common Shares, Second Preferred Shares or shares of any other class of the Corporation ranking junior to the Series H Shares. Upon payment to the holders of the Series H Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

ARTICLE 11
WITHHOLDING TAXES

11.1 Withholding Taxes

For greater certainty, and notwithstanding any other provision of these Series H Share terms, the Corporation shall be entitled to deduct and withhold any amounts required by it to be deducted and withheld on account of any taxes from any amounts payable or otherwise deliverable in respect of the Series H Shares, including on the redemption or cancellation of the Series H Shares. To the extent that any amounts are withheld, such withheld amounts shall be treated for all purposes hereof as having been paid or delivered to the person in respect of which such withholding was made.

Date	Name - Nom	Signature	Capacity of - en qualité
2005-08-08	ROBERT G. SIDDALL		AUTHORIZED OFFICER

Canada

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Inc. Announces Closing of Offering

Winnipeg, August 12, 2005...Great-West Lifeco Inc. today announced the closing of an offering of $300,000,000 of the Corporation's First Preferred Shares to a syndicate of underwriters co-led by Scotia Capital Inc. and BMO Nesbitt Burns Inc. Lifeco announced the offering on July 21, 2005. The shares will be posted for trading on the Toronto Stock Exchange under the symbol "GWO.PR.H".

The 12,000,000, Non-Cumulative First Preferred Shares, Series H were priced at $25.00 and carry a 4.85% annual dividend. The net proceeds may be used by the Corporation to repay all or part of its term bank loan facility, to purchase for cancellation existing preference shares of the Corporation, or for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. The Corporation has operations in Canada, the United States, and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, and Great-West Life & Annuity Insurance Company. The Corporation and its companies have more than $170 billion in assets under administration. The Corporation is a member of the Power Financial Corporation group of companies.

Not for distribution to U.S. news wire services or dissemination in the United States.

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For more information contact:

Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705